UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-41486

XPERI INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**83-4470363**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
2190 Gold Street, San Jose, California	**95002**
(Address of Principal Executive Offices)	**(Zip Code)**

(408) 519-9100
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	XPER	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $370.3 million, based on the closing price of $8.21 for shares of the registrant's common stock as reported for such date by the New York Stock Exchange.

The number of shares outstanding of the registrant's common stock as of February 10, 2025 was 44,388,930.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement for the registrant's 2025 Annual Meeting of Stockholders will be filed with the Commission within 120 days after the close of the registrant's 2024 fiscal year and are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

XPERI INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 10-K (this "Annual Report") contains forward-looking statements, which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "plans," "believes," "seeks," "estimates," "could," "would," "may," "will," "intends," "potentially," "projects," "targets" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. The identification of certain statements as "forward-looking" is not intended to mean that other statements not specifically identified are not forward-looking. All statements other than statements about historical facts are statements that could be deemed forward-looking statements, including, but not limited to, statements that relate to our future revenue, product development, demand, acceptance and market share, growth rate, competitiveness, gross margins, levels of research, development and other related costs, expenditures, tax expenses, cash flows, our management's plans and objectives for our current and future operations, expectations regarding media consumption, payment of our promissory note upon maturity, the levels of customer spending or research and development activities, the impact of any acquisitions or divestitures on our financial condition and results of operations, general economic conditions, future repurchases under our repurchase program, and the sufficiency of financial resources to support future operations and capital expenditures.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks, uncertainties, and changes in condition, significance, value and effect, including those discussed below under the heading "Risk Factors" within Part I, Item 1A of this Annual Report and other documents we file from time to time with the U.S. Securities and Exchange Commission (the "SEC"), such as our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed herein and in ways not readily foreseeable. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report and are based on information currently and reasonably known to us. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report, other than as required by law. Readers are urged to carefully review and consider the various disclosures made in this Annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Market and Industry Data

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations, statistics and market opportunity, is based on our management's estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe the information from these third-party publications, research, surveys and studies included in this Annual Report on Form 10-K is reliable. Management's estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Annual Report under Item 1A. "*Risk Factors*." These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Summary of Risk Factors

We are providing the following summary of the risk factors contained in this Annual Report on Form 10-K to enhance the readability and accessibility of our risk factor disclosures. This summary does not address all the risks that we face. We encourage you to carefully review the full risk factors contained in this Annual Report on Form 10-K in their entirety for additional information regarding the material factors that make an investment in our securities speculative or risky. The primary categories by which we classify risks include those related to: (i) our business, (ii) cybersecurity, reliability and data privacy, (iii) intellectual property, (iv) macroeconomic conditions, (v) financial matters, (vi) regulatory and legal matters, (vii) our Separation from our Former Parent, and (viii) ownership of our common stock. Set forth below within each of these categories is a summary of the principal factors that make an investment in our common stock speculative or risky.

Risks Related to Our Business Operations

- our ability to develop and timely deliver innovative technologies and services;
- the highly competitive nature of our industry;
- our monetization strategy may not be successful;
- our ability to develop, maintain, and expand key relationships with TV OEMs and content publishers;
- our ability to manage our disparate business operations efficiently;
- our ability to generate revenue from royalty-based and advertising-based revenue models;
- licensees delaying, refusing or being unable to make payments to us due to financial difficulties or otherwise;
- attracting and retaining the qualified and skilled employees needed to support our business;
- competition in the provision of entertainment offerings involving the distribution of digital content provided by third-party application and content providers through broadband;
- our ability to successfully pursue and execute acquisitions and divestitures;
- our ability to maintain enough content released in the DTS audio format;
- the sufficiency of demand for our Connected Car technologies to sustain projected growth;
- our ability to penetrate the streaming and downloadable content delivery markets;
- the interoperability of our technologies with consumer hardware devices;
- investments in new products and services achieving technological feasibility or profitability, or limiting our growth;
- the use of artificial intelligence technologies that could subject us to risks;
- errors, defects, or unintended performance problems that could render our products or services inoperable;
- our reliance on third parties to design, manufacture, distribute and supply hardware devices upon which our TiVo software and services operate;
- the time and expense of qualifying, certifying and supporting our technologies, products and services;
- our ability to expand our international sales and operations;

Risks Related to Cybersecurity, Reliability, and Data Privacy

- cybersecurity and stability risks, information technology system failures, and security breaches;
- legal obligations and potential liability or reputational harm related to our collection, storage, use, and other processing of personal and confidential information;

Risks Related to Intellectual Property

- intellectual property infringement claims and litigation resulting in significant costs or the loss of important intellectual property rights important to our products and services;
- failure or inability to protect or enforce our intellectual property, contract rights or confidential information;
- failure to protect our brand from third-party infringement or increase our brand awareness;
- our use of open source software and restrictions on how we use or distribute our software;
- unauthorized use of third-party artificial intelligence applications by our employees or consultants;
- our agreements to indemnify certain of our partners and customers if our technology is alleged to infringe on third parties' intellectual property rights;
- governmental and industry standards that may significantly limit our business opportunities;

Risks Related to Macroeconomic Conditions

- the impact of macroeconomic conditions, natural disasters, geopolitical conflicts, or other natural or man-made catastrophic events on our business;

Risks Related to Financial Matters

- changes in our tax rates or exposure to additional tax assessments;
- significant concentration of credit risk;

Risks Related to Regulatory and Legal Matters

- enactment of or changes to government regulation or laws related to our internet, video, advertising and other areas of our business;
- compliance with new regulations related to artificial intelligence;
- compliance with laws and regulations related to the payment of income taxes and collection of indirect taxes;
- changes to U.S. or foreign taxation laws or regulations;
- litigation, claims, regulatory inquiries, investigations, and other legal proceedings;
- evolving state and federal laws and regulations relating to our advertising, marketing and sales directly to consumers;

Risks Related to the Separation

- failure of the Former Parent's distribution (the "Distribution") of 100% of the shares of Xperi's common stock to holders of our Former Parent's common stock upon the spin-off to qualify for non-recognition treatment for U.S. federal income tax purposes;
- indemnification liability if the Distribution and other related transactions are taxable to our Former Parent;
- continuing contingent tax-related liabilities of our Former Parent;
- adjustments of our tax accounts if our Former Parent utilizes certain pre-Separation tax attributes;
- our indemnification obligations to our Former Parent for certain liabilities, and our Former Parent's ability to satisfy its indemnification obligations to us;

Risks Related to Ownership of Our Common Stock

- uncertainty that an active trading market for our common stock will be sustained;
- our inability to guarantee the timing, amount or payment of dividends, if any, on our common stock in the future;
- dilution of a stockholder's percentage of ownership in us in the future;
- provisions in our charter and bylaws, Delaware Law and in the Tax Matters Agreement that may prevent or delay an acquisition of us;
- the limitations resulting from our selection of the Delaware Court of Chancery and the U.S. federal district courts as the exclusive forums for substantially all disputes between us and our stockholders; and
- the limitations resulting from our status as an emerging growth company.

PART I

Item 1. Business

Corporate Information

The principal executive offices of Xperi Inc. ("we," "our," the "Company," or "Xperi") are located at 2190 Gold Street, San Jose, California 95002 USA. Our telephone number is +1 (408) 519-9100. We maintain a corporate website at xperi.com. The reference to our website address does not constitute incorporation by reference of the information contained on this website. Xperi, the Xperi logo, TiVo, the TiVo logo, DTS, the DTS logo, DTS HD, DTS Audio Processing, DTS:X Ultra, DTS Virtual:X, DTS Headphone:X, DTS Play-Fi, DTS:X, HD Radio, DTS AutoStage, DTS AutoStage Video Service Powered by TiVo, TiVo OS and TiVo+ are trademarks or registered trademarks of Xperi or its affiliated companies in the United States and other countries. All other company, brand and product names may be trademarks or registered trademarks of their respective companies.

Overview

We are a leading consumer and entertainment technology company. We believe we create extraordinary experiences at home and on the go for millions of consumers around the world, enabling our unique audiences to connect with content in a more intelligent, immersive, and personal way. Powering smart devices, connected cars, entertainment experiences and more, we bring together ecosystems designed to reach highly-engaged consumers, allowing us and our ecosystem partners to uncover significant new business opportunities, now and in the future. Our technologies are integrated into consumer devices and a variety of media platforms worldwide, driving increased value for our partners, customers, and consumers. We operate in one reportable business segment and group our revenue into four categories: Pay-TV, Consumer Electronics, Connected Car and Media Platform. Headquartered in Silicon Valley with operations around the world, we have approximately 1,680 employees and more than 35 years of operating experience.

In December 2023, we entered into a definitive agreement with Tobii AB ("Tobii"), an eye tracking and attention computing company, pursuant to which we agreed to sell our AutoSense in-cabin safety business and related imaging solutions (the "AutoSense Divestiture"). The AutoSense Divestiture was completed in January 2024, and has streamlined our business and further enhanced our focus on entertainment markets.

In August 2024, we entered into an Asset Purchase Agreement with Amazon.com Services LLC to sell substantially all of the assets and certain liabilities of Perceive Corporation (later known as Xperi Pylon Corporation and subsequently dissolved in December 2024), a subsidiary focused on edge inference hardware and software technologies, for a gross amount of $80.0 million in cash, including a holdback of $12.0 million to be held for 18 months after the closing of the transaction (the "Perceive Transaction") to secure our and Perceive Corporation's indemnification obligations. The Perceive Transaction was completed on October 2, 2024, and we are now fully focused on entertainment-based solutions to grow our independent media platform and licensing businesses.

Market Opportunity

Consumer behaviors around media consumption are undergoing a significant transformation, driven by new platforms for content delivery, greater availability of diverse content, and an increase in time spent consuming video content. Video content delivery is rapidly shifting from linear broadcast to over-the-top streaming platforms, impacting not just how users consume content, but also the ad-supported programming ecosystem. Our technologies sit at the forefront of this transformation, enhancing experiences where consumers spend the most time – in their homes and in their cars.

- **Shift to Streaming**: Streaming has rapidly become a mainstream content delivery mechanism through a wide variety of providers such as Netflix, Disney+ and YouTube. Streaming media now accounts for roughly 54% of U.S. weekly video viewing for adults ages 18 and older. The proliferation of streaming content has created the need for a new generation of entertainment products that are centered on the streaming viewing experience. Consumers are increasingly looking for solutions that allow them to navigate across the fragmented and complex entertainment landscape of streaming content.

- **Advertising Monetization**: The shift to streaming has not only impacted user needs for entertainment devices but also disrupted the ad-based programming model that was centered on linear TV programming. While delivering ad-based programming to streaming audiences has presented new challenges, it has also created opportunities for advertisers to deliver personalized, highly relevant, and targeted ad content to a rapidly growing audience. Since the majority of video advertising dollars are currently allocated toward linear TV, we believe the streaming advertising market is positioned for significant growth in the next 3 to 5 years as advertisers continue to follow the viewing audience as it shifts viewing habits from traditional linear television to streaming. At the same time, there is a new set of industry participants that are looking for ways to monetize the ad-based ecosystem, including consumer electronics manufacturers, Smart TV OEMs, automotive manufacturers, and video-over-broadband ("IPTV") operators that have historically not participated in the streaming value chain. Thus, we believe there is a significant market opportunity for an independent media platform that enables participants to monetize their products through recurring revenue streams across the lifecycle of the device rather than just a one-time monetization opportunity at the point-of-sale.

- **Marked Need for An Independent Media Platform**: Just over half of all Smart TVs each year are shipped into Western Europe and North America by leading electronics manufacturers who lack the scale required to support the technology, content, and monetization capabilities of a Smart TV OS and streaming media platform. The same situation is also true for automotive manufacturers. This creates a unique opportunity for an independent media platform that allows Smart TV OEMs to brand the experience to maintain the customer relationship, provide the necessary scale to secure top content streaming providers, and participate in the long-term monetization throughout the typical 5-year lifecycle of TV ownership.

- **Increasing Consumption of Video Content**: Average U.S. weekly video viewing of 43 hours remains relatively consistent from COVID-era highs, up from an average of 38 hours per week in 2015 , driven by a number of factors, including increased availability of content catering to various consumer tastes and preferences, new platforms for consumption such as personal devices (e.g., mobiles and tablets), and disruption from the COVID-19 pandemic. Consumers are increasing their spend on entertainment devices that deliver superior experiences and simplify the consumption of content across multiple platforms and devices. TechInsights estimates revenue from the shipment of these platforms and devices in North America alone (including TVs, Smartphones, Tablets and PCs, Streaming Media Players, connected Blu-Rays players, and Video Game consoles) to surpass $250 billion in 2024 and continue to grow by 2.5% year-over-year to 2028.

- **Growing Connectivity in Cars and the Future of Semi-Autonomous and Autonomous Vehicles**: As the automobile dashboard interface becomes more integral to the in-car experience, purchasing a car for its infotainment capabilities starts to move up the list of purchase considerations for car buyers. A McKinsey survey in 2024 reported that over a third of consumers across multiple automotive segments report they are eager to switch to cars with increased connectivity. In the EV segment, this interest increases to over half of consumers. Autonomous and semi-autonomous driving technologies have made significant progress over the last several years and passenger cars are increasingly being fitted with autonomous driving features. As these driving technologies become mainstream, the expectation is that automobile will become a more common place for media consumption. Over time, we believe consumers will place significant importance on the quality of media delivery and will expect the media quality in the car to be comparable to that of their living room including access to streaming video and interactive gaming solutions.

- **Increasing Use of "Smart" Devices**: Consumers have long relied on smartphones enabled with virtual assistants, talk-to-text, and other intelligent features, and increasingly want other home devices (as well as their automobiles) to be enabled with similar smart capabilities. "Smart" devices have created attractive opportunities to deliver personalized content discovery and highly differentiated experiences in the car, on par with consumers' home media devices.

Strategy

Our business focuses on creating extraordinary experiences at home and on the go for millions of consumers around the world, elevating content and how audiences connect with it, in a way that is more intelligent, immersive, and personal:

- **Pay-TV**: We transform the traditional television user experience from linear multichannel video programming distributors ("MVPD") with cloud-based DVRs into an immersive, intuitive, and hyper-personalized experience. Our iconic user experience, with enhanced imagery and relevant, personalized recommendations, enables consumers to navigate to the entertainment they want to watch in an enjoyable and engaging experience.

- **Consumer Electronics**: We invent and deliver audio technologies to be deployed across ecosystems in support of consumers enjoying an extraordinary entertainment or gaming experience from the living room, desktop, or on the go. We continue to develop and evolve our DTS audio technologies, leveraging our content insight and artificial intelligence ("AI") capabilities, to deliver immersive audio with enhanced device playback solutions that solve end user issues such as ease of wireless set up, loudness and dialog clarity.

- **Connected Car**: We seek to transform the automotive experience with a content-oriented multimedia experience, driven by personalization to the connected car. Our solutions immerse drivers and passengers in more of their favorite audio and video content, and also enable high quality, subscription-free digital radio. With vehicle safety systems improving and consumer content choice growing in the home, expectations around consuming content become more demanding. We are innovating to create the dashboard of the future, striving to accommodate more types of entertainment, from audio, video, gaming and more to create a compelling entertainment experience in the car.

- **Media Platform**: We are strongly positioned as an independent media platform that enables Smart TV OEMs to brand the TV user experience and maintain the customer relationship; provides the necessary scale to secure top content streaming providers; and generates recurring revenue by participating in the platform monetization throughout the device's lifespan. Our platform strives to creates high viewer engagement through an unbiased, personalized, content-first user experience, combining both traditional linear TV and streaming services that makes it easy to find, watch and enjoy content across fragmented ecosystems. Our solutions allow advertisers and entertainment producers to connect with highly engaged audiences they cannot as easily reach on other platforms. Our footprint includes millions of traditional linear TV households, where we deterministically capture viewership and ad exposure data in the home. By creating an environment where users search less and watch more, we enable content producers to grow their audiences and consumer brands to increase exposure to their marketing campaigns over time.

Pay-TV

Our Pay-TV business delivers a range of User Experience ("UX") solutions servicing Pay-TV operators on a worldwide basis with products that address the evolving user experience around TV content consumption, creating a truly unified media experience. We integrate virtual channels of internet-delivered video directly into the consumer's primary video consumption platform to provide universal search, discovery, and consumption regardless of where the content originates. Our solutions make it easy for consumers to find, watch, and enjoy content. The following are some of the key solutions we license to operators.

Electronic Program Guides Electronic Program Guides is our interactive program guide offering that includes intuitive, easy-to-use TV listings navigation plus integrated video-on-demand ("VOD") and digital video recorder ("DVR") capabilities.

Our UX Solutions:

- allow service providers to customize certain elements of the interactive program guide for their customers and to upgrade the programming features and services they offer;

- provide content producers with a platform for monetizing their content;

- allow viewers to build their own entertainment bundle to truly personalize their experience with current and future program information; and

- are compatible with service providers' linear, network DVR, Start-Over/Catch-Up subscription management, pay-per-view ("PPV") and VOD services.

Our UX Solutions may include advertising and we typically share a portion of the advertising revenue with the service provider. Advertising revenue tied to our UX Solutions is included in our Media Platform category.

TiVo IPTV The TiVo IPTV Service is our most advanced platform, offering a fully integrated, cloud-based solution that powers the TiVo client software which operates on set-top-boxes in consumer homes, as well as applications that operate on third-party software platforms such as iOS and Android that power tablets, smartphones, Smart TVs, streaming devices such as Apple TV and Android TV, and traditional IPTV set-top boxes. Our IPTV solution supports multiple services and applications, such as TV programming, broadband streaming video content, digital music, photos and other media experiences. Our latest generation UX includes a new look and feel, and our latest IPTV platform integrates all of our most advanced technologies and solutions, including advanced cross-platform conversational voice search, personalized recommendations, predictions and insights, rich video metadata, robust data collection and new back-office capabilities.

TV as a Service IPTV We offer a Managed IPTV Service that is a customizable, cloud-enabled, end-to-end streaming video solution that enables operators to quickly launch a branded, fully compliant, full-featured Pay-TV service that leverages tablets, smartphones, Smart TVs, streaming devices such as Apple TV and Android TV, and traditional IPTV set-top-boxes.

Our Managed IPTV Service enables broadband service providers, wireless network providers and cable operators to offer TV-as-a-Service without having to invest extensively in video head-end infrastructure or end-user set-top-boxes. Our TV-as-a-Service IPTV solution includes a full cable programming lineup with local channels, DVR, recommendations, Dynamic Ad Insertion and more, all with the same ease as signing up for and using top streaming services.

Video Metadata Our metadata products are a critical component of delivering an interactive entertainment experience. We offer one of the industry's most comprehensive metadata libraries, covering television, sports, movies, digital-first, celebrities, books, and video games. Our focus on quality, robustness and consistent international depth has made us a recognized leader in entertainment metadata services worldwide.

Customers typically pay us a monthly or quarterly licensing fee for the rights to use our metadata, receive regular updates, and integrate metadata into their own service.

Personalized Content Discovery, Natural Language Voice and Insights Personalized Content Discovery with conversation services provides our customers with a way to enable their customers (the device user) to quickly find, discover and access content across linear television, VOD, DVR, and streaming sources. The ongoing investment in our Personalized Content Discovery platform enables us to provide some of the most advanced capabilities in media personalization, prediction, and voice search. The advanced algorithms of our technology understand the nature and relationship of content information and the context surrounding a user's behavior to deliver an advanced personalized content discovery experience. Our natural language voice solution, when combined with our advanced search and recommendations technology, enables a conversational interaction between a viewer and their content experience. Engagement behaviors are then analyzed and optimized, thereby providing our customers with the insight required to continuously engage and improve the consumer experience, with the ultimate goal of increasing viewership and reducing churn.

Legacy TiVo DVR Subscriptions We offer direct-to-consumer retail TiVo DVR subscriptions in North America. The TiVo Service Platform includes a modular front-end that allows the basic platform to be used by hardware manufacturers to build set-top-boxes that support digital and analog broadcast, cable, internet TV, streaming and VOD services. Consumers purchase TiVo DVRs and companion TiVo Mini whole-home devices for a user experience upgrade to the set-top-box experience provided by a standard cable service and typically pay us a per-subscriber or per-device fee for TiVo DVR subscriptions.

UX Business Operations and Technical Support Our UX Business has technical support and certification operations to support our products:

- we provide training, technical support and integration services to Pay-TV service providers who license our products;

- we operate the internet-based services required for our service offerings including data delivery, search, recommendation, advertising, device management and media recognition;

- we provide broadcast delivery of television programming data and advertising to UX customers on TVs and set-top-boxes in major European markets, in Japan, and in North America; we also deliver similar programming and advertising data via the internet;

- we support our customers with porting and engineering services to ensure our interactive program guides and DVRs operate properly; and

- we provide customer care for UX and DVR customers to resolve data, advertising, and consumer functional issues.

Consumer Electronics

Our Consumer Electronics business provides technology solutions delivered to our customers to enhance their entertainment experience in the home and on-the-go. Below are some of the key solutions we license:

Home and Mobile Audio Solutions Our solutions consist of premier audio technology for high-definition entertainment experiences. Our DTS codec is designed to enable recording, delivery and playback of immersive high-definition audio and is incorporated by customers around the world into an array of consumer electronics devices. We provide products and services to entertainment ecosystem partners such as motion picture studios and other content creators to facilitate the inclusion of compelling, realistic DTS-encoded audio within their content. The incorporation of our solutions into consumer end devices allows consumers to experience immersive and compelling audio wherever they choose to enjoy it. Home and mobile devices that incorporate DTS audio codec technology include TVs, PCs, smartphones, tablets, set top boxes, video game consoles, Blu-ray Disc players, audio/video receivers, soundbars, wireless speakers, home theater systems, and USB microphones and headphones (gaming and non-gaming varieties). We also offer DTS post-processing audio solutions designed to enhance the entertainment experience for users of consumer electronics devices, particularly those subject to the physical limitations of smaller speakers, such as TVs, laptop computers, soundbars and mobile devices.

Pursuant to a consumer electronics device certification and licensing program operated by IMAX Corporation and DTS, Inc., since 2017, we have been offering consumers worldwide the ability to experience an IMAX Enhanced immersive movie experience with IMAX Enhanced content from leading studios such as Disney and Sony Pictures. In addition, our DTS Play-Fi technology leverages our audio technology expertise to enable a variety of high-quality audio playback options across wireless speakers, set-top-boxes, TVs, and mobile devices.

Our immersive audio solution DTS:X empowers content creators to deliver more compelling content and are supported by major Hollywood studios, many cinema operators in the United States and Asia, and leading streaming service providers in the United States, Europe and Asia. We have licensed our audio technologies and related trademarks to substantially all the major consumer electronics product manufacturers worldwide. These customers include Denso, Harman, Hisense, HP, LG, Logitech, Microsoft, Panasonic, Samsung, Sony, TCL and others.

Typically, our audio technologies are delivered as software code on an integrated circuit ("IC") chip. We license a defined and limited set of rights to incorporate our technology onto IC chips, and the IC manufacturers deliver these chips to our customers, the consumer electronics product manufacturers. We also license our decoder and post processing as a Software Development Kit ("SDK"). Our decoder software is integrated in mobile and tablet applications to support entertainment enjoyment on the go.

We have devoted significant time and resources to develop a broad range of solutions with key partners including Amlogic, Analog Devices, Cadence, Cirrus Logic, MediaTek, NXP, Qualcomm, Realtek, Synaptics, Texas Instruments, and others.

Connected Car

We group our Connected Car business into two main categories based on the products delivered to our customers: HD Radio and DTS AutoStage.

HD Radio HD Radio is the only digital terrestrial broadcast system approved by the FCC for AM/FM radio in the United States, offering additional channels, crystal-clear sound and advanced data services with no subscription fees. HD Radio enables a high-quality in-vehicle radio experience with innovative features and digital capabilities such as real time traffic and weather updates.

HD Radio is supported by more than 2,700 radio stations offering over 4,600 digital audio broadcasts, including 97 of the 100 largest stations in the United States, and is incorporated into vehicles from Acura, Audi, BMW, Ford, Honda, Hyundai, Tesla, and Toyota, among many others.

DTS AutoStage DTS AutoStage is a comprehensive automotive infotainment offering, integrating our DTS premium audio solution, TiVo video platform, leading metadata capabilities, and legendary search and discovery algorithms to provide a vastly improved in-cabin entertainment experience. DTS AutoStage is a global system that enables car makers to use a single platform to deliver an enhanced infotainment experience for connected cars. Daimler launched the first series of automobiles featuring the DTS AutoStage platform in September 2020, followed by numerous vehicle brands thereafter.

In 2023, BMW Group launched the deployment of the DTS AutoStage Video Service Powered by TiVo, across various models in the United States, Great Britain, Germany, France, Italy, Spain, and South Korea. This video service brings an award-winning, content-first experience to the connected car, delivering premium content across live TV, news, sports, movies and more. BMW launched the first series of automobiles featuring AutoStage video service in fall of 2023 and integrated this service into additional makes and models in 2024.

Media Platform

Media Platform provides the services and technology required to enable consumers to find, watch, and enjoy their favorite media entertainment on connected devices, while at the same time, providing us the opportunity to monetize this consumer engagement. We license proprietary technology and services through our independent media platform that connects advertisers and entertainment producers to unique audiences they cannot as easily reach on other platforms.

Media Platform includes TiVo Operating System ("OS") and the Smart TVs and connected cars that leverage TiVo OS, the associated monetization services across our platforms, our middleware solutions, and sales of TiVo Stream 4K.

Platform – TiVo OS

TiVo OS drives industry-leading consumer engagement by delivering rich metadata, personalized recommendations, natural language understanding and voice control, and a content-first user experience across streaming services and linear television. TiVo OS provides content recommendations based on AI-defined insights, encouraging consumers to continually discover their next new favorite TV show or movie. TiVo OS brings services from long-time partners such as Disney, Prime, Netflix, YouTube, among others, and seamlessly integrates local TV, free ad-supported TV ("FAST"), and the most popular services for Ad-supported Video on Demand ("AVOD"), Subscription Video on Demand ("SVOD"), and virtual Multichannel Video Programming Distributor ("vMVPD") services. As the TiVo OS footprint increases, the inventory of FAST and AVOD services, such as our own TiVo+ network, also increases, which provides a robust opportunity to scale the monetization of this unique, connected TV advertisement inventory.

Devices – TiVo OS for TV

TiVo OS for TV is a Linux-based Smart TV operating system that leverages TiVo OS technologies, features, and capabilities. The TiVo OS platform for Smart TVs launched in 2023 with our first Smart TV OEM partner Vestel. Since announcing Vestel as our initial TiVo OS partner, we have announced additional design wins with major TV companies such as Sharp, Panasonic, Skyworth, and Konka, and have a total of eight Smart TV companies under contract, including three TV OEMs for the US market, including Sharp Home Electronics Company of America. TiVo OS for TVs is licensed as a software-as-a-service to Smart TV companies and includes the ability to monetize all or part of the end-user content engagement over the life of the device. For Tier 2 and Tier 3 Smart TV OEMs, TiVo OS provides an opportunity to participate in the fast-growing connected TV monetization value chain with scale and cross-platform end-user insight.

Devices – TiVo OS for Car

TiVo OS for Car is a modified version of the Linux-based TiVo Smart TV operating system designed specifically for the automotive space. This solution is an optional feature available through our DTS AutoStage offering, known as DTS AutoStage Video Service Powered by TiVo. Our first design win was announced in 2022 with BMW and went into production in the fall of 2023, providing a living room-like experience through the display screen in the dashboard of the vehicle. With the successful launch of DTS AutoStage with Video in BMW cars, we have won an additional design with another European automotive OEM, an additional design with a Japanese automotive OEM, and are actively pursuing several opportunities.

Monetization - TiVo OS

TiVo OS is primarily monetized through video or display advertisement impressions; subscription VOD, Pay-TV service bounties, and revenue shares; TV viewership data licensing; off-platform connected TV ads; and other opportunities on device clients that connect to and leverage TiVo OS.

As the footprint of devices using TiVo OS grows, we expect to monetize the devices through the following vehicles:

- *Ad Supported Content*: The sale of ad inventory on services, including our own TiVo+ and certain third-party AVOD services.

- *SVOD and MVPD Services*: Revenue shared by SVOD and virtual MVPD services on new user subscriptions activated or re-activated through our OS platform.

- *Home Screen Ad Placements*: Ad placements on the TiVo OS platform's home screen by streaming services, studios, and other consumer brands.

- *Data Licensing:* Revenue from advertisers, advertising agencies, and networks to license data generated from TiVo platforms to inform their ad buying decisions.

- *Off-Platform Ads*: Household identifications taken from the TiVo OS platform and used to target other media sources.

Monetization – TV Viewership Data

We offer TV viewership data with program airing data for millions of households. Broadcasters, MVPDs, content producers, advertising agencies and advertisers use our TV viewership data, alone or in combination with third-party data sources utilizing industry-leading data safe havens, to target promotions and advertising directly, or through third-party viewer segments, to monetize their subscriber customer base.

Monetization – Advertising Solutions

We provide advertisers with nationwide or regionally-targeted advertising on our various owned or operated devices. Advertisers place ads in a variety of display formats in both traditional linear television and digital advertising for internet delivered content, seamlessly incorporated into the user interface. Using our Personalized Content Discovery platform, we also target content promotions as "paid search" by directly including the sponsored content in the user interface's recommended content carousel. We work with service providers bundling their non-TiVo advertising inventory with our native inventory, thereby giving us a more significant national footprint.

Devices – TiVo Stream 4K

TiVo Stream 4K is a best-in-class streaming media player that currently leverages components of TiVo OS with market-leading networking, video and sound technologies to provide a powerful hardware platform on which TiVo OS can operate to upgrade any screen with an HDMI connection to a smart, connected device. TiVo Stream 4K is sold via online and traditional retail channels as well as through broadband partners seeking to provide a vMVPD service and streaming media player bundled offerings to their customers.

Growth Factors

There are several facets of our product growth strategy. These growth drivers include: the delivery and monetization of the TiVo OS into Smart TVs, infotainment (AutoStage) solutions into the connected car market, increased adoption and monetization of our IPTV solutions in the Pay-TV market, continued proliferation of our HD Radio solution, and unit growth in consumer electronics from DTS audio solutions. We have a long track record of developing premium solutions for the marketplace that provide an extraordinary experience for end users.

Competition

Pay-TV

There are a number of companies that produce and market advanced media solutions such as UXs, interactive program guides, DVRs, search, recommendation, natural language voice, metadata, and advanced data and analytics in the various formats which compete, or we believe will compete, with our products and services over time. Principal competitive factors include brand recognition and awareness, product and service functionality, innovation, ease of use, personalization, content access and availability, mobility and pricing. While we are competitive across this range of factors, we believe our primary competitive differentiation includes our ability to integrate all our products to create unique value for our customers.

Our platform faces competition from companies such as Synamedia, MediaKind, Kudelski, Enghouse Systems Limited, and from solutions developed by multiple system operators such as Comcast and Liberty Global plc, which have created competing products that provide user interface software for use on set-top-boxes, consumer electronics, and mobile devices. Such companies may offer more economically attractive agreements to service providers and consumer electronics manufacturers by bundling multiple products together. We face competition for our Pay-TV product offerings from customers who choose to build their own interactive program guide and DVR solutions. We believe that we provide a strong alternative to "do-it-yourself" solutions, as we have innovative, high-quality products ready to be implemented, with local and network DVR, integrated data distribution infrastructure and content, as well as third-party services (such as VOD services). We differentiate our products by continuing to integrate our broad portfolio of products into a suite of solutions and services for our customers. We believe our solutions accelerate our customers' time to market, are superior to "do-it-yourself" solutions, and can be deployed at a lower cost than internally-built products.

In video metadata, we compete with other providers of entertainment-related content metadata such as Gracenote (a subsidiary of Nielsen Holdings plc) and Ericsson Group's Red Bee Media, as well as a number of local metadata providers. While we do not believe our competitors' metadata sets offer the same comprehensive breadth of focus on media exploration, discovery, and management in as many regions of the world as we do, we do believe they present competition to our metadata business for each of their areas of focus.

Consumer Electronics

Our audio licensing products face competition from other third-party providers of similar solutions as well as internal engineering and design groups among industry IC providers and consumer electronics manufacturers.

Our primary competitor is Dolby Laboratories, which develops and markets, among other things, high-definition audio products and services. Dolby's long-standing market position, brand, business relationships, resources and inclusion in various industry standards provide it with a strong competitive position.

In addition to Dolby, we compete in specific product markets with companies such as Fraunhofer IIS and various other consumer electronics licensors. Many of these competitors have a wide variety of strengths that afford them competitive advantages, such as longer operating histories, greater resources, greater name recognition, or the ability to offer their technologies for a lower price or for free. We have historically competed effectively against these companies due in part to our brand, complemented by marketing efforts, being perceived as a premium offering that contains superior proprietary technology, as well as the quality of our customer service and our inclusion in industry standards and our industry relationships.

Connected Car

Our HD Radio and DTS AutoStage solutions face competition from streaming and subscription-based digital service providers such as Sirius/XM, Pandora, Gracenote, Amazon and other digital audio, video and data service providers.

Media Platform

TiVo OS. We compete for Smart TV platform adoption with companies such as Roku, Alphabet's Google TV and Amazon FireTV. We believe the overall streaming market growth, our independent position, our differentiated end-user solution, and our more inclusive business model of sharing economics with Smart TV OEMs represents an opportunity where we can establish a strong market position.

We work closely with content owners, advertisers, and ad agencies to monetize the viewing of ad-supported content across our TiVo OS platform. In doing so, we are competing with the same platforms and TV OEMs that operate their own TV operating systems such as Samsung, Vizio (a subsidiary of Walmart), and LG.

TiVo Stream 4K. We compete against products with on-demand streaming capabilities offered by internet CE manufacturers. For example, many CE manufacturers have television or internet-enabled streaming devices for accessing video over the internet such as Apple TV, Amazon Fire TV, Google Chromecast and Roku. TVs with integrated streaming capabilities from manufacturers such as Samsung, Vizio and LG also represent competition to the TiVo Stream 4K.

TV Audience Data. We collect and analyze audience research data in an area where companies such as comScore, Inc. and Nielsen Holdings plc and other online data analytics companies compete for research spend from advertisers, advertising agencies and television networks. Other large companies are also focusing resources in this area including Comcast, Meta Platforms Inc. (Facebook) and Alphabet, Inc.'s Google business. Many of our existing customers are investing in platforms to enable their businesses with these capabilities. In this fast-expanding connected TV advertising market, we believe our cross-platform data insight from Pay-TV, IPTV, Automotive and TiVo OS households will allow us to create and promote a unique and compelling offering for advertisers.

Over time, we expect to see new competitors and other competing technologies emerge.

Intellectual Property Portfolio

We operate in an industry in which innovation, investment in new ideas and protection of our intellectual property rights are critical for success. We protect our innovations and inventions through a variety of means, including, but not limited to, applying for patent, copyright, and trademark protection domestically and internationally, and protecting our trade secrets. As of December 31, 2024, we held approximately 492 United States issued patents and 45 patent applications, as well as approximately 678 foreign issued patents and 100 patent applications. The last of the issued patents to expire is in 2042.

Research & Development

As demonstrated by our portfolio of industry-recognized, widely-deployed advanced technologies, we have a long track record of innovating in the fields of audio and video discovery. We believe that ongoing investment in R&D is required for us to remain competitive in the markets we serve.

We have world-class talent and strong research and development capabilities in various locations throughout the world. Starting with core research, machine learning and advanced algorithm development, we continue to focus on next generation technology solutions. Our ongoing investment in R&D, supported by a strong industry network of partners, enables us to deliver differentiated, cost-effective solutions that enhance the end-user experience for an increasing universe of addressable markets.

Legislative and Regulatory Actions

General Government Regulation

We are subject to or affected by foreign and domestic general business regulations and laws, as well as regulations and laws specific to the internet and online services, including laws and regulations related to data privacy and security, consumer protection, data localization, encryption, telecommunications, payment processing, taxation, trade, intellectual property, competition, electronic contracts, advertising, content restrictions, protection of children, and accessibility, among others. Laws relating to many of these areas are being debated and considered for adoption by many countries throughout the world. Each jurisdiction may enact different standards, which could impact our ability to deliver or monetize data, services or other solutions.

The privacy regulatory landscape has been changing rapidly, and we may become subject to new privacy or cybersecurity laws and regulations in the U.S. and internationally. Such laws and regulations could affect our ability to process personal data (in particular, our ability to use certain data or personal information for purposes such as monetization, risk or fraud avoidance, and targeted marketing or advertising, or otherwise to provide data about the end-users and/or customers and their behavior), our ability to control our costs by using certain vendors or service providers, or our ability to offer certain services in certain jurisdictions, which in turn could negatively affect our financial condition and business operations, and subject us to fines, penalties, or other liability. For example, the California Consumer Privacy Act ("CCPA") requires covered businesses to provide disclosures to California consumers and allows for a cause of action for data breaches. The CCPA also provides a consumer with the right to (i) opt out of certain sales of personal information, (ii) know the personal information that the business maintains about the consumer, and (iii) request deletion of personal information. It is unclear how the CCPA will be interpreted, but as currently written, it will likely impact our business activities and exemplifies the vulnerability of our business not only to cyber threats but also the evolving regulatory environment related to personal data. The CCPA's privacy measures were amended and strengthened by the California Privacy Rights Act, or CPRA, which became effective on January 1, 2023, with enforcement commencing on July 1, 2023. The CPRA bolstered the consumer rights granted under CCPA and took the right to opt out of certain sales of personal information further to include the right to opt out of the sharing of personal information.

We are also subject to international laws (including but not limited to the European Union's General Data Protection Regulation) associated with data protection, privacy, and other aspects of our business in Europe, Asia, and elsewhere in the world, and the interpretation and application of data protection laws remains uncertain.

Our operations in China may also be subject to privacy regulations. China passed the Personal Information Protection Law effective November 1, 2021, which creates a comprehensive set of data privacy and security obligations that not only apply to the processing of personal information within China, but also to the processing outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, individuals located in China. The law imposes significant fines of up to RMB 50 million (approx. $7.7 million) or 5% of annual revenue for violations of the law. Chinese data protection laws are still evolving and may impose additional restrictions on companies doing business in China. Our efforts to comply with these laws and regulations may result in increased costs of doing business.

The legal and regulatory landscape surrounding AI, machine learning, and automated decision-making processes and similar technologies, including proprietary AI and machine learning algorithms and models (collectively, "AI Technologies") is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity, and privacy and data protection. There is uncertainty around the validity and enforceability of intellectual property rights related to the use, development, and deployment of AI Technologies. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI Technologies. There is no assurance that we will be able to appropriately respond to this evolving landscape, which may result in legal liability, regulatory action, or brand and reputational harm.

In the United States, service providers have been subject to claims of defamation, libel, invasion of privacy and other data protection claims, torts, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by users. In addition, several other federal laws could have an impact on our business. For example, the Digital Millennium Copyright Act of 1998 has provisions that limit, but do not eliminate, our liability for hosting or linking to third-party websites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children's Online Privacy Protection Act restricts the ability of service providers to collect information from minors and the Protection of Children from Sexual Predators Act of 1998 requires service providers to report evidence of violations of federal child pornography laws under certain circumstances.

We are subject to a number of foreign and domestic laws and regulations that affect companies that import or export software and technology, such as the U.S. export control regulations as administered by the U.S. Department of Commerce.

Compatibility Between Cable Systems and CE Equipment

Beginning in 2003, the Federal Communications Commission ("FCC") adopted regulations implementing an agreement between cable television system operators and CE manufacturers to facilitate the retail availability of so-called "plug and play" devices that use unidirectional CableCARDS, including digital televisions and other digital devices that enable subscribers to access cable television programming without the need for a set-top-box (STB) (but without the ability for consumers to use interactive content). In September 2020, the FCC eliminated rules requiring cable providers to support CableCARD. While the cable industry has continued to provide CableCARDS for third-party devices like ours, we cannot predict the ultimate impact of any new technical equipment regulations on our business and operations. Current FCC regulations no longer prohibit multi-channel video service providers from deploying navigation devices with combined security and non-security functions, and further developments with respect to these issues could impact the availability and/or demand for "plug and play" devices, particularly bi-directional devices and STBs, all of which could affect demand for UXs incorporated in STBs or CE devices. If the cable industry decided to cease providing CableCARD support for TiVo retail customers, recurring monthly retail service fees would be affected as customers would likely cancel the TiVo service on their devices.

Human Capital Resources

The opportunities for our success and growth depend in large part on our ability to attract, develop, and retain a talented and engaged workforce. In particular, we are competing for technical talent and we need to offer not only robust and attractive compensation packages but also provide broad opportunities for our employees to make an impact, grow, and develop. As of December 31, 2024, we had a global talent base consisting of approximately 1,680 full-time employees.

To enable our talent to actively contribute to – and have a positive impact on – the overall business and culture, we have developed a set of programs and initiatives that include competitive compensation and benefits offerings, skills and management development, inclusion initiatives, goal and performance management, and succession planning. In support of these efforts, our Board of Directors monitors these programs and initiatives and provides guidance and feedback as appropriate. Our goal is to provide a work environment that empowers our teams and enables them to enjoy a healthy and productive work-life balance for themselves, their families, and their community.

Our incentives are based on merit and we have a strong pay-for-performance culture. We benchmark our total rewards to ensure our compensation and benefit programs remain competitive with industry peers. Our compensation framework for employees reflects a combination of fixed and variable pay including base salary, bonuses, performance awards, and stock-based compensation. We offer employees benefits that vary by country and are designed to meet or exceed local laws and are competitive in the marketplace.

We invest in the career growth and skill development of our employees by providing a wide range of learning opportunities, including face-to-face, virtual, social, and self-directed learning, coaching, and external development. Mid-year and year-end performance reviews are performed to provide structured feedback and identify development needs based on individual and department goals. We also encourage a practice of regular feedback and development. For those in people leader roles, we provide customized leadership & management training and regular leadership & management forums to provide information, support and guidance. We produce bespoke learning materials and toolkits which are accessible via our intranet. We also invest in a global online learning platform where more than 150 courses and programs are offered in a wide range of skill areas, providing development opportunities for employees to become more knowledgeable and effective in their roles. We also provide technical training through an online platform, offering more than 25,000 technical learning programs.

We leverage our manager ecosystem, coupled with industry-standard performance management tools, to align corporate goals with employee objectives. Employees are encouraged to create and align individual, functional, and team-based goals, track performance against goals, write self-evaluations, and solicit feedback.

We have demonstrated support and commitment to developing a culture of non-discrimination and embracing inclusion throughout our workforce. We have numerous employee resource groups ("ERGs"), which are employee-led, voluntary communities for groups that share similar backgrounds. ERGs develop programming throughout the year supporting culture and belonging, and empower employees to achieve their personal and career goals.

We measure employee experience by collecting insight and understanding of engagement and satisfaction. We use an employee engagement survey, executive roundtables, and employee focus groups to solicit input. Task forces are regularly created to identify and address gaps, resulting in changes to policies and practices and benefits offerings.

Environmental, Social & Governance

We created our Environmental, Social and Governance ("ESG") program around three key focus areas: Culture and Belonging, Resilience, and Community Impact. Xperi plans to publish its ESG report annually. Our report will be available on the Xperi website.

Spin-Off Transaction

On October 1, 2022 (the "Distribution Date" or the "Separation Date"), the spin-off (the "Spin-Off" or the "Separation") of the product business of Adeia Inc. (formerly known as Xperi Holding Corporation) ("Adeia" or the "Former Parent") into Xperi Inc. ("Xperi"), was completed. The Spin-Off was achieved through our Former Parent's distribution (the "Distribution") of 100% of the shares of Xperi's common stock to holders of our Former Parent's common stock as of the close of business on the record date of September 21, 2022 (the "Record Date"). Each Adeia stockholder of record received four shares of Xperi common stock for every ten shares of Adeia common stock held on the Record Date. Following the Spin-Off, we became an independent, publicly traded company with our common stock listed under the symbol "XPER" on the New York Stock Exchange ("NYSE"), and our Former Parent retains no ownership interest in Xperi.

In connection with the Spin-Off, we entered into a Separation and Distribution Agreement and several other agreements with our Former Parent to effect the Spin-Off and provide a framework for our relationship with our Former Parent after the Spin-Off. In addition to the Separation and Distribution Agreement, the other principal agreements entered into with our Former Parent include a Tax Matters Agreement, a Transition Services Agreement, an Employee Matters Agreement, a Cross Business License Agreement, and a Data Sharing Agreement.

Available Information

Our internet address is xperi.com, where we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the investor relations section of our website. Any information found on our website and in our ESG report is not incorporated into this or any other report we file with or furnish to the SEC.

We announce material information to the public about us, our products and services, and other matters through a variety of means, including filings with the SEC, press releases, public conference calls, webcasts and the Investor Relations section of our website in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligation under Regulation FD. The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the "Investor Relations" section of our website.

Item 1A. Risk Factors

An investment in our common stock involves a high degree of risk. Risk factors that could cause actual results to differ from our expectations and that could negatively impact our financial condition and results of operations are summarized and set forth in detail below and elsewhere in this Annual Report on Form 10-K. If any of these risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. Under these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment. Further, additional risks not currently known to us or that we currently believe are immaterial also may impair our business, operations, liquidity and stock price materially and adversely. You should consider carefully the risks and uncertainties summarized and set forth in detail below and elsewhere in this Annual Report on Form 10-K before you decide to invest in our common stock.

Risks Relating to Our Business Operations

We may not be able to develop and timely deliver innovative technologies and services in response to changes in our markets and industries.

The markets for our products, services and technologies are characterized by an increasingly competitive landscape, rapid change and technological evolution and obsolescence, new and improved product introduction, changing consumer demand, and evolving industry standards. We will need to continue to expend considerable resources on research and development in the future in order to continue to design, deliver and enhance innovative media, entertainment, and audio products, services and technologies. The development of enhanced and new technologies, products, and services is a complex, costly and uncertain process requiring high levels of innovation, highly skilled engineering and development personnel, and the accurate anticipation of technological and market trends. For example, smart TVs powered by TiVo OS, our new embedded operating system, and cars featuring DTS AutoStage video service Powered by TiVo, our new in-car video service, are now available to consumers. If consumers do not adopt and use our products or they do not find our products or their features to be compelling, our future growth and profitability may be negatively impacted. Despite our efforts, we:

- may not receive significant revenue from our research and development efforts for several years, if at all;

- cannot ensure that the level of funding and significant resources we are committing for investments in new products, services and technologies will be sufficient or result in successful new products, services or technologies;

- cannot ensure that any new products or services that we develop will achieve market acceptance;

- cannot ensure that these new products, services or technologies will be as profitable as expected, if at all, even if we achieve market acceptance;

- cannot ensure that our newly developed products, services or technologies can be successfully protected as proprietary intellectual property rights or will not infringe the intellectual property rights of others;

- cannot prevent our products, services and technologies from becoming obsolete due to rapid advancements in technology and changes in consumer preferences;

- cannot ensure that revenue from new products, services or technologies will offset any decline in revenue from our products, services and technologies which may become obsolete;

- cannot ensure that our competitors and/or potential customers will not develop products, services or technologies similar or superior to those developed by us, resulting in a reduction in the potential demand for our newly developed products, services or technologies; and

- may not correctly identify new or changing market trends at an early enough stage to capitalize on market opportunities.

Furthermore, the decision by a party dominant in the value chain to provide competing technologies at very low or no cost, or to offer additional incentives such as marketing spend commitments, could cause our customers and other manufacturers not to utilize our technologies or services. Our customers may choose to use technologies that their own in-house engineering teams have developed, or in which they have an interest. Accordingly, our revenue could decline if our customers choose not to incorporate our technologies in their products, or if they sell fewer products incorporating our technologies. Our failure to successfully develop new and improved products, services and technologies, including as a result of any of the risks described above, may reduce our future growth and profitability and may adversely affect our business, financial condition and results of operations.

Our products and services face intense competition from various sources, and we may not be able to compete effectively.

We expect that our technologies will continue to compete with technologies of internal design groups at competing companies or our customers. Internal design groups at competing companies or our customers create their own audio, entertainment, and media solutions. If these internal design groups introduce unique solutions that are comparable or superior to our technology, they may not license our technology. These groups may design technology that is less expensive to implement or that enables products with higher performance or additional features. Many of these groups have substantially greater resources, greater financial strength and lower cost structures which may allow them to undercut our price. They also have the advantage of access to internal corporate strategies, technology road-maps and technical information. As a result, they may be able to bring alternative solutions to market more easily and quickly. We face competitive risks across all our businesses, including:

- our Media Platform and Pay-TV solutions face significant competition from companies that produce and market TV operating systems, program guides and television schedule information in a variety of formats, including passive and interactive on-screen electronic guide services, online listings, over the top applications, and customers and potential customers who choose to build their own TV operating systems or interactive program guides;

- our advanced video solutions compete with other consumer electronic products and home entertainment services (such as Roku, AppleTV, Amazon FireTV and Chromecast) as well as products and service offerings built by other service providers or their suppliers for consumer spending;

- our Smart TV solutions compete with other operating systems for Smart TVs, including TV manufacturers with their own in-house solutions (e.g., Samsung with Tizen) or TV manufacturers that use competing third-party solutions (e.g., Google TV);

- our Consumer Electronics and audio technologies compete with other providers of audio products and services such as Dolby and Sonos, with Dolby being the primary competitor in high-definition audio processing and enjoying advantages in selling its digital multi-channel audio technology, having introduced such technology before we did and having achieved mandatory standard status in product categories that we have not, including terrestrial digital TV broadcasts in the United States;

- our Connected Car technologies compete with internal design groups of automotive manufacturers and other automobile technology suppliers that provide similar technologies by employing different approaches; and

- our competitive position is affected by the rate of adoption and incorporation of our technologies by semiconductor manufacturers, assemblers, foundries, manufacturers of consumer and communication electronics, and the TV, automotive and consumer electronics industry.

In the future, our licensed technologies may also compete with other emerging technologies that may be less expensive and provide higher performance than our solutions. Companies with these competing technologies may also have greater resources. Technological change could render our technologies obsolete, and new, competitive technologies could emerge that achieve broad adoption and adversely affect the use of our technologies and intellectual property.

Some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do, may enjoy greater brand recognition than we do, or may have more experience or advantages than we have in the markets in which they compete. Further, many of the consumer hardware and software products that include our technologies also include technologies developed by our competitors. In order for us to remain competitive, we must continue to invest significant resources in innovation and product development to enhance our technologies and our existing products and services and introduce new high-quality technologies, products and services to meet the wide variety of market and competitive pressures. We may not be able to invest in innovation and product development at the same level as our competitors. Our ability to generate revenue from our business will suffer if we fail to do so successfully.

Our monetization strategy is relatively new and may not be successful, which could adversely impact our business.

Our Media Platform's monetization strategy depends on our ability to generate revenue from advertisers, primarily from the sale of digital advertising and related services, media and entertainment promotional spending, and viewing of free ad-supported programming. Our success will depend on our ability to increase the number of active users, the corresponding number of content hours that are viewed by them, and the amount of free ad-supported content viewed by them. As the user base grows and we increase the amount of content offered and viewed by users, we will need to effectively monetize the user base based on their viewing activity. Our ability to deliver more relevant advertisements to users and to increase the value of our services to advertisers depends in part on the collection or use of user engagement data, which may be restricted or prevented due to a number of factors, including users having the ability to opt out from the collection and use of our data or data collected by our service providers or our advertising partners, restrictions imposed by advertisers, content providers, or service providers, changes in technology, and developments in laws, regulations, and industry standards. If users spend most of their time within content where we have limited or no ability to place advertisements or leverage user information, users opt out from our ability to collect data for use in providing more relevant advertisements, or we are otherwise not able to collect or use such information, we may not be able to achieve the expected growth in monetization revenue or profitability. There can be no assurance that we will be successful in executing our monetization strategy, or in accurately forecasting potential revenue from our Media Platform solutions.

Our Media Platform business may not be successful in developing, maintaining, and expanding key relationships with TV OEMs and content publishers.

Our monetization strategy depends on our ability to develop, maintain and expand our relationships with key TV manufacturing partners and content publishers. The initial focus of TiVo OS was to launch in Smart TVs in the EU market, which is a relatively new market for our Media Platform business. However, the overall success of our monetization strategy will depend in part on our ability to expand TiVo OS into additional Smart TVs for the United States and other international markets. In February 2025, we announced that Smart TVs powered by TiVo OS are now available in the U.S. market. We further announced that there are over two million activated Smart TVs powered by TiVo OS in Europe. However, there can be no assurance that we will be successful in further penetrating the European or U.S. markets with either increased volume of Smart TVs or additional partner relationships.

We need to identify, establish and maintain relationships with content publishers to provide users with popular streaming services, channels and content. Furthermore, we need to develop new relationships with local content partners or enter into new arrangements with existing content publishers as we enter into new international markets or expand our services and features. Some TV manufacturers will not deploy TiVo OS unless specific content publishers are on the platform, and there can be no assurance that we will be able to secure relationships with the key content publishers.

We do not typically receive license revenue from our TiVo OS arrangements with TV manufacturers, and we expect to incur significant expenses in connection with these commercial agreements. The primary economic benefits that we expect to derive from these license arrangements will be indirect, primarily from growing the number of active users to generate advertising-related revenue. If these arrangements do not result in an increase in active users, or if that growth does not result in an increase in advertising-related revenue, our business may be harmed. If we are not successful in maintaining existing and creating new relationships with TV manufacturing partners, or if we encounter technological, content licensing, or other impediments to these relationships, our ability to grow our business could be adversely impacted. In addition, if our TV manufacturing partners reduce their forecasts or delay the market launch dates for distributing Smart TVs with TiVo OS, or if they choose to deploy with a competitor's operating system or develop their own operating system, our business may be harmed.

We may not be able to manage our disparate business operations efficiently, which may lead to disposition of such business and related assets, and the disposition of one or more business lines or assets exposes us to a variety of risks.

Our effort to rationalize our disparate business operations could require our management to refocus on certain business operations while disinvesting in others. Additionally, as business strategy and product markets continue to evolve, we may dispose, discontinue, or divest product lines or business divisions. For example, in 2024, we divested our AutoSense and related imaging business as well as substantially all of the assets and certain liabilities of Perceive Corporation (later known as Xperi Pylon Corporation), a subsidiary focused on edge inference hardware and software technologies. Disposing or discontinuing existing product lines or business divisions, or separating business units, provides no assurance that operating expenses will be reduced, and we may incur material charges associated with such decisions.

Furthermore, the disposition or discontinuance of an existing product line or business division, or separation or spinoff of a business unit, entails various risks, including the risk of not being able to obtain a purchaser, or, if obtained, that the purchase price may not be equal to at least the net asset book value for the product line or business unit, or the value that investors place on it as reflected by our stock price. Other risks of such actions include adversely affecting employee morale, managing the expectations of, and maintaining good relations with, customers of disposed or discontinued product lines or business divisions, which could prevent selling other products to them. We may also incur other significant liabilities and costs associated with disposal or discontinuance of product lines or business divisions, or separation of business units, including employee severance costs, relocation expenses, impairment of lease obligations and long-lived assets, and expenses associated with tax, legal and financial advisers. The effects of such actions may adversely impact our business, financial condition and results of operations.

Our business depends, in part, on royalty-based and advertising-based revenue models, which are inherently risky.

Our business is dependent, in part, on future royalties and/or advertising revenue paid to us by customers and partners. Royalty payments under our licenses may be based upon, among other things, the number of subscribers for Pay-TV, a percent of net sales, a per-unit sold basis or a fixed monthly, quarterly or annual amount. Advertising-related revenue may be based upon, among other things, the number of users who watch a particular service, availability of inventory, advertiser interest and opportunities to personalize advertisements. We are dependent upon our ability to structure, negotiate and enforce agreements for the determination and payment of royalties and advertising-based revenue, as well as upon our customers' and partners' compliance with their agreements. We face risks inherent in royalty-based and/or advertising-based business models, many of which are outside of our control, such as the following:

- the number of subscribers our Pay-TV customers have or the number of set top boxes our Pay-TV customers provide to their end-user subscribers;

- the number of end users and time spent viewing content and advertising available within devices that incorporate our licensed technology;

- the rate of adoption and incorporation of our technology by semiconductor manufacturers, assemblers, foundries, manufacturers of consumer and communication electronics, and the TV, automotive, and consumer electronics industries;

- the willingness and ability of advertisers to use our advertising placements that are available via our licensed technology;

- the allocation by advertisers of their budgets to traditional advertising, such as traditional television, radio and print, and to advertising through social media and other digital platforms;

- the willingness and ability of content owners and content aggregators to make their content available via our licensed technology;

- the willingness and ability of advertising technology partners to license their products and services to us for use in our licensed technology;

- the willingness and ability of suppliers to produce materials and equipment that support our licensed technology in a quantity sufficient to enable volume manufacturing;

- the ability of our customers to purchase such materials and equipment on a cost-effective and timely basis;

- the length of the design cycle and our customers' ability to successfully integrate certain of our technologies into integrated circuits;

- the demand for products that incorporate our licensed technology;

- the cyclicality of supply and demand for products using our licensed technology;

- the seasonal nature of advertising consumption and the associated variance to revenue based on that seasonality;

- the impact of economic downturns, labor disruptions such as strikes, and overall consumer sentiment; and

- the impact of poor financial performance of our customers.

For example, the ability to enjoy digital entertainment content downloaded or streamed over the internet has caused some consumers to elect to cancel their Pay-TV subscriptions. Some of our Pay-TV customers have experienced declines in their subscriber bases, which has resulted in a decline in the royalties they owe us. In addition, large streaming platforms such as Netflix, Disney+ and Amazon Prime Video offer ad-supported tiers of their streaming services, which has further increased competition for streaming advertising revenue. Also, the strikes called by the Writers Guild of America and SAG-AFTRA reduced the demand for advertising and media and entertainment promotional spending campaigns, which negatively impacted our business and results of operations. Although the strikes have been resolved, there continued to be reduced demand for media and entertainment promotional spending campaigns for a period of time, which adversely affected our business, financial condition, results of operations and cash flows.

Our licensees may delay, refuse to or be unable to make payments to us due to financial difficulties or otherwise, or shift their licensed products to other companies to lower their royalties to us.

A number of our customers may face severe financial difficulties from time to time, which may result in their inability to make payments to us in a timely manner, or at all. In addition, we have had a history of, and we may in the future experience, customers that delay or refuse to make payments owed to us under license or settlement agreements. Our customers may also merge with or may shift the manufacture of licensed products to companies that are not currently licensees of our technology. This could make the collection process complex, difficult, and costly, which may adversely impact our business, financial condition, results of operations and cash flows.

It is difficult for us to verify royalty amounts owed to us under our licensing agreements, and this may cause us to lose revenue.

The terms of our license agreements often require our customers to document their use of our technology and report related data to us on a quarterly basis. Although our license terms generally give us the right to audit books and records of our customers to verify this information, audits can be expensive, time consuming, and may not be cost justified based on our understanding of our customers' businesses, especially given the international nature of our customers. Our license compliance program audits certain customers to review the accuracy of the information contained in their royalty reports in an effort to decrease the likelihood that we will not receive the royalty to which we are entitled under the terms of our license agreements, but we cannot ensure that such audits will be effective to that end.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

Our future success depends, in part, upon our ability to recruit and retain key management, technical, sales, marketing, finance, and other critical personnel. Competition for qualified management, technical and other personnel is intense, and we may not be successful in attracting and retaining such personnel. If we fail to attract and retain qualified employees, including internationally, our ability to grow our business could be harmed.

Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. Our success also depends on our ability to manage employee performance and reduce staffing levels when required by market conditions. We implement reductions in force from time to time and such actions sometimes result in distractions and lower morale for employees. If we are unable to hire and retain qualified employees, our business, financial condition and results of operations could be adversely affected.

We face competitive risks in the provision of entertainment offerings involving the distribution of digital content provided by third party application and content providers through broadband.

Certain of our products and services provide consumers with access to the entertainment offerings of Amazon Prime Video, Netflix, Hulu Plus, HBO Max, Disney+, VUDU, Paramount+, Peacock, and others for the distribution of digital content directly to broadband-connected TiVo devices. These entertainment offerings typically involve no significant long-term commitments. We face competitive, technological and business risks in our ongoing provision of entertainment offerings involving the distribution of digital content through broadband to consumer televisions with such offerings, including the availability of premium and high-definition content, as well as the speed and quality of the delivery of such content to partner devices. For instance, we face increased competition from a growing number of broadband-enabled televisions or connected devices from providers such as Roku, Apple TV, Amazon FireTV and Chromecast that provide broadband-delivered digital content directly to a consumer's television or a device connected to a television. Additionally, we face competition from online content providers and other personal computer ("PC") software providers who deliver digital content directly to a consumer's PC, which in some cases may then be viewed on a consumer's television. The TiVo OS solution faces competition from other Smart TV operating systems, as well as non-Smart TVs that utilize broadband-enabled devices. If we are unable to provide a competitive entertainment offering on our own, or an equivalent offering with other third parties, the attractiveness of the TiVo service to new users would be harmed as consumers increasingly look for new ways to receive and view digital content and our ability to retain and attract users would be harmed. Recent rapid transformation in licensing and distribution of digital content has made the industry less predictable and more volatile and if we are unable to adapt to developments in this space, our business, financial condition and results of operations may be harmed.

Our future success depends on our ability to establish and maintain licensing relationships with companies in related business fields, including:

- Pay-TV service providers;

- Operators of entertainment content distributors, including pay-per-view ("PPV") and video-on-demand ("VOD") networks;

- TV OEMs and ODMs, CE, digital set-top hardware manufacturers, and PC manufacturers; TV main board manufacturers, and chip manufacturers;

- motion-picture studios, networks streaming partners (including content aggregators and SVOD, FAST, and AVOD providers), and other content providers;

- semiconductor and equipment manufacturers;

- content rights holders;

- retailers and distributors of consumer electronic products;

- advertisers and advertising technology partners;

- digital rights management suppliers; and

- internet portals and other digital distribution companies.

Our license agreements are typically non-exclusive, and therefore our licensees are free to enter into similar agreements with third parties, including our competitors. Our licensees may develop or pursue alternative technologies either on their own or in collaboration with others, including our competitors.

Some of our third-party license arrangements require that we license others' technologies and/or integrate our solutions with others. In addition, we rely on third parties to report usage and volume information to us. Delays, errors or omissions in this information could harm our business. If these third parties choose not to support integration efforts or delay the integration of our solutions, our business, financial condition and results of operations could be harmed.

Relationships have historically played an important role in the entertainment industries that we serve. If we fail to maintain and strengthen these relationships, these industry participants may not purchase and use our technologies or facilitate the integration or adoption of our technologies, which will harm our business, financial condition, results of operations and prospects and may make it more difficult for us to enter into new markets. In addition, if major industry participants form strategic relationships that exclude us, our business, financial condition, results of operations and prospects could be materially adversely affected.

Our pursuit of acquisitions and divestitures may adversely affect our business operations or stock price if we cannot successfully execute our strategies.

We have made several acquisitions, domestically and internationally, and recently divested our AutoSense and related imaging business as well as substantially all of the assets and certain liabilities of Perceive Corporation (later known as Xperi Pylon Corporation), our subsidiary focused on edge inference hardware and software technologies. Our current plan is to continue to acquire or divest assets, technologies, or companies where we believe the transaction would be strategic to our future business or strategies or otherwise would be in the best interest of the Company and our stockholders. Acquisitions and divestitures involve challenges in terms of successful integration or separation, as applicable, of technologies, products, services, and employees. We may not realize the anticipated benefits of acquisitions or divestitures we have completed or may complete in the future, and we may not be able to successfully incorporate or separate the applicable services, products, or technologies, or integrate or separate personnel from the applicable businesses, in which case, our business, financial condition and results of operations could be harmed.

The changes resulting from acquisitions and divestitures may place a significant strain on our management team and on our operational and financial systems, procedures, and controls. Our future success will depend, in part, upon the ability of our management team to manage such changes effectively, requiring our management to:

- recruit, hire, and train additional personnel, or effectively manage the transition of exiting personnel;

- transition and improve our operational and financial systems, procedures, and controls;

- maintain our cost structure at an appropriate level based on the royalties, revenue and cash we forecast and generate;

- manage multiple concurrent development projects; and

- manage operations in multiple time zones with different cultures and languages.

Financing for future acquisitions may not be available on favorable terms, or at all. If we use our equity securities to fund the acquisition, it may result in significant dilution to our existing stockholders. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, service offerings, technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to successfully complete any acquisition or divestiture in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

We may not be able to maintain enough content released in the DTS audio format, which may reduce demand for our technologies, products, and services.

We expect to derive a significant percentage of our revenue from the technologies, products, and services that we offer to manufacturers of consumer electronics products. We believe that demand for our audio technologies in growing markets for multi-channel and/or high-resolution audio, including TVs, tablets, mobile phones, video game consoles, automobiles, and soundbars, will be based on the amount, quality, and popularity of content (such as movies, TV shows, music, and games) either released in the DTS audio format or capable of being coded and played in the DTS format.

In particular, our ability to penetrate the growing markets in the network-connected space depends on the presence of streaming and downloadable content released in the DTS audio format. We generally do not have contracts that require providers of streaming and downloadable content to develop and release such content in a DTS audio format. Accordingly, our revenue could decline if these providers elect not to incorporate DTS audio into their content or if they sell less content that incorporates DTS audio.

In addition, we may not be successful in maintaining existing relationships or developing new relationships with partners or content providers. As a result, we cannot ensure that a sufficient amount of content will be released in a DTS audio format or that manufacturers will continue offering DTS decoders in the consumer electronics products that they sell. If DTS is not able to maintain these relationships, or if the terms of these relationships are less favorable to us, our business, financial condition, and results of operations, including revenue from our DTS audio technologies, could be materially adversely affected.

Demand for our Connected Car technologies, including HD Radio and DTS AutoStage, may be insufficient to sustain projected growth.

Demand for and adoption of our Connected Car technologies, including HD Radio and DTS AutoStage, may not be sufficient for us to continue to increase the number of customers for these technologies, which include IC manufacturers, manufacturers of broadcast transmission equipment, consumer electronics product manufacturers, component manufacturers, data service providers, manufacturers of specialized and test equipment and radio broadcasters, automobile manufacturers and Tier 1 suppliers to automobile manufacturers.

Demand for our automotive technologies also may be impacted by declines in the automotive industry, which historically has been cyclical and experienced downturns during declining economic conditions. The persistent downturn in the automotive markets resulting from the COVID-19 pandemic and related events reduced demand for these technologies. There is no guarantee that growth trends will return to our pre-pandemic level, and a sustained reduction in our automotive-based royalties may cause us to fail to meet our previously projected growth rates. Furthermore, demand for and adoption of our HD Radio and DTS AutoStage technologies and services may not continue to increase and may face increased competition from existing suppliers or new entrants providing the same or similar services, in some cases, at lower prices or free of charge.

Among other things, continuing and increased consumer acceptance of HD Radio technology will depend upon:

- the number of radio stations broadcasting digitally using HD Radio technology;

- the willingness of automobile manufacturers to include HD Radio receivers in their vehicles;

- the willingness of Tier 1 suppliers to incorporate HD Radio technology into their products;

- the cost and availability of HD Radio enabled products; and

- the marketing and pricing strategies that we employ and that are employed by our customers and retailers.

Continuing and increased consumer acceptance of DTS AutoStage technology will depend upon, among other things:

- the willingness of automobile manufacturers to include DTS AutoStage technology in their vehicles;

- the willingness of Tier 1 suppliers to incorporate DTS AutoStage technology into their products;

- the deployment of broadband connectivity in vehicles, including through built-in modems or phone tethering;

- the demand by end users for the services provided by the DTS AutoStage technology in their vehicles;

- the ability to scale and provide the DTS AutoStage services without service interruptions;

- the ability to acquire content or licenses to content distributed by the DTS AutoStage services;

- the continued participation and support by broadcasters and content owners of the DTS AutoStage technology and services; and

- the marketing and pricing strategies that we employ and that are employed by our customers and retailers.

The DTS AutoStage technology is dependent on broadband connectivity within the vehicle. A slower deployment or adoption of broadband connectivity within automobiles could negatively impact the deployment of DTS AutoStage technology. The DTS AutoStage technology and services also rely upon content and metadata, which may have been licensed or acquired from third-party content owners or licensors, third-party service providers, and internet infrastructure outside of our control.

If we are unable to further penetrate the streaming and downloadable content delivery markets and adapt our technologies for those markets, our royalties and ability to grow our business could be adversely impacted.

Prior to the advent of streaming and downloadable content services, video and audio content was purchased and consumed primarily via optical disc-based media. The growth of the internet and network-connected device usage, along with the rapid advancement of online and mobile content delivery, has resulted in download and streaming services becoming mainstream with consumers in various parts of the world. We expect the shift away from optical disc-based media to streaming and downloadable content consumption to continue, and optical disc-based media eventually will become obsolete. If we fail to continue to further penetrate the streaming and downloadable content delivery market as the market for optical disc-based media continues to decline, our business could suffer.

The services that provide content from the internet generally are not governed by international or national standards and thus are free to choose any media format(s) to deliver their products and services. This freedom of choice on the part of online content providers could limit our ability to grow if such content providers do not incorporate our technologies into their services, which could affect demand for our technologies.

Furthermore, our inclusion in mobile and other network-connected devices may be less profitable for us than optical disc players. The online and mobile markets are characterized by intense competition, evolving industry standards and business and distribution models, disruptive software and hardware technology developments, frequent new product and service introductions, short product and service life cycles, and price sensitivity on the part of consumers, all of which may result in downward pressure on pricing. If we are unable to adequately and timely respond to the foregoing, our business, financial condition, and results of operations could be adversely affected.

The success of certain of our solutions depends on the interoperability of our technologies with consumer hardware devices.

To be successful, we design certain of our solutions to interoperate effectively with a variety of consumer hardware devices, including PCs, tablets, smartphones, TVs, set-top boxes, video game consoles, MP3 devices, multi-media storage devices, portable media players, DVD players and recorders, and Blu-ray players. Certain of our TiVo products rely on multiple systems operator support of CableCARD, and such support has been decreasing. We depend on significant cooperation with manufacturers of these devices and the components integrated into these devices, as well as software providers that create the operating systems for such devices, to incorporate certain of our technologies into their product offerings and ensure consistent playback of encoded files. Currently, a limited number of devices are designed to support certain of our technologies. If we are unsuccessful in causing component manufacturers, device manufacturers and software providers to integrate certain of our technologies into their product offerings, those technologies may become less accessible to consumers, which would adversely affect our business, financial condition, and results of operations.

Our failure to adequately manage our increasingly complex distribution agreements, including licensing, development and engineering services, may cause unexpected delays and loss of revenue in the deployment of advanced television solutions.

In connection with our deployment arrangements for TiVo Pay-TV products, we engage in complex licensing, development and engineering services arrangements with our marketing partners and distributors. These deployment agreements with television service providers usually provide for some or all of the following deliverables: software engineering services, solution integration services, hosting the TiVo service, maintenance and support. In general, these contracts are long-term and complex and often rely on the timely performance of such television service provider's third-party vendors that are outside of our control. The engineering services and technology we agree to provide and/or develop may be essential to the functionality of the licensed software and delivered product or such software may involve significant customization and modification for each customer. We have experienced in the past, and may in the future experience, delays in delivery with television service providers as well as significant increases in expected costs of development and performance in certain instances. Additional delays could lead to additional costs and adverse accounting treatments, potentially resulting in us recognizing costs earlier than expected. If we are unable to deliver the contracted-for technology, including specified customizations and modifications and services in a timely manner or at all, then we could face penalties in the form of unreimbursed engineering development work, loss of subscriber or minimum financial commitments on the part of our partners, or in extreme cases, the early termination of such distribution agreements. In any such case, our business, financial condition, and results of operation may be harmed.

We make significant investments in new products and services that may not achieve technological feasibility or profitability or that may limit our growth.

We have made and will continue to make significant investments in research, development, and marketing of new technologies, products and services, including audio and media. Investments in new technologies are speculative and technological feasibility may not be achieved. Commercial success depends on many factors including demand for innovative technology, availability of materials and equipment, the selling price the market is willing to bear, competition and effective licensing or product sales. We may not achieve significant revenue from new product and service investments for a number of years, if at all. Moreover, new technologies, products and services may not be profitable, and even if they are profitable, operating margins for new products and businesses may not be as high as the margins we have experienced historically or originally anticipated.

Technologies such as those we are developing are subject to supply chain disruptions, cost pressures, extensive competition, and a relentless pace of innovation. These products could be copied or functionally surpassed by other designers, manufacturers, or innovators, some of whom may have far greater financial resources than us, and who may be able to develop products with greater capabilities or lower cost. Potential customers may also be hesitant to adopt new technologies and may instead turn to competitors who offer competing products in different deployment models. Our technologies may also require potential customers to adapt their existing software to fully realize the technological advantages. Delays or reluctance by customers to adapt their software could affect the success of these technologies in the marketplace, which may adversely impact our business, financial condition, and results of operations.

Our business involves the use of artificial intelligence technologies, which could subject us to risks.

We use AI Technologies throughout our business and are investing in this area. For example, we use AI Technologies to allow our users to search and discover new content in our products, and internally for business processing and product development. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying AI Technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. The continuous development, maintenance and operation of our AI Technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors.

With respect to our products or services that incorporate AI Technologies, the market for such products and services is rapidly evolving and important assumptions about the cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance and consumer perceptions of products and services that incorporate AI Technologies is uncertain. Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

In addition to our proprietary AI Technologies, we use AI Technologies licensed from third parties in our internal operations, and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. In addition, to the extent any third party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Our products and services could be susceptible to errors, defects, or unintended performance problems that could result in lost revenue, liability or delayed or limited market acceptance.

We develop and offer complex solutions, which we license and otherwise provide to customers. The performance of these solutions typically involves working with sophisticated software, computing, and communications systems.

Due to the complexity of these products and services, and despite our quality assurance testing, the products may contain undetected defects or errors that may affect the proper use or application of such products or services by the customer. Because certain of our products and services are embedded in hardware, digital content, and other software, or rely on stable transmissions, our solutions' performance could unintentionally jeopardize our customers' product performance. Because customers rely on our products and services as used in their hardware, software and applications, defects or errors in our products or services may discourage customers from purchasing our products or services.

These defects or errors could also result in product liability, service level agreement claims or warranty claims. Although we attempt to reduce the risk of losses resulting from these claims through warranty disclaimers and limitation of liability clauses in our agreements, these contractual provisions may not be enforceable in every instance. Any such defects, errors, or unintended performance problems in existing or new products or services, and any inability to meet customer expectations in a timely manner, could result in loss of revenue or market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, increased insurance costs and increased service costs, any of which could materially harm our business, financial condition and results of operations.

Dependence on the cooperation of third parties for the provision and delivery of our metadata may adversely affect our revenue.

We use metadata in certain of our products and services, including Pay-TV and Connected Car, and we distribute metadata as a revenue generating activity. We rely on third-party providers to deliver our metadata to our customers, including automobiles and some of the CE devices that include our user experience (UX) and interactive program guides. Further, our national data network provides customized and localized listings for Pay-TV and licensees of our data used in third-party products, including third-party interactive program guides. In addition, we purchase certain metadata from commercial vendors that we redistribute. The quality, accuracy and timeliness of that metadata may not continue to meet our standards or be acceptable to consumers. There can be no assurance that commercial vendors, including metadata providers, will distribute data to us without error, or at all, or that the agreements that govern some of these relationships can be maintained on favorable economic terms.

Technological changes may also impede the ability to distribute metadata. Our inability to renew existing arrangements on terms that are favorable to us, or enter into alternative arrangements that allow us to effectively provide and transmit our metadata to customers, could have a material adverse effect on our businesses that leverage metadata, including our interactive program guide business, and could damage the attractiveness of our metadata offerings to our customers or could increase the costs associated with providing our metadata offerings, and cause our revenue or margins to decline, which would adversely impact business, financial condition and results of operations.

We depend on a limited number of third parties to design, manufacture, distribute and supply hardware devices upon which our TiVo software and services operate.

Our TiVo software and services operate on a number of hardware products, including DVR and non-DVR set-top-boxes and TVs with TiVo OS that are produced by third-party hardware companies. If one or more of these third parties is unable or unwilling to produce or distribute such hardware products, our business could be harmed. Further, if we fail to effectively manage the integration of our software and services with our hardware partners' devices, we or our manufacturing partners could suffer from product recalls, poorly performing products and higher than anticipated warranty costs.

For TiVo OS, we are relying on third-party hardware companies to assist in the development, distribution and launch of a new market entry product. If one or more of these third parties is unable or unwilling to meet its obligations regarding such entry, the success of TiVo OS could be harmed.

Additionally, certain features and functionalities of our TiVo OS, TiVo service, and DVRs and non-DVR set-top-boxes that incorporate our software depend on third-party components and technologies. If we or our third-party partners are unable to purchase or license such third-party components or technologies, we may not be able to offer certain related features and functionalities to our customers. In such a case, the desirability of our products to our customers could be reduced, thus harming our business, financial condition, and results of operations.

We also rely on third parties to whom we outsource supply chain activities related to inventory warehousing, order fulfillment, distribution, and other direct sales logistics to provide cost-effective and efficient supply chain services. We cannot be sure that these parties will perform their obligations as expected or that any revenue, cost savings or other benefits will be derived from the efforts of these parties. If one or several of our third-party supply chain partners were to discontinue service to us, our ability to fulfill sales orders through the TiVo website and distribute inventory timely, cost effectively, or at all, may be delayed or prevented, which could harm our business, financial condition, and results of operations. Any of these events could require us to undertake unforeseen additional responsibilities or devote additional resources to commercialize our TiVo service. Any of these outcomes could harm our ability to compete effectively and achieve increased market acceptance and brand recognition.

We maintain inventories of TiVo-branded products based on our demand forecast, which may be incorrect and lead to excess or insufficient inventory.

In connection with our sales of TiVo-branded products through the TiVo website, we maintain an inventory of certain DVR and non-DVR products based on our demand forecast. Due to the seasonality in our business and the nature of these mature product lines, we make inventory decisions for these products well in advance of our peak selling periods. As such, we are subject to risks in managing the inventory needs of our business during the year and over the lifecycle of the product lines, including estimating the appropriate quantity and mix of demand across our older and newer DVR and non-DVR products. Should actual market conditions differ from our estimates, our future results of operations could be materially affected. Excess purchase commitments as a result of unforeseen changes in our sales forecast, pricing terms or cost structures may require us to record a loss that may adversely affect our business, financial condition and results of operations.

Qualifying, certifying and supporting our technologies, products and services is time-consuming and expensive.

We devote significant time and resources to qualify and support our software products on various automotive, personal computer, CE and mobile platforms, including operating systems from Apple, Google and Microsoft. In addition, we maintain high-quality standards for products that incorporate our technologies, products, and services through a quality control certification process. To the extent that any previously qualified, certified and/or supported platform, product or service is modified or upgraded, or our business expands into new regions that may have different or additional requirements, or we need to qualify, certify or support a new platform, product or service, we could be required to expend additional engineering time and resources, which could delay the launch of such technologies, products or services and add significantly to our development expenses, which may adversely affect our business, financial condition and results of operations.

We are exposed to the risks related to international sales and operations.

We derive a large portion of our total revenue from operations outside of the United States. Therefore, we face exposure to risks of operating in many foreign countries, including:

- difficulties and costs associated with complying with a wide variety of complex laws, treaties, regulations and compliance requirements;

- fluctuations in foreign currency exchange rates;

- restrictions on, or difficulties and costs associated with, the repatriation of cash from foreign countries to the United States;

- earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs;

- political and economic instability, trade conflict and international hostilities;

- unexpected changes in political or regulatory environments;

- differing employment practices, labor compliance and costs associated with a global workforce;

- exchange controls or other restrictions;

- import and export restrictions and other trade barriers;

- difficulties in maintaining overseas subsidiaries and international operations; and

- difficulties in obtaining approval for significant transactions.

Any one or more of the above factors may adversely affect our international operations and could significantly affect our business, financial condition, results of operations and cash flows. For example, the United States has signaled its intention to change U.S. trade policy, including renegotiating or terminating existing trade agreements and leveraging tariffs. In February 2025, the United States imposed additional tariffs on imports from China and announced and subsequently paused implementation of tariffs on imports from Canada and Mexico. These additional tariffs or any future tariffs, as well as a government's adoption of "buy national" policies or retaliation by another government against such tariffs or policies have introduced significant uncertainty into the market and may affect the prices of and demand for the products that include our technologies, which could have a negative impact on the Company's results of operations.

Further, the results of our operations will be dependent to a large extent upon the global economy. Geopolitical factors such as terrorist activities, wars, foreign invasion or armed conflict, tariffs, trade disputes, local or global recessions, diplomatic or economic tensions (such as the tension between China and Taiwan), long-term environmental risks, climate change, or global health conditions that adversely affect the global economy may adversely affect our business, financial condition and results of operations.

Additionally, our business could be materially adversely affected if foreign markets do not continue to develop, if we do not receive additional orders to supply our technologies, products or services for use by international Pay-TV service providers, TV OEMs, automobile, CE and set-top-box manufacturers, PPV/VOD providers and others, or if regulations governing our international business change. Changes to the statutes or regulations with respect to export of encryption technologies could require us to redesign our products or technologies or prevent us from selling our products and licensing our technologies internationally.

We may need to raise additional debt or equity capital in order to pursue our business objectives or respond to opportunities, challenges, or unforeseen circumstances. If such capital is not available to us on viable terms or at all, our business, operating results, and financial condition may be harmed.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to develop new products or services, further improve existing products and services, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional capital. However, additional capital may not be available when we need it, on terms that are acceptable to us, or at all. In addition, any debt financing that we secure in the future could involve restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

In February 2025, we entered into an accounts receivables securitization program with a three-year term pursuant to which we may borrow up to $55.0 million. Our indebtedness may limit our ability to borrow additional funds, limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes, require us to use a substantial portion of our cash flow from operations to repay our debt obligations, limit our flexibility to plan for, or react to, changes in our business and industry, place us at a competitive disadvantage compared to our less leveraged competitors and increase our vulnerability to the impact of adverse economic and industry conditions.

Risks Related to Cybersecurity and Data Privacy

If we or our third-party providers experience significant disruptions of our IT Systems or data security incidents, this could result in harm to our reputation, subject us to liability, cause us to modify our business practices, and otherwise materially adversely affect our business, results of operations, and financial conditions.

We are dependent on information technology systems and infrastructure for both internal and external operations that are critical to our business (collectively, "IT Systems"). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems. In the ordinary course of our business, we and certain of our third-party providers collect, store, process, and transmit large amounts of corporate, personal, and other information, including intellectual property, proprietary business information, user information (including user payment card information), employee information, and other confidential information (collectively, "Confidential Information"). Our obligations under applicable laws, regulations, contracts, industry standards, self-certifications, and other documentation may include maintaining the confidentiality, integrity, and availability of our IT Systems and Confidential Information, including maintaining reasonable and appropriate security safeguards as part of an information security program. Failure or perceived failure to protect our IT Systems and Confidential Information could create potential legal liability to regulators, our business partners, our users, and other relevant stakeholders, and harm our reputation by impacting the attractiveness of our services to existing and potential users.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including security breaches, unauthorized access (malicious or accidental), misuse of information by authorized users, data leaks or unintentional exposure of information, failed processes or other bugs, loss of data, social engineering/phishing, human or technological error, malicious code embedded in open-source software, damages from computer viruses or malware, natural disasters, terrorism, system changes or upgrades, data redundancy/backup failures, or telecommunication failures or disruption of service. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Additionally, any integration of artificial intelligence in our or any service providers' operations, products, or services is expected to pose new or unknown cybersecurity risks and challenges.

Our online business activities depend on the ability to store and transmit Confidential Information securely on our IT Systems and third-party systems, and over private, hybrid and public networks. Further, because some of our technologies are intended to inhibit use of or restrict access to our customers' intellectual property, we may become the target of hackers or other persons whose use of or access to our customers' intellectual property is affected by our technologies. Any compromise of our ability to store or transmit such Confidential Information securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business, financial condition, and results of operations.

Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information.

We and certain of our third-party providers regularly experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, increase the costs of our ongoing cybersecurity protections, result in costly enhancements or remediation measures, and expose us to litigation (including class action lawsuits), government investigations, and other liabilities. Because some of our technologies are intended to inhibit use of or restrict access to our customers' intellectual property, we may become the target of hackers or other persons whose use of or access to our customers' intellectual property is affected by our technologies.

Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Moreover, as we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard ("PCI-DSS"), issued by the Payment Card Industry Security Standards Council. PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. If we or our service providers are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our business.

The European Union ("EU") also imposes cybersecurity obligations on organizations that provide managed information and communications technology services, including with respect to software development for other businesses and the United Kingdom ("UK") has implemented legislation that, among other things, imposes obligations on manufacturers, importers and distributors of specific categories of consumer connectable products to comply with minimum security requirements with a view to securing such products against cyber-attacks. EU Member States may also impose more stringent requirements on in-scope entities with respect to cybersecurity than those imposed by the EU. This could lead to divergences in approach and make compliance more challenging and costly for multinational organizations. Noncompliance with any applicable EU or UK laws, regulations or other requirements could expose us to significant fines.

Given the rapidly evolving nature of the regulatory landscape, we may be unable to ensure timely compliance with these requirements, which may adversely impact our business, financial condition and results of operations.

We and our service providers and partners collect, process, transmit, and store Personal Information, and any failure by us, our service providers, or partners to comply with ever-evolving federal, state, and foreign laws and other requirements related to this information may result in significant liability, negative publicity, and/or an erosion of trust, which could materially adversely affect our business, results of operations, and financial condition.

We collect, use, process, transmit, and store information that is related to individuals and/or that constitutes "personal data," "personal information," "personally identifiable information," or similar terms under applicable data privacy laws (collectively, "Personal Information") about consumers and their devices, employees, job applicants and partners. We also rely on third-party service providers and partners to collect, process, transmit, and store Personal Information on our behalf. We collect such information from individuals located both in the United States and abroad, and we, and our service providers and business partners use tracking technologies, including cookies, device identifiers, and related technologies, to help us manage and track our users' interactions with our products and services, devices, website, and partners' content.

To deliver relevant advertisements effectively, we must successfully leverage this Personal Information, as well as data provided by third parties. Our ability to collect and use such data could be restricted by a number of factors, including users having the ability to refuse consent to or opt out from our, our service providers', or our advertising partners' collection and use of this Personal Information, restrictions imposed by advertisers, content partners, licensors, and service providers, changes in technology, and developments in laws, regulations, and industry standards. For example, certain EU laws and regulations prohibit access to or storage of information on a user's device (such as cookies and similar technologies that we use for advertising) that is not "strictly necessary" to provide a user-requested service or used for the "sole purpose" of a transmission unless the user has provided consent, and users may choose not to provide this consent to collection of information which is used for advertising purposes.

Additionally, certain device manufacturers or operating system providers may restrict the deployment of cookies and similar technologies or otherwise restrict the collection of Personal Information through these or other tools, via our applications. Any restrictions on our ability to collect or use Personal Information could harm our ability to grow our revenue, particularly our Media Platform revenue which depends on engaging the relevant recipients of advertising campaigns.

We and our vendors and partners are also subject to various federal, state, and foreign laws and regulations as well as industry standards and contractual obligations governing the collection, use, retention, protection, disclosure, cross-border transfer, localization, sharing, and security of the Personal Information. These requirements and their application, interpretation and amendment, as well as the regulatory environment for the collection and use of Personal Information by device manufacturers, online service providers, content distributors, advertisers, and publishers is evolving in the United States and internationally. It is also possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of Personal Information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets.

For example, privacy and consumer rights groups and government bodies (including the U.S. Federal Trade Commission ("FTC"), state attorneys general, the European Commission, and European and UK data protection authorities), have increasingly scrutinized privacy issues with respect to devices that identify or are identifiable to a person (or household or device) and Personal Information collected through the internet, and we expect such scrutiny to continue to increase. The U.S. federal government, U.S. states, and foreign governments have enacted (or are considering) laws and regulations that could significantly restrict industry participants' ability to collect, use, and share Personal Information, such as by regulating the level of consumer notice and consent required before a company can place cookies or other tracking technologies or collect categories of Personal Information deemed sensitive. Additionally, many such laws and regulations provide consumers with the ability to opt-out of the use of their Personal Information for certain processing purposes, which could impact our business. For example, the EU General Data Protection Regulation ("GDPR") imposes detailed requirements related to the collection, storage, and use of Personal Information related to people located in the EU (or which is processed in the context of EU operations) and places data protection obligations and restrictions on organizations, and may require us to make further changes to our policies and procedures in the future beyond what we have already done. Member states also have some flexibility to supplement the GDPR with their own laws and regulations and may apply stricter requirements for certain data processing activities. As a result of the exit of the United Kingdom from the European Union, the UK's GDPR will not automatically incorporate any future changes made to the EU's GDPR going forward (which would need to be specifically incorporated by the United Kingdom government). Moreover, the United Kingdom government has publicly announced plans to reform the UK's GDPR in ways that, if formalized, are likely to deviate from the EU's GDPR in certain areas, which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses. We are monitoring such developments and the impact this may have on our business.

If we are not compliant with data protection laws or regulations if and when implemented, we may be subject to significant fines and penalties (such as restrictions on Personal Information processing) and our business may be harmed. For example, under the GDPR, fines of up to 20 million euros or 4% of the annual global revenue of a noncompliant company, whichever is higher, as well as data processing, possible prohibitions, or other restrictions, could be imposed for violation of certain of the GDPR's requirements. Further, the GDPR provides for private litigation related to the processing of personal data that can be brought by classes of data subjects or consumer protection organizations authorized at law to represent the data subjects' interests.

Moreover, the EU's Data Act creates a regulatory framework to govern the sharing, use and re-use of internet or product-generated data and imposes, among other obligations, certain requirements concerning cross-border international transfers of, and governmental access to, non-personal data outside the European Economic Area ("EEA"). Depending on how this act and any similar laws are implemented and interpreted, we may have to adapt our business practices and contractual arrangements to comply with such obligations.

The U.S. data protection legal landscape also continues to evolve, with various states having enacted broad-based data privacy and protection legislation and with states and the federal government continuing to consider additional data privacy and protection legislation. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in an effort to comply. For example, the California Consumer Privacy Act provides for civil penalties for violations, as well as a private right of action for certain data breaches that may increase data breach litigation. Federal laws such as the Children's Online Privacy Protection Act and Video Privacy Protection Act may also pose risks to our business.

We are continuing to assess the impact of new and proposed data privacy and protection laws and proposed amendments to existing laws on our business. Among other things, such restrictions are likely to increase the number of users to whom we cannot serve targeted advertising and are likely to restrict our ability to collect and process certain types of Personal Information deemed sensitive under these new laws.

In addition, each U.S. state and most U.S. territories, each EU member state, and the United Kingdom, as well as many other foreign nations, have passed laws requiring notification to regulatory authorities, affected users, or others within a specific timeframe when there has been a security breach involving, or other unauthorized access to or acquisition or disclosure of, certain Personal Information and impose additional obligations on companies. Additionally, our agreements with certain users or partners may require us to notify them in the event of a security breach. Such statutory and contractual disclosures are costly, could lead to negative publicity, may cause our users to lose confidence in the effectiveness of our security measures, and may require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. Compliance with these obligations could delay or impede the development of new products and may cause reputational harm.

As part of our data protection compliance program, we have implemented data transfer mechanisms to provide for the transfer of Personal Information from the EEA or the United Kingdom to the United States.

In addition, cloud service providers upon which our services depend are experiencing heightened scrutiny from EU regulators, which may lead to significant shifts or unavailability of cloud services to transfer Personal Information outside the EU, which may significantly impact our costs or ability to operate.

We continue to assess the available regulatory guidance, determinations, and enforcement actions from EU and UK Data Protection Authorities and the U.S. Department of Commerce on international data transfer compliance for companies, including guidance on specific supplementary measures in addition to the model clauses as well as specific data sharing that may be deemed a cross-border transfer for which appropriate safeguards must be implemented. Although the United Kingdom currently has an adequacy decision from the European Commission, such that standard contractual clauses are not required for the transfer of personal data from the EEA to the United Kingdom, that decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the United Kingdom data protection regime is reformed in ways that deviate substantially from the GDPR. Our ability to continue to transfer personal information outside of the EU and UK may become significantly more costly and may subject us to increased scrutiny and liability under the GDPR or other legal frameworks, and we may experience operating disruptions if we are unable to conduct these transfers in the future.

We will continue to review our business practices and may find it necessary or desirable to make changes to our personal information processing to cause our transfer and receipt of EEA residents' personal information to conform to applicable European law.

Even though we believe we and our vendors are generally in compliance with applicable laws, rules and regulations relating to privacy and data security, these laws are in some cases relatively new and the interpretation and application of these laws are uncertain. Any failure or perceived failure by us to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected. Moreover, we have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards, and contractual obligations. Increased regulation of Personal Information collection, use, and security practices, including self-regulation and industry standards, changes in existing laws, enactment of new laws, increased enforcement activity, and changes in interpretation of laws, could increase our cost of compliance and operation, limit our ability to grow our business, or otherwise harm our business.

Risks Related to Intellectual Property

Litigation and claims regarding intellectual property rights could result in the loss of rights important to our products and services, cause us to incur significant legal costs, or otherwise harm our business.

Some internet, technology, and media companies, including some of our competitors, own large numbers of patents, copyrights, and trademarks, which they may use to assert claims against us. Third parties have asserted, and may in the future assert, that we or our customers have infringed, misappropriated, or otherwise violated their intellectual property rights. As we grow and face increasing competition, the possibility of intellectual property rights claims against us will grow. Plaintiffs who have no relevant product revenue may not be deterred by our own issued patents and pending patent applications in bringing intellectual property rights claims against us and may seek to challenge the validity or enforceability of our own patents and patents applications. The cost of patent litigation or other proceedings, even if resolved in our favor, has been and is expected to be substantial. Some of our competitors may be better able to sustain the costs of such litigation or proceedings because of their substantially greater financial resources. Patent litigation and other proceedings may also require significant management time and divert management's attention from our other business concerns or otherwise adversely affect our business and operating results. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. Furthermore, an adverse outcome of a dispute may require us to: pay damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property; cease making, licensing, or using technologies that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our products; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; and indemnify our partners and other third parties.

As a result of intellectual property infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on commercially reasonable terms, or at all, thereby hindering our ability to sell or use the relevant technology or requiring redesign of the allegedly infringing solutions to avoid infringement, which could be costly, time-consuming, or impossible. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, with the potential for our competitors to gain access to the same intellectual property. In addition, the rights that we secure under intellectual property licenses may not include rights to all of the intellectual property owned or controlled by the licensor, and the scope of the licenses granted to us may not include rights covering all of the products and services provided by us and our licensees. The occurrence of any of the foregoing could harm our business.

If we fail to protect and enforce our intellectual property rights, contract rights, or our confidential information, our business may suffer.

We rely primarily on a combination of license, development and nondisclosure agreements and other contractual provisions, as well as patent, trademark, trade secret and copyright laws, to protect our technology and intellectual property. If we fail to protect our technology, intellectual property, or contract rights, our customers and others may seek to use our technology and intellectual property without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. Others may also develop technologies that are similar or superior to our technologies or duplicate our technologies.

We also rely on trade secret laws rather than patent laws to protect other portions of our proprietary technology. Trade secrets can be difficult to protect. The misappropriation of our trade secrets or other proprietary information could seriously harm our business. We protect our proprietary technology and processes, in part, through confidentiality agreements with our employees, consultants, suppliers and customers. We cannot be certain that these contracts have not been and will not be breached, that we will be able to timely detect unauthorized use or transfer of our technology and intellectual property, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. If we fail to use adequate mechanisms to protect our technology and intellectual property, or if a court fails to enforce our intellectual property rights, our business will suffer. We cannot be certain that these protection mechanisms can be successfully asserted in the future or will not be invalidated or challenged.

Further, the laws and enforcement regimes of certain countries may not protect our technology and intellectual property to the same extent as the laws and enforcement regimes of the United States. In certain jurisdictions, we may be unable to protect our technology and intellectual property adequately against unauthorized use, which may adversely affect our business, financial condition and results of operations.

We may not be able to protect our brand from third-party infringement or increase our brand awareness.

Maintaining and strengthening our brands is important to maintaining and expanding our business, as well as to our ability to enter into new markets for our technologies, products and services. If we fail to promote and maintain these brands successfully, our ability to sustain and expand our business and enter into new markets may suffer. Much of the promotion of our brand depends, among other things, on OEMs, hardware device manufacturing companies and service providers displaying our trademarks on their products. If these companies choose, for any reason, not to display our trademarks on their products, or if these companies use our trademarks incorrectly or in an unauthorized manner, the strength of our brand may be diluted or our ability to maintain or increase our brand awareness may be harmed. We generally rely on enforcing our trademark rights to prevent unauthorized use of our brand and technologies. Our ability to prevent unauthorized uses of our brand and technologies would be negatively impacted if our trademark registrations were overturned in the jurisdictions where we do business. We also have trademark applications pending in a number of jurisdictions that may not ultimately be granted, or if granted, may be challenged or invalidated, in which case we would be unable to prevent unauthorized use of our brand and logo in such jurisdictions. We have not filed trademark registrations in all jurisdictions where our brands and logos may be used.

Some software we provide may be subject to "open source" licenses, which may restrict how we use or distribute our software or require that we release the source code of certain products subject to those licenses.

Some of the products we support and some of our proprietary technologies incorporate open source software such as open source code that may be subject to the Lesser GNU Public License or other open source licenses. The Lesser GNU Public License and other open source licenses may require that source code subject to the license be released or made available to the public. Such open source licenses may mandate that software developed based on source code that is subject to the open source license, or combined in specific ways with such open source software, become subject to the open source license. We take steps to ensure that proprietary software we do not wish to disclose is not combined with, or does not incorporate, open source software in ways that would require such proprietary software to be subject to an open source license. However, few courts have interpreted the Lesser GNU Public License or other open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. We often take steps to disclose source code for which disclosure is required under an open source license, but it is possible that we have or will make mistakes in doing so, which could negatively impact our brand or our adoption in the community, or could expose us to additional liability. In addition, we rely on multiple software programmers to design our proprietary products and technologies. Although we take steps to ensure that our programmers (both internal and outsourced) do not include open source software in products and technologies we intend to keep proprietary, we cannot be certain that open source software is not incorporated into products and technologies we intend to keep proprietary. In the event that portions of our proprietary technology are determined to be subject to an open source license, or are intentionally released under an open source license, we could be required to publicly release the relevant portions of our source code, which could reduce or eliminate our ability to commercialize our products and technologies. Also, in relying on multiple software programmers to design products and technologies that we ultimately end up releasing in the open source community, we may discover that one or multiple such programmers have included code or language that would be embarrassing to us, which could negatively impact our brand or our adoption in the community, or could expose us to additional liability. Such additional liability could include claims that result in litigation, require us to seek licenses from third-parties in order to keep offering our software, require us to re-engineer our software, require us to release proprietary source code, require us to provide indemnification or otherwise subject us to liability to a customer or supplier, or require us to discontinue the sale of a product in the event re-engineering cannot be accomplished in a timely manner, any of which may adversely affect our business, financial condition and results of operations.

Unauthorized use of generative artificial intelligence technologies in the development of our products or the operation of our business could expose us to risks of unauthorized disclosure of proprietary information, security vulnerabilities, or intellectual property infringement claims.

Although we take steps to ensure that our employees and consultants do not engage in any unauthorized use of AI Technologies, we cannot be certain that our employees or consultants will not, from time to time, engage in such unauthorized use, including by inputting our proprietary information or the proprietary information of others into third-party AI Technologies. Such unauthorized use may lead to the disclosure of our valuable proprietary information which may be used to train third-party AI Technologies. Further, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Under our agreements with many of our customers and partners, we are required to provide indemnification in the event our technology is alleged to infringe upon the intellectual property rights of third parties.

In many of our agreements, we have agreed to indemnify our customers and partners under certain circumstances. We have in the past and may in the future incur significant expenses responding to indemnification demands or defending these partners if they are accused of patent or other intellectual property infringement based on allegations related to our technology, products or services. If a partner were to be accused of infringement, settle or lose a lawsuit and in turn seek indemnification from us, we could be subject to significant expense responding to the indemnification claim and/or monetary liabilities relating to a judgment or settlement. Liability under our indemnification commitments may not be contractually limited.

Current and future governmental and industry standards may significantly limit our business opportunities.

Technology standards are important in the audio and video industry as they help to assure compatibility across a system or series of products. Generally, standards adoption occurs on either a mandatory basis, requiring a particular technology to be available in a particular product or medium, or an optional basis, meaning that a particular technology may be, but is not required to be, utilized. If standards are re-examined or a new standard is developed in which we are not included, our growth in that area of our business could be significantly lower than expected.

As new technologies and entertainment media emerge, new standards relating to these technologies or media may develop. New standards may also emerge in existing markets that are currently characterized by competing formats, such as the automotive market or the market for TVs or PCs. We may not be successful in our efforts to include our technology in any such standards.

Standards sometimes require implementers or contributors to offer to license their relevant intellectual property on reasonable and non-discriminatory terms (RAND) or on fair, reasonable, and non-discriminatory terms (FRAND), but if standards that may apply to our technologies start requiring implementers or contributors to license their relevant intellectual property on a reasonable and non-discriminatory, zero royalty (RAND-Z) or reasonable and non-discriminatory, royalty free (RAND-RF) basis, it may affect our ability to be compensated for our technologies that may be included in such standards.

Risks Related to Macroeconomic Conditions

Macroeconomic uncertainties have in the past and may continue to adversely impact our business, results of operations, and financial condition.

Macroeconomic uncertainties, including increased inflation and interest rates, recessionary fears, financial and credit market fluctuations, changes in economic policy, bank failures, labor disputes, tariffs, and global supply chain constraints have in the past, and may continue to, adversely impact many aspects of our business. For example, our success depends, in part, on the level of discretionary consumer and corporate spending. Discretionary consumer and corporate spending is affected by many factors, including economic conditions affecting disposable consumer income and corporate spending, such as the rate of inflation, risk of recession, employment status, labor disputes, and interest and tax rates. In recent years, the economy has experienced unusually high inflation, increased perceived risk of recession, and higher interest rates, which has negatively impacted, and could continue to negatively impact consumer and corporate spending. A decrease in discretionary consumer and corporate spending, including as a result of price increases stemming from the imposition of tariffs on foreign imports, could result, in particular, in a reduction in the purchases of TVs, automobiles and consumer electronic devices, and an ensuing reduction in our monetization revenue. During past economic slowdowns and recessions, many consumers reduced their discretionary spending and advertisers reduced their advertising expenditures. Any such conditions, including reduction in entertainment promotional spending by media and content providers, could significantly impact our ability to generate revenue, and thus impact our business, financial condition and results of operations.

In addition, a significant reduction in the supply of original entertainment content, including as a result of macroeconomic factors or labor disputes (such as the 2023 strikes called by the Writers Guild of America and SAG-AFTRA), could in turn reduce the demand for advertising and media and entertainment promotional spending campaigns on our Media Platform solutions, and have a material adverse effect on our growth or negatively impact our results of operations.

The extent to which macroeconomic uncertainties may continue to impact our operational and financial performance remains uncertain and will depend on many factors outside our control. These direct and indirect impacts may negatively affect our business and operating results.

Natural disasters, geopolitical conflicts, or other natural or man-made catastrophic events could disrupt and impact our business.

Occurrence of any catastrophic event, including an earthquake, flood, tsunami, wildfire, hurricanes or other weather event, power loss, internet failure, software or hardware malfunctions, cyber attack, war or foreign invasion, terrorist attack and other geopolitical conflicts, medical epidemic or pandemic, government shutdown orders, other man-made disasters, or other catastrophic events could disrupt our, our business partners' and customers' business operations or result in disruptions in the broader global economic environment. Any of these business disruptions could require substantial expenditures and recovery time in order to fully resume operations.

In particular, our principal offices are located in California, and our contract manufacturers and some of our suppliers are located in Asia, both of which are regions known for seismic activity, making our operations in these areas vulnerable to natural disasters or other business disruptions in these areas. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster.

In addition, our offices and facilities, and those of our contract manufacturers, suppliers, and partners, could be vulnerable to the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity) that could disrupt our business operations. For example, in California, increasing intensity of drought and annual periods of wildfire danger increase the probability of planned power outages. In particular, our office in Calabasas, California has experienced planned power outages that have extended for multiple days. Further, acts of terrorism could cause disruptions to the internet or the economy as a whole.

If our Pay-TV or Media Platform services were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver content, including advertising, would be impaired. Disruptions in the operations of our contract manufacturers, suppliers, or partners as a result of a disaster or other catastrophic event could delay the manufacture and shipment of our or our partners' products and services, which could impact our business. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a natural disaster or other catastrophic event and to execute successfully on those plans in the event of a disaster or catastrophic event, our business would be harmed.

Our business and operations may be subject to a variety of U.S. federal, state and international laws and regulations regarding the environment and social responsibility, as well as increased stakeholder scrutiny and related expenses which may affect our business and operations.

Issues related to the environment and social responsibility may result in regulatory requirements that could have an adverse impact on our financial condition or our business. At the international and state levels, we may face new, varied, or changing requirements regarding greenhouse gases in our operations or supply chain partners, including manufacturing, transportation and distribution, resulting in increased costs or requiring increased disclosures relating to our greenhouse gas emissions or reductions thereof. Failure to comply with any of these laws or requirements could have an adverse impact on our financial condition or reputation.

In addition, our practices and public disclosures related to environmental, social and governance matters could impact our brand and reputation. If our practices do not meet evolving investor or other stakeholder expectations and societal and regulatory standards, our ability to attract or retain employees, and our attractiveness as an investment or business partner could be negatively impacted, which could adversely affect our operating results. Additionally, both advocates and opponents to environmental, social and governance matters are increasingly resorting to a range of activism forms, including media campaigns, shareholder proposals, and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business.

Risks Related to Financial Matters

We face risks associated with financial instruments we hold.

We hold financial instruments that potentially subject us to significant concentrations of credit risk, which instruments consist principally of cash and cash equivalents, accounts receivable, unbilled contracts receivable, a note receivable and deferred consideration from the AutoSense Divestiture. We maintain cash and cash equivalents with large financial institutions, and at times, the deposits have exceeded and may exceed the federally insured limits. Our evaluation process as to accounts receivable and unbilled contracts receivable may fail to detect or prevent credit risks. In addition, in connection with the AutoSense Divestiture, we hold a $27.7 million note receivable from Tobii, who also owes us $15.0 million in deferred consideration and may become obligated to make earnout payments to us contingent upon the future success of the divested AutoSense in-cabin safety business. The note is payable in three annual installments commencing on April 1, 2027, and matures on April 1, 2029. Payments of the deferred consideration are due in four annual installments commencing in February 2028, and any contingent consideration would be payable in 2031. Accordingly, although we carry the note receivable and the deferred consideration on our balance sheet, we are not entitled to receive any payment associated with these assets in the near term and we face credit risk until the obligations are fully paid. Our receipt of payments for the note receivable, deferred consideration, and any earned contingent consideration will depend on Tobii's then-available liquidity and capital resources. If we determine it is appropriate to impair any of the financial instruments we hold, our financial position and results of operations would be adversely affected.

If our goodwill and other intangible assets become impaired, we may be required to record a significant charge to earnings.

In addition to internal development, we have acquired and intend to continue to acquire additional businesses, technology and intellectual property through strategic relationships and transactions. We believe these strategic relationships and transactions will enhance the competitiveness and size of our current business and provide diversification into markets and technologies that complement our current business. Future transactions could be in the form of asset purchases, equity investments, or business combinations. As a result, we may have significant goodwill from such transactions and other intangible assets which are amortized over their estimated useful lives. We have in the past and may in the future incur significant charges as a result of impairment of goodwill or other intangible assets. For example, we incurred $604.6 million of goodwill impairment charges in the second half of 2022. These goodwill impairment charges triggered an evaluation of potential impairment of other intangible assets in both the third and fourth quarters of 2022, however these evaluations did not result in additional impairment charges. We review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable or the useful life is shorter than originally estimated. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable or other intangible assets may not be recoverable include a decline in future cash flows, fluctuations in market capitalization, slower growth rates in our industry or slower than anticipated adoption of our products by our customers. As we continue to review for factors that may affect our business which may not be in our control, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of goodwill and other intangible assets or equity investments is determined, resulting in an adverse impact on our business, financial position and results of operations.

Risks Related to Regulatory and Legal Matters

If government regulations or laws relating to the internet, video, advertising, or other areas of our business change, we may need to alter the manner in which we conduct our business, or our business could be harmed.

We are subject to or affected by general business regulations and laws, as well as regulations and laws specific to the internet and online services, including laws and regulations related to data privacy and security, consumer protection, data localization, law enforcement access to data, encryption, telecommunications, social media, payment processing, taxation, trade, intellectual property, competition, electronic contracts, internet access, net neutrality, advertising, content restrictions, protection of children, and accessibility, among others. We cannot guarantee that we have been or will be fully compliant in every jurisdiction. Litigation and regulatory proceedings are inherently uncertain, and the federal, state, and foreign laws and regulations governing issues such as data privacy and security, payment processing, taxation, net neutrality, liability of providers of online services, video, telecommunications, e-commerce tariffs, and consumer protection related to the internet continue to develop and may be subject to varying interpretations. Moreover, as internet commerce and advertising continue to evolve, increasing regulation by federal, state, and foreign regulatory authorities becomes more likely.

As we develop new products and services and improve our products and services, we may also be subject to new laws and regulations specific to such technologies. For example, in developing our TiVo OS and DTS AutoStage solutions, we were required to understand, address, and comply with an evolving regulatory framework for developing, marketing, and selling operating systems for Smart TVs and automotive applications in many different international jurisdictions. If we fail to adequately address or comply with such regulations, we may be subject to fines or sanctions, and we or our partners may be unable to sell Smart TVs or other devices that incorporate our technologies, which could harm our business and our ability to grow our user base.

Laws relating to data privacy and security, data localization, artificial intelligence, law enforcement access to data, encryption, consumer protection, protection of children, and similar activities continue to proliferate, often with little harmonization between jurisdictions and limited guidance. For information on data privacy and security risks, see the section entitled "Risks Related to Cybersecurity and Data Privacy."

Rules governing new technological developments, such as developments in generative AI, remain unsettled. We leverage machine learning and AI Technologies in developing and providing our products and services. The legal and regulatory landscape surrounding these technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity, and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to these technologies, such as the EU Artificial Intelligence Act that was enacted in 2024, may impose significant operational costs and may limit our ability to develop, deploy or use these technologies.

U.S. or international rules (or the absence of rules) that permit internet access network operators to degrade users' internet speeds or limit internet data consumption by users, including unreasonable discrimination in the provision of broadband internet access services, could harm our business.

Our products and services depend on the ability of users of our technologies to access the internet. We believe that the continued growth of streaming as an entertainment alternative will depend on the availability and growth of cost-effective broadband internet access (including mobile broadband internet access), the quality and reliability of broadband content delivery, and broadband service providers' ability to control the delivery speed of different content traveling on their networks. Laws, regulations, or court rulings that adversely affect the popularity or growth in use of the internet, including decisions that undermine open and neutrally administered internet access, or that disincentivize internet access network operators' willingness to invest in upgrades and maintenance of their equipment, could decrease customer demand for our service offerings, may impose additional burdens on us, or could cause us to incur additional expenses or alter our business model. Some jurisdictions have adopted regulations governing the provision of internet access service. Substantial uncertainty exists in the United States and elsewhere regarding such provisions.

For example, in 2015, the FCC adopted open internet rules to prevent internet access network operators from unreasonably restricting, blocking, degrading, or charging for access to certain products and services offered by us and our content partners. In 2018, the FCC repealed most of those rules. In September 2023, the FCC formally proposed to restore the 2015 open internet rules and re-establish the FCC's role in overseeing broadband providers, although some representatives of broadband providers have already stated that they may challenge such a decision in court.

If network operators were to engage in restricting, blocking, degrading, or charging for access, it could impede our growth, result in a decline in our quality of service, cause us to incur additional expense, or otherwise impair our ability to attract and retain users, any of which could harm our business. Several states and foreign countries in which we operate also have adopted or are considering rules governing the provision of internet access. In addition, in some jurisdictions (including the United States), network operators are pursuing proposals that would require or enable them to impose fees on content providers related to delivery of network traffic.

As we expand internationally, government regulation protecting the non-discriminatory provision of internet access may be nascent or non-existent. In those markets where regulatory safeguards against unreasonable discrimination are nascent or non-existent and where local network operators possess substantial market power, we could experience anti-competitive practices that could impede our growth, cause us to incur additional expenses, or otherwise harm our business. Future regulations or changes in laws and regulations (or their existing interpretations or applications) could also hinder our operational flexibility, raise compliance costs, and result in additional liabilities for us, which may harm our business.

If we are found liable for content that is distributed through or advertising that is served through our platform, our business could be harmed.

As a distributor of content, we face potential liability for negligence, copyright, patent, or trademark infringement, public performance royalties or other claims based on the nature and content of materials that we distribute. We rely on the statutory safe harbors, as set forth in the Digital Millennium Copyright Act (the "DMCA"), Section 230 of the Communications Decency Act ("Section 230") in the United States, and the E-Commerce Directive in Europe, for protection against liability for various caching, hosting, and linking activities. The DMCA, Section 230, and similar statutes and doctrines on which we rely or may rely in the future are subject to uncertain judicial interpretation and regulatory and legislative amendments. Any legislation or court rulings that limit the applicability of these safe harbors could require us to take a different approach toward content moderation, which could diminish the depth, breadth, and variety of content that we offer, inhibit our ability to generate advertising, or otherwise adversely affect our business.

Moreover, if the rules around these statutes and doctrines change, if international jurisdictions refuse to apply similar protections, or if a court were to disagree with our application of those rules to our business, we could incur liabilities and our business could be harmed. If we become liable for these types of claims as a result of the content that is streamed over or the advertisements that are served through our products or services, then our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our business. Our insurance may not be adequate to cover these types of claims or any liability that may be imposed on us.

In addition, regardless of any legal protections that may limit our liability for the actions of third parties, we may be adversely impacted if copyright holders assert claims, or commence litigation, alleging copyright infringement against the developers of apps that are distributed on our products or services.

Our products and services may be misused by unaffiliated third parties to unlawfully distribute copyrighted content. If content owners or distributors are deterred from working with us as a consequence, it could impair our ability to maintain or expand our business, including through international expansion plans.

We are subject to broadcast laws and regulations, and failure to comply with such laws and regulations could harm our business.

The TV, automotive, cable, and telecommunications industries are subject to pervasive regulation, both in the United States and in other countries. For example, the FCC in the United States has licensing and other requirements, in addition to extensive regulation by local and state authorities.

The FCC or regulators in other countries could promulgate new regulations or interpret existing regulations in a manner that would cause us to incur significant compliance costs or force us to alter or eliminate certain features or functionality of our products or services, which may adversely affect our business. For example, regulators could determine that certain of our products or services fail to comply with regulations concerning matters such as electrical interference, copy protection, digital tuners, accessibility for blind and deaf users, emergency alerts, broadcast regulations, online marketplace regulations, operations regulations, or display of television programming based on content rating systems.

In the United States, the FCC regulates the broadcast radio industry, interprets laws enacted by Congress and establishes and enforces regulations governing radio broadcasting. It is unclear what laws, rules and regulations may be adopted regarding digital audio broadcasting and what effect, if any, such laws, rules and regulations will have on our business, the operations of stations using our HD Radio technology, or consumer electronics manufacturers. Any additional laws, rules and regulations imposed on digital audio broadcasting may adversely impact the attractiveness of HD Radio technology and negatively impact our business, financial condition and results of operations. Also, non-compliance by us, or by radio stations offering HD Radio broadcasts, with any FCC requirements or conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions.

If we fail to comply with anti-corruption or bribery laws, our business could be harmed.

As we expand our international operations, we are subject to increased corruption risk and compliance with laws such as the U.S. Foreign Corrupt Practices Act, UK Bribery Act, and other anti-corruption laws. Such laws generally prohibit companies and their employees and intermediaries from making payments to foreign officials for the purpose of obtaining an advantage or benefits and require public companies to maintain accurate books and records and a system of internal accounting controls. Under these laws, companies may be held liable for actions taken by directors, officers, employees, agents, or other partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA or similar laws, governmental authorities could commence an investigation or seek to impose civil and criminal fines and penalties which could have a material adverse effect on our business, financial condition and results of operations.

We have been, are currently, and may in the future be subject to litigation, claims, regulatory inquiries, investigations, and other legal proceedings, which could cause us to incur substantial costs or require us to change our business practices in a way that could seriously harm our business.

We have been, are currently, and may in the future be subject to various legal proceedings, claims, arbitration proceedings, and investigations and inquiries from government entities, including with regard to intellectual property, employment, consumer and data privacy, corporate governance, and commercial disputes, among other matters. These matters are inherently uncertain. Any proceedings, claims, or inquiries initiated by or against us, whether successful or not, may be time-consuming, subject us to damage awards, regulatory orders, consent decrees, injunctive relief, fines, or other penalties or sanctions, require us to change our policies or practices, result in increased operating costs, divert management's attention, harm our reputation, and require us to incur significant legal and other expenses. In addition, our insurance may not be adequate to protect us from all material expenses related to pending and future claims. Any of these factors could materially adversely affect our business, financial condition, and results of operations.

Our activities to advertise, market and sell our services directly to consumers are highly regulated by constantly evolving state and federal laws and regulations.

We engage in various advertising, marketing and other promotional activities. For instance, in the past, we have offered sweepstakes, gift subscriptions and mail-in-rebates to consumers, which are subject to state and federal laws and regulations. A constantly evolving network of state and federal laws is increasingly regulating these promotional activities. Additionally, we enter into subscription service contracts directly with consumers which govern both our provision of and the consumers' payment for the TiVo Pay-TV service. For example, consumers who activate new monthly subscriptions to the TiVo Pay-TV service may be required to commit to pay for the service for a minimum of one year or be subject to an early termination fee if they terminate prior to the expiration of their commitment period. If the terms of our subscription service contracts with consumers, such as auto-renewals or our imposition of an early termination fee, or sweepstakes, rebate or gift subscription programs were to violate state or federal laws or regulations, we could be subject to lawsuits, penalties, enforcement actions, and/or negative publicity in which case our business, financial condition and results of operations could be harmed.

The absence of regulations relating to the compatibility between cable systems and CE equipment could harm our business.

Beginning in 2003, the FCC adopted regulations implementing an agreement between cable television system operators and CE manufacturers to facilitate the retail availability of so-called "plug and play" devices that use unidirectional CableCARDs, including digital televisions and other digital devices that enable subscribers to access cable television programming without the need for a set-top-box (STB) (but without the ability for consumers to use interactive content). In September 2020, the FCC eliminated rules requiring cable providers to support CableCARD. While the cable industry has continued to provide CableCARDs for third-party devices like ours, certain large operators such as Comcast have started to discontinue their support of CableCARDs. We also cannot predict the ultimate impact of any new technical equipment regulations on our business and operations. Current FCC regulations no longer prohibit multi-channel video service providers from deploying navigation devices with combined security and non-security functions, and further developments with respect to these issues could impact the availability and/or demand for "plug and play" devices, particularly bi-directional devices and STBs, all of which could affect demand for UXs incorporated in STBs or CE devices. If the cable industry continues to shift away from providing CableCARD support for TiVo retail customers, revenue from device sales and retail service fees would be affected as customers would likely cease purchasing new devices and cancel the TiVo service on their existing devices and our business and results of operations would be adversely affected.

Risks Related to the Separation

If the Distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we and our stockholders could be subject to significant tax and liability.

Our Former Parent received a Tax Opinion from the law firm Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), our external legal advisors in connection with the Separation, in form and substance acceptable to Xperi, substantially to the effect that, among other things, the Distribution and certain related transactions would qualify as a tax-free transaction under sections 355 and 368(a)(1)(D) of the Internal Revenue Code (the "Code"). Additionally, our Former Parent received an IRS Ruling, substantially to the effect that, among other things, the Distribution would qualify as a tax-free transaction under sections 355 and 368(a)(1)(D) of the Code. The IRS Ruling and the Tax Opinion relied on certain facts, assumptions, and undertakings, and certain representations from our Former Parent and us, regarding the past and future conduct of both respective businesses and other matters, including those discussed in the risk factor immediately below. The Tax Opinion also relied on the continued validity of the IRS Ruling (as described below). Notwithstanding the Tax Opinion and the IRS Ruling, the IRS could determine on audit that the Distribution or certain related transactions should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the Distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions of the Tax Opinion that are not covered by the IRS Ruling.

If certain related transactions, including certain transactions undertaken pursuant to the Internal Reorganization and Business Realignment that were intended to qualify for tax-free treatment, fail to qualify for tax-free treatment under U.S. federal, state, local tax and/or foreign tax law, we and our Former Parent could incur significant tax liabilities and/or lose significant tax attributes under U.S. federal, state, local and/or foreign tax law.

Generally, taxes resulting from the failure of the Distribution to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on us and our stockholders. Under the Tax Matters Agreement that we entered into with our Former Parent, we are generally responsible for any taxes that arise from the failure of the Distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of section 355 of the Code or from the failure of certain related transactions to qualify for tax-free treatment to the extent such failure to qualify is attributable to actions, events or transactions relating to our or our affiliates' stock, assets or business, or any breach of our representations, covenants or obligations under the Tax Matters Agreement (or any other agreement we enter into in connection with the Separation and Distribution), the materials submitted to the IRS in connection with the IRS ruling, or our representations made in any representation letter provided to Skadden in connection with the Tax Opinion. Our Former Parent is separately responsible for any taxes that arise from the failure of the Distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to our Former Parent's or its affiliates' stock, assets or business, or any breach of its representations, covenants or obligations under the Tax Matters Agreement (or any other agreement entered into in connection with the Separation and Distribution), the materials submitted to the IRS in connection with the IRS Ruling or the representations made in the representation letter provided to counsel in connection with the Tax Opinion.

If the Distribution fails to qualify for non-recognition treatment for U.S. federal income tax purposes for certain reasons relating to the overall structure of the Mergers and the Distribution, then under the Tax Matters Agreement, we and our Former Parent could share the tax liability resulting from such failure in accordance with our relative market capitalizations as of the Distribution Date (determined based on the average trading prices of each company's stock during the ten trading days beginning on the Distribution Date). Events triggering an indemnification obligation under the Tax Matters Agreement include events occurring after the Distribution that cause our Former Parent to recognize a gain under section 355I of the Code, as discussed further below. Such tax amounts could be significant. To the extent that we are responsible for any liability under the Tax Matters Agreement, there could be a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods.

The IRS may assert that the Mergers cause the Distribution and other related transactions to be taxable to our Former Parent, in which case we could be subject to significant indemnification liability.

Even if the Distribution otherwise constitutes a tax-free transaction to stockholders under section 355 of the Code, our Former Parent may be required to recognize corporate level tax on the Distribution and certain related transactions under section 355(e) of the Code if, as a result of the Mergers or other transactions considered part of a plan with the Distribution, there is a 50 percent or greater change of ownership in our Former Parent or us. Following the Mergers, and in anticipation of the Distribution, our Former Parent sought and received the IRS Ruling, which included a ruling from the IRS regarding the proper manner and methodology for measuring the common ownership in the stock of our Former Parent, Pre-Merger Xperi and Pre-

Merger TiVo for purposes of determining whether there has been a 50 percent or greater change of ownership under section 355(e) of the Code. The Tax Opinion relies on the continued validity of the IRS Ruling, as well as certain factual representations from Xperi as to the extent of common ownership in the stock of Pre-Merger Xperi and Pre-Merger TiVo immediately prior to the Mergers. Based on the representations made by our Former Parent as to the common ownership in the stock of Pre-Merger Xperi and Pre-Merger TiVo immediately prior to the Mergers and assuming the continued validity of the IRS Ruling, the Tax Opinion concludes that there was not a 50 percent or greater change of ownership in our Former Parent, Pre-Merger Xperi or Pre-Merger TiVo for purposes of section 355(e) as a result of the Mergers. Notwithstanding the Tax Opinion and the IRS Ruling, the IRS could determine that the Distribution or a related transaction should nevertheless be treated as a taxable transaction to our Former Parent if it determines that any of the facts, assumptions, representations or undertakings of our Former Parent is not correct or that the Distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinion that are not covered by the IRS Ruling. If our Former Parent is required to recognize corporate level tax on the Distribution and certain related transactions under section 355(e) of the Code, then under the Tax Matters Agreement, we may be required to indemnify our Former Parent for all or a portion of such taxes, which could be a significant amount, if such taxes were the result of either direct or indirect transfers of our stock or certain reasons relating to the overall structure of the Mergers and the Distribution. For a more detailed description, see the section entitled "Certain Relationships and Related Party Transactions —Tax Matters Agreement."

We are subject to continuing contingent tax-related liabilities of our Former Parent following the Distribution.

There are several significant areas where the liabilities of our Former Parent may become our obligations either in whole or in part. For example, under the Code and the related rules and regulations, each corporation that was a member of our Former Parent's consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the Distribution is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group for such taxable period.

Additionally, to the extent that any subsidiary of ours was included in the consolidated tax reporting group of either Pre-Merger Xperi or Pre-Merger TiVo for any taxable period or portion of any taxable period ending on or before the effective date of the Mergers, such subsidiary is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group of Pre-Merger Xperi or Pre-Merger TiVo, as applicable, for such taxable period. In connection with the Distribution, we entered into a Tax Matters Agreement with our Former Parent that allocates the responsibility for prior period consolidated taxes between Xperi Inc. and our Former Parent. If our Former Parent were unable to pay any prior period taxes for which it is responsible, however, we could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of U.S. federal, state, local, or foreign law may establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

We may be required to adjust our tax accounts if our Former Parent utilizes certain pre-Separation tax attributes.

In the future, under the Tax Matters Agreement, our Former Parent may utilize certain of our tax attributes generated during pre-Separation periods in order to reduce its tax liability for tax years ended December 31, 2022 and earlier. If our Former Parent should utilize such attributes, we may be required to adjust our tax accounts which may negatively impact our financial results.

Risks Relating to Ownership of Our Common Stock

We cannot be certain that an active trading market for our common stock will be sustained and our stock price may fluctuate significantly.

Our common stock has been traded on the New York Stock Exchange since October 2022. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

- our quarterly or annual earnings, or those of other companies in our industry;

- the failure of securities analysts to cover our common stock;

- actual or anticipated fluctuations in our operating results;

- changes in earnings estimates by securities analysts or our ability to meet those estimates or our earnings guidance;

- the operating and stock price performance of other comparable companies;

- overall market fluctuations and domestic and worldwide economic conditions; and

- other factors described in these "Risk Factors" and elsewhere herein.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Our stock repurchase program may not be fully consummated, may not enhance long-term stockholder value, may increase the volatility of our stock prices and, as we implement it, will diminish our cash reserves.

Pursuant to the stock repurchase program approved by the Board of Directors in April 2024 (the "Program"), we may repurchase of up to $100.0 million of our common stock, from time to time, through open market purchases, block trades, in privately negotiated transactions, accelerated share repurchase transactions, or by other means. Since the inception of the Program, we have repurchased an aggregate of approximately 2.2 million shares of common stock at a total cost of $20.0 million at an average price of $9.23 per share of common stock. The volume, timing, and manner of any repurchases will be determined at our discretion, subject to general market conditions, as well as our management of capital, general business conditions, other investment opportunities, regulatory requirements, and other factors. The Program does not have an expiration date and does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares, or to do so in any particular manner. Further, repurchases under the Program could affect our share trading prices or increase their volatility, and any repurchases will reduce our cash reserves. We are under no legal obligation to repurchase any shares, and if we do not do so or if we commence repurchases and then suspend or terminate them, the trading prices of our stock may decrease and their volatility increase. We may not in the future have cash and cash equivalents sufficient to fund all potential repurchases under the Program. Even if we complete the Program, we may not be successful in our goal of enhancing stockholder value. As we use our cash resources in the Program, we have less cash to fund our operations and pursue other opportunities that may provide value to stockholders.

We cannot guarantee the timing, amount or payment of dividends, if any, on our common stock in the future.

There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends in the future. The declaration, payment and amount of any dividends will be subject to the sole discretion of our Board of Directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our Board of Directors may deem relevant, and there can be no assurances that we will pay any dividends in the future.

A stockholder's percentage of ownership in us may be diluted in the future.

A stockholder's percentage ownership in us may be diluted because of equity issuances for acquisitions, capital markets transactions or otherwise, including, without limitation, equity awards that we may grant to our directors, officers, and employees. In addition, our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock.

Certain provisions in our amended and restated certificate of incorporation and bylaws, Delaware law and in the Tax Matters Agreement may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover.

In addition, we are subject to Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation's outstanding voting stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if an acquisition proposal or offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in our and our stockholders' best interests. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, an acquisition or further issuance of our stock could trigger the application of section 355(e) of the Code. Under the Tax Matters Agreement, we are required to indemnify our Former Parent for the tax imposed under section 355(e) of the Code resulting from an acquisition or issuance of our stock, even if we did not participate in or otherwise facilitate the acquisition, and this indemnity obligation might discourage, delay or prevent a change of control that our stockholders may consider favorable.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit the ability of our stockholders to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the General Corporation Law of Delaware or our amended and restated certificate of incorporation or bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended ("Securities Act"). These exclusive forum provisions, however, do not apply to claims brought under the Exchange Act. There is uncertainty as to whether a court would enforce this provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us and limit the market price of our common stock. Additionally, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board of Directors.

For as long as we are an emerging growth company, we are not required to comply with certain requirements that apply to other public companies.

We qualify as an emerging growth company, as defined in the 2012 Jumpstart Our Business Startups ("JOBS") Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, we, unlike other public companies, will not be required to, among other things: (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor's report on financial statements; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation and any golden-parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We may take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

While we generally must comply with Section 404 of the Sarbanes-Oxley Act, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an emerging growth company. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the year ending December 31, 2027. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenue in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period.

For so long as we rely on any of the exemptions available to emerging growth companies, investors will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict whether investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

General Risk Factors

Changes in our tax rates or exposure to additional tax assessments may adversely affect our effective tax rates and negatively affect our business and financial condition.

We are subject to U.S. federal and state income taxes, as well as taxes in various international jurisdictions. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various jurisdictions where we operate. Our effective tax rate could be adversely affected by numerous factors, including the passage of new tax laws, changes in the interpretation of tax laws, changes in the mix of our profitability from state to state and from country to country, changes to our operating structure, changes in the amount of payments from our U.S. entities to related foreign entities, our inability to secure or sustain acceptable agreements with tax authorities and changes in our deferred tax assets and liabilities, including changes in our ability to realize our deferred tax assets.

In addition, U.S. federal, U.S. state, and foreign tax jurisdictions may examine our income tax returns, including income tax returns of acquired companies and acquired tax attributes included therein. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. In making such assessments, we exercise judgment in estimating our provision for income taxes. While we believe our estimates are reasonable, we cannot ensure that the final determination from these examinations will not be materially different from that reflected in our income tax provisions and accruals. Any adverse outcome from these examinations may have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting, our ability to produce accurate financial statements could be impaired, which could increase our operating costs and affect our ability to operate our business.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, made some activities more time-consuming or costly and increased demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting.

Significant resources and management oversight are required to maintain our disclosure controls and procedures and internal control over financial reporting to meet this standard. As a result, management's attention may be diverted from other business concerns, which could harm our business, financial condition, or results of operations.

There is no guarantee that in the future we will be able to remediate any identified material weakness timely or at all, or in a cost-effective manner. If the remediation of any identified material weakness is not completed in a timely fashion, or at all, or if the remediation plan is inadequate, there will be an increased risk that we may be unable to timely file future periodic reports with the SEC and that future financial statements could contain errors that will be undetected. The existence of any material weakness in our internal control over financial reporting could also affect our ability to obtain financing or could increase the cost of any such financing. Any such material weakness could also cause investors to lose confidence in the reliability of our financial statements and could result in a decline in the value of our common stock.

If we fail to comply with the laws and regulations relating to the payment of income taxes and the collection of indirect taxes, we could be exposed to unexpected costs, expenses, penalties, and fees as a result of our noncompliance, which could harm our business.

We are subject to requirements to deduct or withhold income taxes on revenue sourced in various jurisdictions, pay income taxes on profits earned by any permanent establishment (or similar enterprise) of ours that carries on business in various jurisdictions, and collect indirect taxes from our sales in various jurisdictions. The laws and regulations governing the withholding and payment of income taxes and the collection of indirect taxes are numerous, complex, and vary by jurisdiction. A successful assertion by one or more jurisdictions that we were required to withhold or pay income taxes or collect indirect taxes where we did not could result in substantial tax liabilities, fees, and expenses, including substantial interest and penalty charges, which could harm our business.

New legislation that would change U.S. or foreign taxation of international business activities or other tax-reform policies could harm our business.

We earn a portion of our income in foreign countries and, as such, we are subject to tax laws in the United States and numerous foreign jurisdictions. Current economic and political conditions make tax laws and regulations, or their interpretation and application, in any jurisdiction subject to significant change.

Proposals to reform U.S. and foreign tax laws could significantly impact how U.S. multinational corporations are taxed on foreign earnings and could increase the U.S. corporate tax rate. Although we cannot predict whether or in what form these proposals will pass, several of the proposals under consideration, if enacted into law, could have an adverse impact on our effective tax rate, income tax expense, and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We maintain processes for identifying, assessing, and managing material risks from cybersecurity threats (as such term is defined in Item 106(a) of Regulation S-K) as part of our broader enterprise risk management program under the oversight of the Audit Committee of the Company's Board of Directors. These processes include a wide variety of mechanisms, controls, technologies, systems, and methods that are designed to prevent, detect, or mitigate data loss, theft, misuse, unauthorized access, or other security incidents or vulnerabilities affecting data. We also use systems and processes to oversee and identify risks from cybersecurity threats associated with our third-party service providers.

Our corporate information security organization is led by our Chief Information Officer ("CIO"), who brings over 30 years of information technology experience across a wide range of industry sectors, including semiconductor and technology. Before joining Xperi, our CIO was the Chief Information Security Officer for a large technology company. Our CIO oversees our cybersecurity strategy and the development of our cybersecurity capabilities, encompassing risk management and mitigation, incident prevention, detection, and remediation. Our CIO and corporate information security organization collaborate with technical and business stakeholders across our businesses to analyze risks and devise detection, mitigation, and remediation strategies. Additionally, they engage outside legal counsel, experts, consultants, and other third parties to conduct regular audits, assist with forensic investigations, and address cybersecurity threats and incidents. When necessary, they seek input from external experts and consultants on security industry and threat trends.

Significant incidents are reviewed by a cross-functional working group to determine whether further escalation is appropriate. Any incident assessed as being or becoming potentially material is promptly escalated for further assessment and reported to designated members of senior management. Senior management is responsible for assessing the materiality of an incident, complying with any regulatory requirements, and communicating relevant information to the Audit Committee, as appropriate. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters.

Although the risks from cybersecurity threats have not materially affected our business strategy, results of operations, or financial condition to date, there can be no assurance that they will not be materially affected by such risks or a material incident in the future, or that we have not experienced an undetected cybersecurity incident. As discussed under "Risk Factors" in Part I, Item 1A of this Annual Report, cybersecurity threats pose multiple risks to the Company, including potentially to our results of operations and financial condition. See "*Risk Factors — If we or our third-party providers experience significant disruptions of our IT Systems or data security incidents, this could result in harm to our reputation, subject us to liability, cause us to modify our business practices, and otherwise materially adversely affect our business, results of operations, and financial conditions.*"

The Company's Board of Directors has oversight of our strategic and business risk management and has delegated cybersecurity risk management oversight to the Audit Committee of the Board. The Audit Committee oversees the guidelines and policies governing the process by which management assesses and manages our exposure to risk, including material risks from cybersecurity threats. The Audit Committee receives regular updates from management, including our CIO, regarding our cybersecurity risk management program, including cybersecurity risks, threats, incidents, and mitigation strategies.

Item 2. Properties

We lease our principal corporate headquarters in San Jose, California with approximately 127,000 square feet, where we house administrative, sales, marketing and research and development personnel. We also own a building in Calabasas, California with approximately 89,000 square feet, which houses administrative, sales, marketing and research and development personnel. We also lease facilities in other locations, including China, India, Ireland, Japan, the Republic of Korea, Mexico, Norway, Poland, Romania, Singapore, Sweden, Taiwan, the United Kingdom and the United States. We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space, to the extent needed, will be available in the future on commercially reasonable terms.

Item 3. Legal Proceedings

In the normal course of our business, we are involved in legal proceedings. In the past, we have litigated to enforce the terms of license agreements, determine infringement or validity of intellectual property rights, and defend ourselves or our customers against claims of infringement or breach of contract. We expect to continue to be involved in similar legal proceedings in the future. Although considerable uncertainty exists, our management does not anticipate that the ultimate disposition of these matters will have a material adverse effect on our results of operations, consolidated financial position or liquidity. However, the ultimate disposition, costs, or liabilities could be material to our results of operations in the period recognized.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been trading on the New York Stock Exchange ("NYSE") under the symbol "XPER" since October 3, 2022. Prior to that date, there was no established public market for our stock.

Holders

As of February 10, 2025, there were 44,388,930 outstanding shares of common stock held by 230 stockholders of record. In addition, a substantially greater number of stockholders may be "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividends

We have never declared or paid cash dividends on our common stock since the Separation. Any determination to pay dividends on our common stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, contractual obligations, general business conditions and other factors that our Board of Directors considers relevant.

Purchases of Equity Securities by Issuer and Affiliated Purchasers

Share repurchase activity during the three months ended December 31, 2024 was as follows (in thousands, except for per-share amounts):

	Total number of shares purchased	Average price paid per share (a)	Total number of shares purchased as part of our share repurchase program	Approximate dollar value of shares that may yet be purchased under our share repurchase program (b)
October 1 — October 31	—	$ —	—	$ 90,000
November 1 — November 30	416	$ 9.10	416	$ 86,212
December 1 — December 31	628	$ 9.87	628	$ 80,009
Total	1,044		1,044	

a) The average price paid per share includes broker commissions.

b) On April 29, 2024, we announced that our Board of Directors authorized a stock repurchase program providing for the repurchase of up to $100.0 million of the Company's common stock at management's discretion. The Program may be discontinued or amended at any time and has no specified expiration date. All repurchases in the three months ended December 31, 2024 were made under the Program. For additional information about the Program, see Item 7. "*Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.*"

Stock Performance Graph

The common stock of Xperi Inc. commenced trading on October 3, 2022 following the completion of the Separation. The following graph shows a comparison of total stockholder return for holders of our common stock, the Nasdaq Composite Index, the Russell 2000 Index and the S&P 500 for the period beginning October 3, 2022, the date of the Separation, through December 31, 2024.

The graph and table assume that $100 was invested on October 3, 2022 in each of our common stock, the Nasdaq Composite Index, the Russell 2000 Index and the S&P 500, and that all dividends were reinvested. This graphic comparison is presented pursuant to the rules of the SEC. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.

We believe the indexes included in the graph below provide similar market capitalizations or technology characteristics to us as we do not use a published industry or line-of-business index and do not believe we can reasonably identify a peer group.


Comparison of Cumulative Total Return
Assumes Initial Investment of $100
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
10/3/2022
12/30/2022
3/31/2023
6/30/2023
9/29/2023
12/29/2023
3/28/2024
6/28/2024
9/30/2024
12/31/2024
Xperi Inc.
NASDAQ Composite
Russell 2000 Index
S&P 500

	10/3/2022	12/30/2022	3/31/2023	6/30/2023	9/29/2023	12/29/2023	3/28/2024	6/28/2024	9/30/2024	12/31/2024
Xperi Inc.	$ 100.00	$ 57.52	$ 73.01	$ 87.84	$ 65.87	$ 73.61	$ 80.56	$ 54.84	$ 61.72	$ 68.60
Nasdaq Composite	$ 100.00	$ 96.77	$ 113.00	$ 127.48	$ 122.23	$ 138.80	$ 151.45	$ 163.96	$ 168.18	$ 178.55
Russell 2000 Index	$ 100.00	$ 103.07	$ 105.48	$ 110.53	$ 104.46	$ 118.62	$ 124.32	$ 119.83	$ 130.49	$ 130.50
S&P 500	$ 100.00	$ 104.38	$ 111.71	$ 120.99	$ 116.57	$ 129.67	$ 142.84	$ 148.45	$ 156.66	$ 159.90

This section is not “soliciting material,” is not deemed “filed” with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. (Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to promote understanding of the results of operations and financial condition and should be read in conjunction with our consolidated financial statements and notes thereto. This discussion may contain forward-looking statements that reflect the plans, estimates and beliefs of Xperi. The words "expects," "anticipates," "plans," "believes," "seeks," "estimates," "could," "would," "may," "will," "intends," "potentially," "projects," "targets," or other words of similar meaning and similar expressions, among others, generally identify "forward-looking statements," which speak only as of the date the statements were made. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors" and elsewhere in this report. We disclaim and do not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law.

This section of Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 1, 2024, which is available free of charge on the SEC's website at www.sec.gov and our Investor Relations website at investor.xperi.com.

Business Overview

We are a leading consumer and entertainment technology company. We believe we create extraordinary experiences at home and on the go for millions of consumers around the world, enabling our unique audiences to connect with content in a more intelligent, immersive, and personal way. Powering smart devices, connected cars, entertainment experiences and more, we bring together ecosystems designed to reach highly-engaged consumers, allowing us and our ecosystem partners to uncover significant new business opportunities, now and in the future. Our technologies are integrated into consumer devices and a variety of media platforms worldwide, driving increased value for our partners, customers, and consumers. We operate in one reportable business segment and group our revenue into four categories: Pay-TV, Consumer Electronics, Connected Car and Media Platform. Headquartered in Silicon Valley with operations around the world, we have approximately 1,680 employees and more than 35 years of operating experience.

Divestitures

In December 2023, we entered into a definitive agreement with Tobii AB ("Tobii"), an eye tracking and attention computing company, pursuant to which we agreed to sell our AutoSense in-cabin safety business and related imaging solutions (the "AutoSense Divestiture"). The AutoSense Divestiture was completed in January 2024 and has streamlined our business and further enhanced our focus on entertainment markets.

In August 2024, we entered into an Asset Purchase Agreement with Amazon.com Services LLC to sell substantially all of the assets and certain liabilities of Perceive Corporation (later known as Xperi Pylon Corporation and subsequently dissolved in December 2024), a subsidiary focused on edge inference hardware and software technologies, for a gross amount of $80.0 million in cash, including a holdback of $12.0 million to be held for 18 months after the closing of the transaction (the "Perceive Transaction") to secure our and Perceive Corporation's indemnification obligations. The Perceive Transaction was completed on October 2, 2024 and we are now fully focused on entertainment-based solutions to grow our independent media platform and licensing businesses.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenue:

	Year Ended December 31,	
	2024	**2023**
Revenue	100%	100%
Operating expenses:		
Cost of revenue, excluding depreciation and amortization of intangible assets	23	23
Research and development	39	43
Selling, general and administrative	44	45
Depreciation expense	3	3
Amortization expense	9	11
Goodwill impairment	—	—
Impairment of long-lived assets	—	—
Total operating expenses	118	125
Operating loss	(18)	(25)
Interest and other income, net	1	1
Interest expense - debt	(1)	(1)
Gain on divestitures	20	—
Income (loss) before taxes	2	(25)
Provision for income taxes	2	2
Net loss	—	(27)%

Comparison of Fiscal Years Ended December 31, 2024 and 2023

Revenue

We derive the majority of our revenue from licensing our technology and solutions to customers. For our revenue recognition policy including descriptions of revenue-generating activities, refer to Note 3—*Revenue* of the Notes to Consolidated Financial Statements.

The following table sets forth our revenue by year:

	Year Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
	(dollars in thousands)			
Revenue	$ 493,688	$ 521,334	$ (27,646)	(5)%

The $27.6 million or 5% decrease in revenue for the year ended December 31, 2024, compared to the prior year, was primarily attributable to a decline of $50.4 million in Consumer Electronics due to the AutoSense Divestiture, revenue related to minimum guarantee ("MG") contracts from prior year where revenue is taken at the time of contract execution, and market-based softness of certain end products. Additionally, we had a decrease of $8.6 million in Media Platform revenue driven principally by lower advertising revenue associated with third-party connected TV inventory as well as revenue related to MG contracts from prior year from our middleware solutions platform where revenue is taken at the time of contract execution. These decreases were partially offset by an increase of $16.3 million in Connected Car revenue as a result of higher revenue in Audio Solutions, HD Radio and AutoStage partially offset by the impact of the AutoSense Divestiture. Additionally, there was an increase of $15.0 million in Pay-TV revenue driven largely by higher MG revenue in core guide products and continued growth in IPTV Solutions revenue.

Operating Expenses

	Year Ended December 31,		$ Change	% Change
	2024	2023		
	(dollars in thousands)			
Cost of revenue, excluding depreciation and amortization of intangible assets	$ 113,756	$ 118,628	$ (4,872)	(4)%
Research and development	191,352	222,833	(31,481)	(14)%
Selling, general and administrative	218,106	233,403	(15,297)	(7)%
Depreciation expense	12,638	16,645	(4,007)	(24)%
Amortization expense	43,376	57,752	(14,376)	(25)%
Impairment of long-lived assets	1,535	1,710	(175)	(10)%
Total operating expenses	$ 580,763	$ 650,971	$ (70,208)	(11)%

Cost of Revenue, Excluding Depreciation and Amortization of Intangible Assets

Cost of revenue, excluding depreciation and amortization of intangible assets, consists primarily of employee-related costs, royalties paid to third parties, hardware product-related costs, content and data costs, hosting fees, maintenance costs and an allocation of facilities costs, as well as service center and other expenses related to providing our offerings, and non-recurring engineering ("NRE") services.

Cost of revenue, excluding depreciation and amortization of intangible assets, for the year ended December 31, 2024 was $113.8 million, as compared to $118.6 million for the year ended December 31, 2023, a decrease of $4.8 million, or 4%. This decrease was primarily attributable to lower costs incurred in connection with a decrease in advertising revenue.

Research and Development

Research, development and other related costs ("R&D expense") consist primarily of employee-related costs, stock-based compensation expense, engineering consulting expenses associated with new product and technology development, product commercialization, quality assurance and testing costs, as well as other costs related to patent applications and examinations, materials, supplies, and an allocation of facilities costs. Other than certain software development costs that are capitalized, all research and development costs are expensed as incurred.

R&D expense for the year ended December 31, 2024 was $191.4 million as compared to $222.8 million for the year ended December 31, 2023, a decrease of $31.4 million, or 14%. The decrease was primarily driven by lower research and development spend in the AutoSense in-cabin safety business and related imaging solutions following the AutoSense Divestiture, a reduction in expenses related to the Perceive business which was sold via the Perceive Transaction in the fourth quarter of 2024 and decreases in stock-based compensation and bonus expenses. These decreases were partially offset by certain one-time compensation and retention expenses associated with the Perceive Transaction and severance charges incurred in 2024.

Selling, General and Administrative

Selling expenses consist primarily of compensation and related costs (including stock-based compensation expense) for sales and marketing personnel engaged in sales and licensee support, marketing programs, public relations, promotional materials, travel, and trade shows. General and administrative expenses consist primarily of compensation and related costs (including stock-based compensation expense) for management, information technology, finance and legal personnel, legal fees and related expenses, facilities costs, and professional services. Our general and administrative expenses, other than facilities-related expenses and fringe benefits, are not allocated to other expense line items.

Selling, general and administrative expenses for the year ended December 31, 2024 were $218.1 million as compared to $233.4 million for the year ended December 31, 2023, a decrease of $15.3 million, or 7%. The decrease was primarily attributable to reduced employee headcount as well as decreases in stock-based compensation and bonus expenses, partially offset by an increase in certain one-time transaction costs primarily related to the AutoSense Divestiture and the Perceive Transaction in 2024.

Depreciation Expense

We recognized depreciation expense for certain equipment, capitalized internal-use software, leasehold improvements, and buildings and improvements. Depreciation expense was $12.6 million for the year ended December 31, 2024, as compared to $16.6 million for the year ended December 31, 2023, a decrease of $4.0 million, or 24%. The decrease was primarily due to certain fixed assets becoming fully depreciated over the past 12 months.

Amortization Expense

We recognized amortization expense for certain intangible assets we acquired in business combinations that are recognized separately from goodwill. Amortization expense for the year ended December 31, 2024 was $43.4 million, as compared to $57.8 million for the year ended December 31, 2023, a decrease of $14.4 million, or 25%. The decrease was primarily due to certain intangible assets becoming fully amortized over the past 12 months.

As a result of previous mergers and acquisitions, we anticipate that amortization expenses will continue to be a significant expense over the next several years. See Note 8—*Goodwill impairment and Intangible Assets, Net* of the Notes to Consolidated Financial Statements for additional detail.

Stock-based Compensation Expense

The following table sets forth our stock-based compensation ("SBC") expense for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,	
	2024	**2023**
Cost of revenue, excluding depreciation and amortization of intangible assets	$ 3,216	$ 3,466
Research and development	20,634	25,276
Selling, general and administrative	36,691	40,789
Total stock-based compensation expense	$ 60,541	$ 69,531

We recognized stock-based compensation expense from restricted stock units and purchases made under our employee stock purchase plan ("ESPP"). The decrease in SBC expense for the year ended December 31, 2024, when compared to the prior year, was primarily driven by lower expense for performance-based restricted stock units and reduced employee headcount in 2024.

Impairment of Long-Lived Assets

As a result of optimizing our global real estate footprint and subleasing certain building and offices following the Spin-Off (as defined in Note 1—*The Company and Description of Business*), we recorded non-cash impairment charges of $1.5 million and $1.7 million to reduce the carrying amount of certain operating lease right-of-use ("ROU") assets and property and equipment, including related leasehold improvements, during 2024 and 2023, respectively. We determined that we may not be able to fully recover the carrying amount of the leased building and offices due to how they were being used, a significant decrease in the expected market price of the ROU assets and expected delays in subleasing the space based on the condition of the commercial real estate leasing market.

Interest and Other Income, Net

	Year Ended December 31,		$ Change	% Change
	2024	**2023**		
	(dollars in thousands)			
Interest and other income, net	$ 829	$ 2,991	$ (2,162)	(72)%

Interest and other income, net, was lower in 2024 as compared to the prior year principally due to a one-time, non-cash loss of $4.8 million resulting from deconsolidation of the Perceive subsidiary in 2024, partially offset by an increase in accrued and accreted interest income of approximately $3.0 million on the Tobii Note and Deferred Consideration (as defined in Note 7—*Acquisitions And Divestitures*) from the AutoSense Divestiture.

Interest Expense—Debt

| | Year Ended December 31, | | | |
| | 2024 | 2023 | $ Change | % Change |
	(dollars in thousands)			
Interest expense - debt	$ (3,008)	$ (3,000)	$ (8)	0%

The interest expense on debt incurred in connection with the Vewd Acquisition (discussed below in Liquidity and Capital Resources) remained constant in 2024 when compared to 2023.

Gain on Divestiture

| | Year Ended December 31, | | | |
| | 2024 | 2023 | $ Change | % Change |
	(dollars in thousands)			
Gain on divestiture	$ 100,833	$ —	$ 100,833	NM

NM - not meaningful

As disclosed in Note 7—*Acquisitions and Divestitures,* we completed the AutoSense Divestiture on January 31, 2024 and streamlined our business, further enhancing our focus on entertainment markets. Upon the completion of the AutoSense Divestiture, we recognized a pre-tax gain of $22.9 million in 2024. On October 2, 2024, we closed the Perceive Transaction by selling substantially all the assets and certain liabilities of Perceive. As a result of completing the Perceive Transaction, we recorded a pre-tax gain of $77.9 million in 2024.

We did not recognize any gain on divestiture in the year ended December 31, 2023.

Provision for Income Taxes

| | Year Ended December 31, | | | |
| | 2024 | 2023 | $ Change | % Change |
	(dollars in thousands)			
Provision for income taxes	$ 12,448	$ 10,042	$ 2,406	24%

For the year ended December 31, 2024, we recorded an income tax expense of $12.4 million on a pretax income of $11.6 million, which resulted in an effective tax rate of 107.5%. The income tax expense of $12.4 million was primarily related to foreign withholding taxes of $10.9 million and U.S. federal income taxes of $3.7 million, partially offset by a tax benefit of $1.3 million from the release of valuation allowance of a foreign subsidiary.

For the year ended December 31, 2023, we recorded an income tax expense of $10.0 million on a pretax loss of $129.6 million, which resulted in an effective tax rate of (7.7)%. The income tax expense of $10.0 million was primarily related to foreign withholding taxes of $10.5 million, U.S. federal income taxes of $1.4 million, and foreign income tax expense of $8.3 million, partially offset by a tax benefit from an internal sale of intangible assets of $10.3 million.

At December 31, 2024, our 2020 through 2024 tax years are generally open to examination. In the United States, any net operating losses or credits that were generated in prior years but not yet fully utilized in a year that is closed under the statute of limitations may also be subject to examination.

The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such assessment, significant weight is given to evidence that can be objectively verified. After considering both positive and negative evidence to assess the recoverability of our net deferred tax assets, we determined that it was unlikely that we would realize a portion of our federal, certain state and certain foreign deferred tax assets. We intend to continue maintaining a valuation allowance on our federal deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain federal deferred tax assets and a decrease to income tax expense for the period the release is recorded. The exact timing and amount of the valuation allowance release depends on the level of profitability that we are able to achieve.

Liquidity and Capital Resources

The following table presents selected financial information related to our liquidity and significant sources and uses of cash and cash equivalents as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023:

	December 31,	
	2024	**2023**
	(dollars in thousands)	
Cash and cash equivalents	$ 130,564	$ 154,434 [1]
Current ratio [2]	1.6	1.9

(1) Included $12.3 million of cash and cash equivalents classified as held for sale at December 31, 2023.

(2) The current ratio is a liquidity ratio that measures our ability to pay short-term obligations or those due within one year. The ratio is calculated by dividing current assets by current liabilities.

	Year Ended December 31,	
	2024	**2023**
	(in thousands)	
Net cash (used in) provided by operating activities	$ (55,340)	$ 62
Net cash provided by (used in) investing activities	$ 50,820	$ (12,933)
Net cash (used in) provided by financing activities	$ (19,350)	$ 7,052

Our primary liquidity and capital resources are our cash and cash equivalents on hand. Cash and cash equivalents were $130.6 million at December 31, 2024, a decrease of $23.8 million from $154.4 million, including $12.3 million classified as held for sale in connection with the AutoSense Divestiture, as of December 31, 2023. This decrease resulted primarily from cash used in operations of $55.3 million, $20.0 million in repurchases of common stock, $7.2 million in payments of withholding taxes on net share settlement of equity awards and $16.8 million of capital expenditures, including capitalized internal-use software costs, partially offset by $67.8 million in net proceeds received from divestitures, and $7.9 million in proceeds from the issuance of common stock under the ESPP.

Our material cash requirements include the following contractual and other obligations.

Leases

We have lease arrangements for office and research facilities, data centers and office equipment. As of December 31, 2024, fixed lease payment obligations amounted to $38.5 million, with $16.9 million payable within 12 months. See Note 10—*Leases* of the Notes to Consolidated Financial Statements for additional information on lease obligations and maturities.

Short-Term Debt

As of December 31, 2024, we had outstanding short-term debt in an aggregate principal amount of $50.0 million, which is due on July 1, 2025. We may, at any time and on any one or more occasions, prepay all or any portion of the outstanding principal amount, plus accrued and unpaid interest, if any, without premium or penalty. On February 21, 2025, we voluntarily made a full principal payment of $50.0 million plus accrued interest by using a combination of cash on hand and a new long-term financing facility through the securitization of our accounts receivable as described below.

Purchase Obligations

Our purchase obligations primarily consist of noncancelable obligations related to advertising, engineering services and internet and telecommunications services. As of December 31, 2024, we had purchase obligations of $137.9 million, with $47.9 million payable within 12 months. These purchase obligations represent commitments under enforceable and legally binding agreements, and do not represent the entire anticipated purchases in the future. See Note 11—*Commitments and Contingencies* of the Notes to Consolidated Financial Statements for additional information on our purchase obligations.

Income Tax Payable

As of December 31, 2024, we had accrued $1.3 million of unrecognized tax benefits in long-term income taxes payable related to uncertain tax positions, which included $0.1 million of accrued interest and penalties. At this time, we are unable to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time.

Stock Repurchase Program

In April 2024, our Board of Directors (the "Board") authorized the repurchase of up to $100.0 million of our common stock (the "Program"). Under the Program, we may make repurchases, from time to time, through open market purchases, block trades, privately negotiated transactions, accelerated share repurchase transactions, or other means. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases under the Program. As of December 31, 2024, we have repurchased a total of approximately 2.2 million shares of common stock, since inception of the Program, at an average price of $9.23 per share for a total cost of $20.0 million. As of December 31, 2024, the total remaining amount available for repurchase was $80.0 million. We may continue to execute authorized repurchases from time to time under the Program. There is no guarantee that such repurchases under the Program will enhance the value of our common stock.

Cash Flows

Cash Flows from Operating Activities

Net cash used in operations was $55.3 million for the year ended December 31, 2024, primarily due to our net loss of $0.9 million being further adjusted by $71.8 million of changes in operating assets and liabilities driven principally by an increase of $46.3 million in unbilled contracts receivable, and $100.8 million of a non-cash gain recognized from the AutoSense Divestiture and the Perceive Transaction. These changes were partially offset by material non-cash items such as stock-based compensation expense of $60.5 million, amortization of intangible assets of $43.4 million, and depreciation expense of $12.6 million.

Net cash provided by operations was $0.1 million for the year ended December 31, 2023, primarily due to our net loss of $139.7 million and a decrease in deferred income taxes of $8.6 million, offset by non-cash items such as depreciation expense of $16.6 million, amortization of intangible assets of $57.8 million, stock-based compensation expense of $69.5 million, impairment of long-lived assets of $1.7 million, and $2.0 million of changes in operating assets and liabilities.

Cash Flows from Investing Activities

Net cash provided by investing activities was $50.8 million for the year ended December 31, 2024, primarily due to net proceeds from divestitures of $67.8 million, partially offset by capital expenditures of $16.8 million, including capitalized internal-use software.

Net cash used in investing activities was $12.9 million for the year ended December 31, 2023, which was primarily related to capital expenditures, including capitalized internal-use software.

Capital Expenditures

Our capital expenditures for property and equipment consist primarily of purchases of computer hardware and software, capitalized internal-use software, information systems, and production and test equipment. We expect capital expenditures in 2025 to be approximately $20.0 million. These expenditures are expected to be paid with existing cash and cash equivalents. There can be no assurance that current expectations will be realized, and plans are subject to change upon further review of our capital expenditure needs.

Cash Flows from Financing Activities

Net cash used in financing activities was $19.4 million for the year ended December 31, 2024, due to $20.0 million in repurchases of common stock under the Program and $7.2 million in payment of withholding taxes related to net share settlement of equity awards, partially offset by $7.9 million in proceeds from the issuance of common stock under the ESPP.

Net cash provided by financing activities was $7.1 million for the year ended December 31, 2023, primarily due to $11.9 million in proceeds from the issuance of common stock under the ESPP, offset by $4.9 million in payment of withholding taxes related to net share settlement of equity awards.

Short-Term Debt

In connection with the acquisition of Vewd Software Holdings Limited ("Vewd") on July 1, 2022, we issued a senior unsecured promissory note (the "Promissory Note") to the sellers of Vewd in the principal amount of $50.0 million, all of which was outstanding at December 31, 2024. Indebtedness outstanding under the Promissory Note bears an interest rate of 6.00% per annum, subject to potential adjustments as described in Note 9—*Debt* to the Consolidated Financial Statements included in this Form 10-K. The Promissory Note matures on July 1, 2025. We may, at any time and on any one or more occasions, prepay all or any portion of the outstanding principal amount, plus accrued and unpaid interest, if any, under the Promissory Note without premium or penalty. On February 21, 2025, we voluntarily made a full principal payment of $50.0 million plus accrued interest by using a combination of cash on hand and a new long-term financing facility through the securitization of our accounts receivable as described below.

On February 21, 2025, we and Xperi SPV LLC ("Xperi SPV"), a wholly-owned special purpose subsidiary, entered into a Receivables Financing Agreement (the "RFA") with PNC Bank, National Association ("PNC"), and PNC Capital Markets LLC, and a Sale and Contribution Agreement (the "SCA," and, together with the RFA, the "RF Agreements") among us, Xperi SPV and certain of our other wholly-owned subsidiaries to establish an accounts receivable securitization program (the "AR Facility"). Interest is payable on a monthly basis. The AR Facility is scheduled to terminate on February 21, 2028, unless terminated earlier pursuant to its terms. For a detailed description of the AR Facility, refer to Note 18— *Subsequent Event*.

Upon entering into the RF Agreements on February 21, 2025, we borrowed $40.0 million under the AR Facility. The RF Agreements contain various covenants that we believe are usual and customary. The interest payments on the AR Facility debt, exclusive of the debt issuance costs and related amortization, are expected to be approximately $2.5 million in 2025 and may vary with changes in interest rates.

Liquidity

We believe our current cash and cash equivalents will be sufficient to meet our needs for at least the next 12 months from the issuance date of the Consolidated Financial Statements included in this Form 10-K. As we assess growth strategies, we may need to supplement our cash and cash equivalents with outside sources. As part of our liquidity strategy, we will continue to monitor our earnings and cash flow as well as our ability to access the capital markets as needed.

Poor financial results, unanticipated expenses, unanticipated acquisitions of technologies or businesses or unanticipated strategic investments could give rise to additional financing requirements sooner than we expect. Equity or debt financing may not be available when needed or, if available, equity or debt financing may not be on terms satisfactory to us.

We may supplement our short-term liquidity needs with access to capital markets, if necessary, and strategic cost savings initiatives. Our access to capital markets may be constrained and our cost of borrowing may increase under certain business and market conditions, and our liquidity is subject to various risks including the risks identified in "Risk Factors" included in Part I, Item 1A of this Form 10-K.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements have been prepared in conformity with GAAP in the United States which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We evaluate our estimates based on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates relate to revenue recognition, the assessment of recoverability of intangible assets, business combinations, recognition and measurement of deferred income tax assets and liabilities, and the assessment of unrecognized tax benefits. Actual results could differ from those estimates, and material effects on our operating results and financial position may result.

We believe the following accounting estimates are most critical to understanding our consolidated financial statements. See Note 2—*Summary of Significant Accounting Policies* and Note 3—*Revenue* of the Notes to Consolidated Financial Statements for a full description of our accounting policies.

Revenue recognition

We derive the majority of our revenue from the licensing of our technologies to customers. Generally, revenue is recognized upon transfer of control of promised products, services, or licensing of our technologies to customers in an amount that reflects the consideration that we expect to receive in exchange for those products, services and licensing of the technologies. The primary judgments include estimating licensees' quarterly royalties prior to receiving the royalty reports, estimating variable consideration, identifying the performance obligations in the contract, determining stand-alone selling price and the transaction price, and allocating consideration in an arrangement with multiple performance obligations.

We generally recognize royalty revenue from per-unit or per-subscriber licenses based on units shipped or manufactured, or number of subscribers. Revenue is recognized in the period in which the customer's sales, production or usage are estimated to have occurred. This may result in an adjustment to revenue when actual sales, production or usage are subsequently reported by the customer, generally in the month or quarter following sales, production or usage. Estimating customers' quarterly royalties and license fees prior to receiving the customer reports requires us to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate quantities shipped or manufactured by customers or the number of subscribers, which could have a material impact on the amount of revenue we report on a quarterly basis.

Business combinations

The valuation of assets acquired and liabilities assumed in an acquisition under Accounting Standard Codification Topic 805, *Business Combinations* ("ASC 805") requires management to make significant estimates and assumptions. Critical estimates in determining the fair value of certain intangible assets include, but are not limited to: future expected cash flows from customer contracts, customer lists, and acquired developed technologies and patents; competitive trends and market comparables; brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in our product portfolio; and discount rates. For additional information, refer to Note 7—*Acquisitions and Divestitures* of the Notes to Consolidated Financial Statements.

Impairment of intangible assets

Identified finite-lived intangible assets consist of acquired patents, existing technology, customer relationships, trademarks and trade names, non-compete agreements resulting from acquisitions, and acquired patents under asset purchase agreements. Our identified intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 10 years. We make judgments about the recoverability of finite-lived intangible assets whenever facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, we would accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life.

For identified indefinite-lived intangible assets resulting from acquisitions, we evaluate their carrying value on an annual basis, and an impairment charge would be recognized to the extent that the carrying amount of such assets exceeds their estimated fair value.

Accounting for income taxes

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are used in the calculation of tax credits, tax benefits and deductions, and in the calculation of tax assets and liabilities. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not more-likely-than-not, we must increase our provision for income taxes by recording a valuation allowance against our deferred tax assets. Should there be a change in our ability to recover our deferred tax assets, our provision for income taxes would fluctuate in the period of the change.

We account for uncertain tax positions in accordance with authoritative guidance related to income taxes. The calculation of our unrecognized tax benefits involves dealing with uncertainties in the application of complex tax regulations. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. We record unrecognized tax benefits for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax liabilities are more-likely-than-not assuming the tax authorities have full knowledge of all relevant information. If we ultimately determine that the tax liabilities are unnecessary, we reverse the liabilities and recognize a tax benefit during the period in which it occurs. This may occur for a variety of reasons, such as the expiration of the statute of limitations on a particular tax return or the completion of an examination by the relevant tax authority. We record an additional charge in our provision for taxes in the period in which we determine that the recorded unrecognized tax benefits are less than the expected ultimate settlement.

Our policy is to classify accrued interest and penalties related to the accrued liability for unrecognized tax benefits in the provision for income taxes. For the years ended December 31, 2024 and 2023, we recognized interest and penalties related to unrecognized tax benefits of an immaterial amount and $0.3 million, respectively. See Note 14—*Income Taxes* of the Notes to Consolidated Financial Statements for additional detail.

Recent Accounting Pronouncements

See Note 2—*Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The primary objectives of our investment activities are to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash and cash equivalents with high quality financial institutions in the countries in which we do business. Our cash and cash equivalents and future investments are subject to risks including:

Bank Liquidity Risk

As of December 31, 2024, we had a total of $130.6 million of deposits in operating accounts that were held with both domestic and international financial institutions. These deposits could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors and they are not supported by the government of the jurisdiction where such cash is held. We have not incurred any losses and have had full access to our operating accounts to date. We believe any failures of domestic and international financial institutions could impact our ability to fund our operations in the short term.

Exchange Rate Risk

Our international business is subject to risks, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility when compared to the U.S. dollar. Accordingly, our future results could be materially impacted by changes in these or other factors.

Due to our operations outside the United States, we are subject to the risks of fluctuations in foreign currency exchange rates, particularly related to the Indian rupee, Polish zloty, Euro, and British pound. As a substantial majority of our non-U.S. revenue and expense transactions are denominated in U.S. dollars, fluctuations in foreign currency exchange rates could cause our products and services to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Some of our subsidiaries operate in their local currency, which mitigates a portion of the exposure related to fluctuations in foreign currency exchange rates.

We have established risk management strategies designed to reduce the impact of volatility of future cash flows caused by changes in the exchange rate for these currencies. These strategies reduce, but do not entirely eliminate, the impact of currency exchange rate movements. We do not use derivative financial instruments for speculative or trading purposes. In the fourth quarter of 2022, we began to hedge our exposure to certain foreign currencies with various financial institutions in an effort to minimize the impact of certain currency exchange rate fluctuations. If a financial counterparty to any of our hedging arrangements experiences financial difficulties or is otherwise unable to honor the terms of the foreign currency hedge, we may experience financial losses.

For derivative instruments that are designated and qualify as cash flow hedges under ASC 815, *Derivatives and Hedging*, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income or loss and reclassified into earnings in the same financial statement line as the item being hedged, and in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized each period in other income (expense), net. For derivative instruments that are not designated as hedging instruments, gains and losses are recognized each period in other income (expense), net.

As of December 31, 2024, we had outstanding foreign currency derivative contracts with a total notional amount of $62.4 million to buy and sell U.S. dollars in exchange for other currencies. Assuming a hypothetical 10% favorable or adverse movement in foreign currency exchange rates against the U.S. dollar, our outstanding foreign currency derivative contracts would experience a gain of approximately $5.5 million or a loss of approximately $4.5 million.

Item 8. Financial Statements and Supplementary Data

Our consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, equity, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2024 are set forth in this Annual Report at Item 15(a)(1).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The information required by this Item 9 was previously reported in our Current Report on Form 8-K that was filed with the SEC on April 8, 2024.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, including our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report (the evaluation date). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the evaluation date that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, using the criteria described in Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm due to an exemption established by the rules of the SEC for emerging growth companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, during the quarterly period ended December 31, 2024 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

(a)   Not applicable.

(b)   During the three months ended December 31, 2024, no director or "officer" (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except as noted below, the information required by this Item 10 is hereby incorporated by reference from the information under the captions "Executive Officers," "Election of Directors," "Insider Trading Policy" and "Delinquent Section 16(a) Reports" that will be contained in the Proxy Statement for our 2025 Annual Meeting of Stockholders (the "Proxy Statement").

Code of Business Conduct and Ethics

We have adopted a written Code of Business Conduct and Ethics Policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons serving similar functions. The Code of Business Conduct and Ethics is posted on our website at investor.xperi.com. If we make any substantive amendments to, or grant any waivers from, the Code of Business Conduct and Ethics Policy for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K within four business days of such amendment or waiver.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference from the information under the captions "Election of Directors," "Executive Officers" and "Executive Compensation and Related Information" that will be contained in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated by reference from the information under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" that will be contained in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions" and "Election of Directors" that will be contained in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference from the information under the caption "Ratification of Independent Registered Public Accounting Firm" that will be contained in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

	Page Number
(1) *Financial Statements*	
Report of Independent Registered Public Accounting Firm (PCAOB ID: 34)	F-1
Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive loss	F-4
Consolidated Balance Sheets	F-5
Consolidated Statements of Cash Flows	F-6
Consolidated Statements of Equity	F-8
Notes to Consolidated Financial Statements	F-9

(2) *Exhibits*

The exhibits listed on the Exhibit Index preceding the signature page to this Annual Report are filed as part of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Xperi Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Xperi Inc. and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California
February 27, 2025

We have served as the Company's auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Xperi Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Xperi Inc. and its subsidiaries (the "Company") as of December 31, 2023, and the related consolidated statements of operations, of comprehensive loss, of equity and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 1, 2024, except for the change in the manner in which the Company accounts for segments discussed in Note 2 to the consolidated financial statements, as to which the date is February 27, 2025.

We served as the Company's auditor from 2020 to 2024.

XPERI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

| | Year Ended December 31, | | |
	2024	2023	2022
Revenue	$ 493,688	$ 521,334	$ 502,260
Operating expenses:			
Cost of revenue, excluding depreciation and amortization of intangible assets	113,756	118,628	122,946
Research and development	191,352	222,833	216,355
Selling, general and administrative	218,106	233,403	217,402
Depreciation expense	12,638	16,645	20,501
Amortization expense	43,376	57,752	62,209
Goodwill impairment	—	—	604,555
Impairment of long-lived assets	1,535	1,710	7,724
Total operating expenses	580,763	650,971	1,251,692
Operating loss	(87,075)	(129,637)	(749,432)
Interest and other income, net	829	2,991	3,327
Interest expense - debt	(3,008)	(3,000)	(1,512)
Gain on divestitures	100,833	—	—
Income (loss) before taxes	11,579	(129,646)	(747,617)
Provision for income taxes	12,448	10,042	13,589
Net loss	(869)	(139,688)	(761,206)
Less: net income (loss) attributable to noncontrolling interest	13,139	(3,075)	(3,722)
Net loss attributable to the Company	$ (14,008)	$ (136,613)	$ (757,484)
Net loss per share attributable to the Company - basic and diluted	$ (0.31)	$ (3.18)	$ (18.02)
Weighted-average number of shares used in computing net loss per share attributable to the Company - basic and diluted	45,057	43,012	42,029

The accompanying notes are an integral part of these consolidated financial statements.

XPERI INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

| | Year Ended December 31, | | |
	2024	2023	2022
Net loss	$ (869)	$ (139,688)	$ (761,206)
Other comprehensive loss:			
Change in foreign currency translation adjustment	(327)	126	(3,349)
Unrealized (loss) gain on cash flow hedges	(2,892)	1,128	(94)
Comprehensive loss	(4,088)	(138,434)	(764,649)
Less: comprehensive income (loss) attributable to noncontrolling interest	13,139	(3,075)	(3,722)
Comprehensive loss attributable to the Company	$ (17,227)	$ (135,359)	$ (760,927)

The accompanying notes are an integral part of these consolidated financial statements.

XPERI INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value)

	December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 130,564	$ 142,085
Accounts receivable, net	58,745	55,984
Unbilled contracts receivable, net	83,075	64,114
Prepaid expenses and other current assets	32,488	38,874
Assets held for sale	—	15,860
Total current assets	304,872	316,917
Note receivable, noncurrent	29,702	—
Deferred consideration from divestiture	18,217	—
Unbilled contracts receivable, noncurrent	45,396	18,231
Property and equipment, net	44,473	41,569
Operating lease right-of-use assets	30,082	39,900
Intangible assets, net	163,714	206,895
Deferred tax assets	7,228	5,093
Other noncurrent assets	24,076	32,781
Assets held for sale, noncurrent	—	12,249
Total assets	$ 667,760	$ 673,635
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 16,979	$ 20,849
Accrued liabilities	94,420	109,961
Deferred revenue	23,950	28,111
Short-term debt	50,000	—
Liabilities held for sale	—	6,191
Total current liabilities	185,349	165,112
Long-term debt	—	50,000
Deferred revenue, noncurrent	20,932	19,425
Operating lease liabilities, noncurrent	19,932	30,598
Deferred tax liabilities	1,491	6,983
Other noncurrent liabilities	10,979	4,577
Liabilities held for sale, noncurrent	—	9,805
Total liabilities	238,683	286,500
Commitments and contingencies (Note 11)		
Equity:		
Preferred stock: $0.001 par value; 6,000 shares authorized as of December 31, 2024 and 2023; no shares issued and outstanding as of December 31, 2024 and 2023	—	—
Common stock: $0.001 par value; 140,000 shares authorized as of December 31, 2024 and 2023; 44,328 and 44,211 shares issued and outstanding as of December 31, 2024 and 2023, respectively	44	44
Additional paid-in capital	1,274,561	1,212,501
Accumulated other comprehensive loss	(6,084)	(2,865)
Accumulated deficit	(839,444)	(805,448)
Total Company stockholders' equity	429,077	404,232
Noncontrolling interest	—	(17,097)
Total equity	429,077	387,135
Total liabilities and equity	$ 667,760	$ 673,635

The accompanying notes are an integral part of these consolidated financial statements.

XPERI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (869)	$ (139,688)	$ (761,206)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Gain from divestitures	(100,833)	—	—
Deferred income taxes	(2,933)	(8,596)	(9,261)
Accrued interest income from note receivable	(2,026)	—	—
Accretion of discount from deferred consideration from divestitures	(1,061)	—	—
Stock-based compensation	60,541	69,531	45,303
Amortization of intangible assets	43,376	57,752	62,209
Depreciation of property and equipment	12,638	16,645	20,501
Loss from deconsolidation of Perceive subsidiary	4,839	—	—
Impairment of long-lived assets	1,535	1,710	7,724
Goodwill impairment	—	—	604,555
Other	1,225	748	24
Changes in operating assets and liabilities:			
Accounts receivable	(5,496)	5,721	17,505
Unbilled contracts receivable	(46,315)	(19,386)	(12,473)
Prepaid expenses and other assets	11,071	2,696	(20,439)
Accounts payable	(3,041)	5,071	6,633
Accrued and other liabilities	(25,325)	3,688	18,782
Deferred revenue	(2,666)	4,170	(8,302)
Net cash (used in) provided by operating activities	(55,340)	62	(28,445)
Cash flows from investing activities:			
Net proceeds from divestitures	67,773	—	—
Capitalized internal-use software	(11,715)	(5,933)	(1,104)
Purchases of property and equipment	(5,043)	(6,815)	(13,103)
Purchases of intangible assets	(195)	(185)	(166)
Net cash paid for mergers and acquisitions	—	—	(50,473)
Net cash provided by (used in) investing activities	50,820	(12,933)	(64,846)
Cash flows from financing activities:			
Repurchases of common stock	(19,990)	—	—
Withholding taxes related to net share settlement of equity awards	(7,215)	(4,875)	(286)
Proceeds from issuance of common stock under employee stock purchase plan	7,855	11,927	—
Net proceeds from capital contributions by Former Parent	—	—	83,235
Net transfers from Former Parent	—	—	52,802
Net cash (used in) provided by financing activities	(19,350)	7,052	135,751
Effect of exchange rate changes on cash and cash equivalents	—	126	(3,028)
Net (decrease) increase in cash and cash equivalents	(23,870)	(5,693)	39,432
Cash and cash equivalents at beginning of period	154,434	160,127	120,695
Cash and cash equivalents at end of period [(1)]	$ 130,564	$ 154,434	$ 160,127

(1) Included $12.3 million of cash and cash equivalents classified as held for sale at December 31, 2023.

		Year Ended December 31,				
		2024		**2023**		**2022**
Reconciliation of cash, cash equivalents and cash classified as held-for-sale to consolidated balance sheets:						
Cash and cash equivalents	$	130,564	$	142,085	$	160,127
Cash and cash equivalents classified as held-for-sale, current (Note 7)		—		12,349		—
Total cash, cash equivalents and cash classified as held-for-sale in consolidated balance sheets	$	130,564	$	154,434	$	160,127
Supplemental disclosure of cash flow information:						
Income taxes paid, net of refunds	$	19,122	$	21,333	$	13,416
Interest paid	$	3,008	$	3,000	$	756
Supplemental disclosure of noncash investing and financing activities:						
Note receivable in exchange for consideration from divestitures	$	27,676	$	—	$	—
Deferred consideration from divestiture	$	17,156	$	—	$	—
Property and equipment included in accounts payable	$	516	$	1,343	$	184
Costs capitalized for internal-use software included in accrued liabilities	$	414	$	—	$	—
Debt issued in connection with acquisition	$	—	$	—	$	50,000

The accompanying notes are an integral part of these consolidated financial statements.

XPERI INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Net Investment by Former Parent	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interest	Total Equity
	Shares	Amount						
Balance at December 31, 2021	—	—	—	1,025,838	(676)	—	(9,205)	1,015,957
Issuance of common stock and reclassification of net transfers from Former Parent	42,024	42	1,038,062	(1,038,104)	—	—	—	—
Net transfers from Former Parent	—	—	—	100,915	—	—	—	100,915
Net capital contribution from and tax settlement with Former Parent	—	—	82,931	—	—	—	—	82,931
Change in ownership interest of the Company	—	—	82	—	—	—	(1,505)	(1,423)
Vesting of restricted stock units, net of tax withholding	42	—	(286)	—	—	—	—	(286)
Stock-based compensation	—	—	15,541	—	—	—	—	15,541
Foreign currency translation adjustment	—	—	—	—	(3,349)	—	—	(3,349)
Unrealized loss on cash flow hedges	—	—	—	—	(94)	—	—	(94)
Net loss	—	—	—	(88,649)	—	(668,835)	(3,722)	(761,206)
Balance at December 31, 2022	42,066	42	1,136,330	—	(4,119)	(668,835)	(14,432)	448,986
Change in ownership interest of the Company	—	—	(410)	—	—	—	410	—
Vesting of restricted stock units, net of tax withholding	808	—	(4,875)	—	—	—	—	(4,875)
Issuance of common stock under employee stock purchase plan	1,337	2	11,925	—	—	—	—	11,927
Stock-based compensation	—	—	69,531	—	—	—	—	69,531
Foreign currency translation adjustment	—	—	—	—	126	—	—	126
Unrealized gain on cash flow hedges	—	—	—	—	1,128	—	—	1,128
Net loss	—	—	—	—	—	(136,613)	(3,075)	(139,688)
Balance at December 31, 2023	44,211	44	1,212,501	—	(2,865)	(805,448)	(17,097)	387,135
Change in ownership interest of the Company	—	—	881	—	—	—	(881)	—
Loss from deconsolidation of Perceive subsidiary	—	—	—	—	—	—	4,839	4,839
Vesting of restricted stock units, net of tax withholding	1,206	1	(7,216)	—	—	—	—	(7,215)
Issuance of common stock under employee stock purchase plan	1,076	1	7,854	—	—	—	—	7,855
Repurchases and retirement of common stock	(2,165)	(2)	—	—	—	(19,988)	—	(19,990)
Stock-based compensation	—	—	60,541	—	—	—	—	60,541
Foreign currency translation adjustment	—	—	—	—	(327)	—	—	(327)
Unrealized loss on cash flow hedges	—	—	—	—	(2,892)	—	—	(2,892)
Net (loss) income	—	—	—	—	—	(14,008)	13,139	(869)
Balance at December 31, 2024	44,328	$ 44	$1,274,561	$ —	$ (6,084)	$ (839,444)	$ —	$ 429,077

The accompanying notes are an integral part of these consolidated financial statements.

XPERI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY AND DESCRIPTION OF BUSINESS

Xperi is a leading consumer and entertainment technology company. The Company creates extraordinary experiences at home and on the go for millions of consumers around the world, enabling audiences to connect with content in a way that is more intelligent, immersive, and personal. Powering smart devices, connected cars, entertainment experiences and more, the Company brings together ecosystems designed to reach highly engaged consumers, allowing it and its ecosystem partners to uncover significant new business opportunities, now and in the future. The Company's technologies are integrated into consumer devices and a variety of media platforms worldwide, driving increased value for its partners, customers, and consumers. The Company operates in one operating and reportable business segment and groups its revenue into four categories: Pay-TV, Consumer Electronics, Connected Car and Media Platform.

Xperi Spin-Off

In June 2020, Xperi Holding Corporation ("Xperi Holding," "Adeia," or the "Former Parent") announced plans to separate into two independent publicly traded companies (the "Separation"), one comprising its intellectual property ("IP") licensing business and one comprising its product business ("Xperi Product"). On October 1, 2022 (the "Separation Date"), the Former Parent completed the Separation (the "Spin-Off") through a pro-rata distribution (the "Distribution") of all the outstanding common stock of its product-related business (formerly known as Xperi Product, and hereinafter "Xperi Inc.", "Xperi" or the "Company") to the stockholders of record of the Former Parent as of the close of business on September 21, 2022, the record date (the "Record Date") for the Distribution. Each Xperi Holding stockholder of record received four shares of Xperi common stock, $0.001 par value, for every ten shares of Xperi Holding common stock, $0.001 par value, held by such stockholder as of the close of business on the Record Date. As a result of the Distribution, Xperi became an independent, publicly traded company and its common stock is listed under the symbol "XPER" on the New York Stock Exchange. In connection with the Separation and the Distribution, Xperi Holding was renamed and continues as Adeia Inc. and also changed its stock symbol to "ADEA" on the Nasdaq Global Select Market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States ("U.S.") and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC").

The Company's fiscal year ends on December 31. The Company employs a calendar month-end reporting period for its quarterly reporting.

During the three months ended September 30, 2022, all of the assets and liabilities of the Xperi Product business had been transferred to a legal entity (the "Transfer") under the common control of Xperi. Subsequent to this transfer and through December 31, 2024, the Company's financial statements and accompanying notes are prepared on a consolidated basis and include Xperi and its subsidiaries in which Xperi has a controlling financial interest. All intercompany balances and transactions are eliminated in consolidation. Prior to the Transfer, the financial statements and accompanying notes of the Xperi Product business were prepared on a combined basis and were derived from the consolidated financial statements and accounting records of the Former Parent as the Company was not historically held by a single legal entity. Net investment by Former Parent, which represents the Former Parent's total net interest in the recorded net assets of the Company prior to the transfer, is presented within equity on a combined basis in lieu of share capital. All intercompany balances and transactions within the combined businesses of the Company have been eliminated.

Prior to the Separation, the Company was dependent on the Former Parent for all of its working capital and financing requirements as the Former Parent used a centralized approach to cash management and financing its operations. Financial transactions relating to the Company were accounted for as equity contributions from the Former Parent on the consolidated balance sheets. Accordingly, none of the Former Parent's cash and cash equivalents were allocated to the Company for any of the periods presented, unless those balances were directly attributable to the Company. The Company reflects transfers of cash to and from the Former Parent's cash management system within equity as a component of Net investment by Former Parent on a combined basis and as a component of net capital contribution from Former Parent on a consolidated basis. Other than the debt incurred in connection with the acquisition of Vewd Software Holdings Limited ("Vewd") discussed in Note 7, the Former

Parent's long-term debt has not been attributed to the Company for any of the periods presented because the Former Parent's borrowings are not the legal obligation of the Company.

Prior to the Separation, the consolidated statements of operations and comprehensive loss of the Company reflect allocations of general corporate expenses from the Former Parent, including, but not limited to, executive management, sales and marketing, finance, legal, information technology, employee benefits administration, stock-based compensation, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on a pro rata basis of billing, revenue, headcount, or other measures as deemed appropriate. Management of the Company and Former Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expenses the Company would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, such as the chosen organizational structure, whether functions were outsourced or performed by employees and decisions with respect to areas such as facilities, information technology and operating infrastructure.

During the periods prior to the Separation that are presented in the accompanying consolidated financial statements, the Company's income tax expense (benefit) and deferred tax balances were included in the Former Parent's income tax returns. Income tax expense (benefit) and deferred tax balances contained in these consolidated financial statements for periods prior to the Separation are presented on a separate return basis, as if the Company had filed its own income tax returns. As a result, actual tax transactions included in the consolidated financial statements of the Former Parent may or may not be included in the consolidated financial statements of the Company. Similarly, the tax treatment of certain items reflected in the consolidated financial statements of the Company may or may not be reflected in the consolidated financial statements and income tax returns of the Former Parent. The taxes recorded in the consolidated statements of operations for periods prior to the Separation Date are not necessarily representative of the taxes that arose when the Company filed its income tax returns independent from the Former Parent's returns for the tax year ended December 31, 2022. The income tax expense (benefit) recorded for the three months ended December 31, 2022 is presented as if activity from this period would have been included in the same separate return as the nine months of activity through the Separation Date.

In the fourth quarter of 2018, the Company funded a new subsidiary, Perceive Corporation ("Perceive", later known as Xperi Pylon Corporation), a subsidiary focused on edge inference hardware and software technologies. In October 2024, Perceive sold substantially all of its assets and certain liabilities to Amazon.com Services LLC. Refer to Note 7—*Acquisitions and Divestitures* for details concerning an asset sale transaction related to Perceive.

As of December 31, 2024, Perceive was completely dissolved after all of its remaining assets and liabilities were transferred to the Company. At the time of its dissolution, the Company recognized a loss of $4.8 million within interest and other income, net, on its consolidated statements of operations upon the derecognition of the remaining balance of the noncontrolling interests in Perceive.

Principles of Consolidation

Subsequent to the Transfer during the third quarter of 2022 and through December 31, 2024, the Company's financial statements were prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, as well as an entity in which the Company has a controlling financial interest. All intercompany accounts and transactions have been eliminated in consolidation.

Prior to the Transfer and through the date in the third quarter of 2022 when all subsidiaries of Xperi Product were owned by the parent company of Xperi Product, the accompanying financial statements of Xperi Product business were prepared on a combined basis and were derived from the consolidated financial statements and accounting records of the Former Parent as the Company was not historically held by a single legal entity. Net investment by Former Parent, which represents the Former Parent's total net interest in the recorded net assets of the Company prior to the Transfer and through the date when all subsidiaries of Xperi Product were owned by the parent company of Xperi Product, is presented within equity on a combined basis in lieu of share capital. All intercompany balances and transactions within the combined business of the Company have been eliminated.

Foreign Currency Remeasurement and Transactions

The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical exchange rates. Revenue and expenses are remeasured at the exchange rates in effect on the day the transaction occurs, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. Remeasurement adjustments are recognized in interest and other income, net in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting estimates and assumptions that require management's most significant, challenging, and subjective judgment include the estimation of licensees' quarterly royalties prior to receiving the royalty reports, the determination of stand-alone selling price and the transaction price in an arrangement with multiple performance obligations, the assessment of the recoverability of goodwill, the fair value of note receivable and deferred consideration in connection with the AutoSense Divestiture (as described in Note 7—*Acquisitions and Divestitures*), the assessment of useful lives and recoverability of other intangible assets and long-lived assets, purchase accounting resulting from business combinations, recognition and measurement of current and deferred income tax assets and liabilities, the assessment of unrecognized tax benefits, and valuation of performance-based awards with a market condition. Actual results experienced by the Company may differ from management's estimates.

Net Investment by Former Parent

Net investment by Former Parent on the consolidated balance sheets and consolidated statements of equity represents the Former Parent's historical investment in the Company, the net effect of transactions with and allocations from the Former Parent, and the Company's accumulated deficit.

Net Loss Per Share Attributable to the Company

Net loss per share attributable to the Company is computed by dividing net loss attributable to the Company for the period by the weighted-average number of common shares outstanding during the period. For periods prior to the Separation, the calculations of basic and diluted loss per share were based on the number of shares outstanding on October 1, 2022, the Separation Date. In addition, it is assumed that there were no dilutive equity instruments as there were no Xperi stock-based awards outstanding prior to the Separation. Dilutive weighted-average common shares outstanding do not include unvested restricted stock units and stock options for the periods presented because the effect of their inclusion would have been anti-dilutive.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. See Note 3—*Revenue* for detailed discussion on revenue recognition and disaggregation of revenue.

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and that is evaluated on a regular basis by the chief operating decision-maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information and manages the business on a consolidated basis for the purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it has one operating segment, which is also its reportable segment. For additional information, see Note 15—*Geographic and Segment Related Information.*

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of deposits maintained in domestic and foreign financial institutions.

Non-Marketable Equity Investments

Investments in entities over which the Company has the ability to exercise significant influence, but does not hold a controlling interest, are accounted for using the equity method. Under the equity method, the Company records its proportionate share of income or loss in interest and other income, net, in the consolidated statements of operations. Investments in entities over which the Company does not have the ability to exercise significant influence and which do not have readily determinable fair values, are initially recognized at cost and remeasured through earnings when there is an observable transaction involving the same or similar investment of the same issuer, or due to an impairment (referred to as the "measurement alternative"). The fair value of non-marketable equity investments is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. The Company monitors its non-marketable securities portfolio for potential impairment.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount of cash equivalents, accounts receivable, accounts payable, accrued liabilities, and short-term debt approximates fair value due to the short-term nature of these instruments. Note receivable, deferred consideration from divestitures, and long-term debt are carried at amortized cost and measured at fair value on a quarterly basis for disclosure purposes.

Derivative Instruments

The Company uses derivative financial instruments to manage foreign currency exchange rate risk. The Company does not enter into derivative transactions for trading purposes. The Company's derivative financial instruments are recorded on the consolidated balance sheets as assets or liabilities measured at fair value. For derivatives designated as a hedge, and effective as part of a hedge transaction, the effective portion of the gain or loss on the hedging derivative instrument is reported as a component of other comprehensive income (loss) and as a basis adjustment to the underlying hedged item and reclassified to earnings in the period in which the hedged item affects earnings. To the extent derivatives do not qualify or are not designated as hedges, or are ineffective, their changes in fair value are recorded in interest and other income, net immediately.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, unbilled contracts receivable, a note receivable and deferred consideration from divestiture. The Company maintains cash and cash equivalents with large financial institutions, and at times, the deposits may exceed the federally insured limits. As part of its risk management processes, the Company performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not sustained material credit losses from instruments held at these financial institutions. In addition, the Company has cash and cash equivalents held in international bank accounts that are denominated in various foreign currencies and has established risk management strategies designed to minimize the impact of certain currency exchange rate fluctuations.

The Company believes that any concentration of credit risk in its accounts receivable and unbilled contracts receivable are substantially mitigated by its evaluation process and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral.

For the years ended December 31, 2024, 2023, and 2022, no customer accounted for 10% or more of total revenue. As of December 31, 2024 and 2023, no customer represented 10% or more of the Company's net balance of accounts receivable.

As described in Note 7—*Acquisitions and Divestitures*, in the first quarter of 2024, the Company received a note receivable and deferred consideration from Tobii AB ("Tobii") as part of the consideration for divesting its AutoSense in-cabin safety business and related imaging solutions (the "AutoSense Divestiture"). Both of these instruments are exposed to credit risk arising from default on repayment from Tobii. The credit risk associated with the note receivable is mitigated by establishing a floating lien and security interest in certain of Tobii's assets, rights, and properties, whereas the deferred consideration is not secured by any collateral. The Company utilizes valuation methodologies such as internally generated cash flow projections on the principal and interest of each instrument, along with the review of certain other data points, to determine the likelihood that the note receivable or deferred consideration will be repaid. Further, the Company assesses each instrument for credit losses and provides a reserve when full payment on the instruments may not occur as expected, in which case the reserve reflects the excess of the amortized cost basis over the results of the cash flow projections. Based on the results of the internally generated cash flow projections, the Company expects Tobii to make full payment on both instruments in accordance with the underlying agreement. Accordingly, no allowance for credit losses was recorded as of December 31, 2024.

Accounts Receivable and Allowance for Credit Losses

The timing of revenue recognition may differ from the timing of invoicing to customers. The Company records a receivable when revenue is recognized prior to cash collection.

Payment terms and conditions vary by contract type, location of customer and the products or services offered, although terms generally require payment from a customer within 30 to 60 days. When the timing of revenue recognition differs from the timing of cash collection, an evaluation is performed to determine whether the contract includes a significant financing component.

The allowance for credit losses, which includes the allowance for accounts receivable and unbilled contracts receivable, represents the Company's best estimate of lifetime expected credit losses inherent in those financial assets. The Company's lifetime expected credit losses are determined using relevant information about past events (including historical experience), current conditions, and reasonable and supportable forecasts that affect collectability. The Company monitors its credit exposure through ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary. In addition, the Company performs routine credit management activities such as timely account reconciliations, dispute resolution, and payment confirmations. The Company may employ collection agencies and legal counsel to pursue recovery of defaulted receivables.

Inventory

Inventories consist primarily of finished DVRs, TiVo Stream 4K, non-DVRs and accessories and are stated at the lower of cost or net realizable value on an aggregate basis. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Adjustments to reduce the carrying amount of inventory to the lower of cost or net realizable value are made, if required, for excess or obsolete goods, which includes a review of, among other factors, demand requirements and market conditions.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the related assets' estimated useful lives:

Computer equipment and software	1 to 5 years
Capitalized internal-use software	3 years
Office equipment and furniture	1 to 5 years
Leasehold improvements	Lesser of related lease term or 5 years
Building and improvements	Up to 30 years

Expenditures that materially increase asset life are capitalized, while ordinary maintenance and repairs are expensed as incurred.

Capitalization of Cloud Computing Costs

The Company capitalizes certain costs related to its enterprise cloud computing arrangements during the application development stage. During the post-implementation stage, these costs are amortized as hosting fees on a straight-line basis over the term of the hosting arrangements.

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting in accordance with Accounting Standard Codification Topic ASC 805, *Business Combinations* ("ASC 805"). Identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition related costs are expensed as incurred. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. The Company utilizes commonly accepted valuation techniques, such as the income approach and the cost approach, as appropriate, in establishing the fair value of intangible assets. Typically, key assumptions include projections of cash flows that arise from identifiable intangible assets of acquired businesses as well as discount rates based on an analysis of the weighted average cost of capital, adjusted for specific risks associated with the assets.

Identified Intangible Assets and Goodwill Impairment

Identified finite-lived intangible assets consist of acquired patents, existing technology, customer relationships, trademarks and trade names, and non-compete agreements resulting from acquisitions, and acquired patents under asset purchase agreements. The Company's identified intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 10 years. Identified indefinite-lived intangible assets include legacy TiVo tradenames and trademarks resulting from acquisitions.

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired. Goodwill was not amortized, but rather evaluated for potential impairment annually. As part of its annual goodwill impairment test using the quantitative approach, the Company recognized a goodwill impairment charge of $604.6 million for the year ended December 31, 2022. See Note 8—*Goodwill Impairment and Intangible Assets, Net* for more detail regarding the goodwill impairment.

Impairment of Long-Lived Assets

Long-lived assets include property and equipment, operating lease right-of-use ("ROU") assets, and intangible assets. The Company reviews its long-lived assets for possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Such events and changes may include: a significant decrease in market value, changes in asset use, negative industry or economic trends, and changes in the Company's business strategy. The Company measures recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows that the assets or the asset group are expected to generate. If the carrying value of the assets is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets.

For identified indefinite-lived intangible assets resulting from acquisitions, the Company evaluates their carrying value on an annual basis, and an impairment charge would be recognized to the extent that the carrying amount of such assets exceeds their estimated fair value.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, accrued liabilities, and noncurrent operating lease liabilities in the Company's consolidated balance sheets. The ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease, and these terms are factored into the valuation of ROU assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheets; expense for these leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included within the lease liability and ROU assets calculation.

As a practical expedient, the Company elected to account for lease components and non-lease components such as common area maintenance costs for all data center, office, and facility leases separately.

Research and Development

Research and development costs are comprised primarily of employee-related costs, stock-based compensation expense, engineering consulting expenses associated with new product and technology development, product commercialization, quality assurance and testing costs, as well as costs related to information technology, patent applications and examinations, materials, supplies, and an allocation of facilities costs. All research and development costs are expensed as incurred.

Stock-based Compensation

Prior to the Separation, certain Company employees participated in the Former Parent's equity programs. Stock-based compensation expense has been attributed to the Company based on the awards and terms previously granted to the Company's direct employees, as well as an allocation of the Former Parent's corporate and shared functional employee expenses.

Stock-based compensation is measured at the grant date based on the estimated fair value of the award and is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service or performance period. Forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what was recorded in the current period.

The Company uses the closing trading price of its common stock on the date of grant as the fair value of awards of restricted stock units ("RSUs"), and performance-based restricted stock units ("PSUs") that are based on company-designated performance targets. For PSUs that are based on market conditions, or market-based PSUs, fair value is estimated by using a Monte Carlo simulation on the date of grant. The Company estimates the grant-date fair value of stock to be issued under the employee stock purchase plan ("ESPP") using the Black-Scholes pricing model.

Income Taxes

Prior to the Separation, the Company's operations were included in the tax returns filed by the respective Former Parent entities of which the Company's businesses were a part. Income tax expense and other income tax-related information contained in these consolidated financial statements are presented on a separate return basis as if the Company had filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the Company's standalone financial statements as if it were a separate taxpayer and a standalone enterprise for the periods presented. The income tax expense (benefit) recorded for the three month period ended December 31, 2022 is presented as if activity from this period would have been included in the same separate return as the nine months of activity through the date of Separation.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to the years in which those temporary differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. Accruals for unrecognized tax benefit liabilities, which represent the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized for financial reporting purposes, are recorded when the Company believes it is not more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Adjustments to unrecognized tax benefits are recognized when facts and circumstances change, such as the closing of a tax audit, notice of an assessment by a taxing authority or the refinement of an estimate. Income tax benefit includes the effects of adjustments to unrecognized tax benefits, as well as any related interest and penalties.

Advertising Costs

Advertising costs are expensed as incurred and are presented within selling, general and administrative expense in the consolidated statements of operations. Advertising expenses for the years ended December 31, 2024, 2023 and 2022, were $9.9 million, $8.1 million, and $5.5 million, respectively.

Contingencies

From time to time, the Company may be involved in legal and administrative proceedings and claims of various types. The Company records a liability in its consolidated financial statements for these matters when a loss is known or considered probable and the amount can be reasonably estimated. Management reviews these estimates in each accounting period as additional information becomes known and adjusts the loss provision when appropriate. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. If a loss is probable but the amount of loss cannot be reasonably estimated, the Company discloses the loss contingency and an estimate of possible loss or range of loss (unless such an estimate cannot be made). The Company does not recognize gain contingencies until they are realized. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recent Accounting Pronouncements

Accounting Standards Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires the Company to disclose interim and annual disclosures on significant segment expenses and other segment related items and is applicable to companies with a single reportable segment. The Company adopted the annual disclosure requirements effective for the fiscal year ended December 31, 2024, on a retrospective basis, with the interim disclosure requirements becoming effective in the first quarter of 2025. The adoption did not have a material impact on the Company's consolidated financial statements. For further information, refer to Note 15—*Geographic and Segment Related Information.*

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disclosure of specific categories in the effective tax rate reconciliation and additional information for reconciling items that meet a quantitative threshold and further disaggregation of income taxes paid for individually significant jurisdictions. This guidance is effective on a prospective or retrospective basis for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on the disclosures within its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The standard requires that public business entities disclose additional information about specific expense categories in the notes to financial statements for interim and annual reporting periods. The standard will become effective for the Company's 2027 annual financial statements and interim financial statements thereafter and may be applied prospectively to periods after the adoption date or retrospectively for all prior periods presented in the financial statements, with early adoption permitted. The Company is currently evaluating the impact of this guidance on the disclosures within its consolidated financial statements.

NOTE 3 – REVENUE

Revenue Recognition

General

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales taxes collected from customers which are subsequently remitted to governmental authorities.

Some of the Company's contracts with customers contain multiple performance obligations. For these contracts, the individual performance obligations are separately accounted for if they are distinct. In an arrangement with multiple performance obligations, the transaction price is allocated among the separate performance obligations on a relative standalone selling price ("SSP") basis. The determination of SSP considers market conditions, the size and scope of the contract, customer and geographic information, and other factors. When observable prices are not available, SSP for separate performance obligations is generally based on the cost-plus-margin approach, considering overall pricing objectives.

When variable consideration is in the form of a sales-based or usage-based royalty in exchange for a license of technology or when a license of technology is the predominant item to which the variable consideration relates, revenue is recognized at the later of when the subsequent sale or usage occurs or the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied or partially satisfied.

Description of Revenue-Generating Activities

The Company derives the majority of its revenue from licensing its technologies and solutions to customers within the Pay-TV, Consumer Electronics, Connected Car and Media Platform product categories. Refer to Part I, Item 1 of this Form 10-K for detailed information regarding these product categories.

Pay-TV

Customers within the Pay-TV category are primarily multi-channel video service providers, consumer electronics ("CE") manufacturers, and end consumers. Revenue in this category is primarily derived from licensing the Company's Pay-TV solutions, including Electronic Program Guides, TiVo video-over-broadband ("IPTV") Solutions, Personalized Content Discovery and enriched Metadata.

For these solutions, the Company provides on-going media or data delivery, either via on-premise licensed software, hosting or access to its platform. The Company generally receives fees on a per-subscriber per-month basis or as a monthly fee, and revenue is recognized during the month in which the solutions are provided to the customer. For most of the on-premise licensed software arrangements, substantially all functionality is obtained through the Company's frequent updating of the technology, data and content. In these instances, the Company typically has a single performance obligation related to these ongoing activities in the underlying arrangement, and revenue is generally recognized over the period the solution is provided. There are certain fixed fee on-premise licensed software arrangements where revenue is recognized immediately upon the delivery of the licensed technology. Hosted solutions and access to our platform is considered a single performance obligation with revenue being recognized over the period the solution is provided.

Consumer Electronics

The Company licenses its audio technologies to CE manufacturers or their supply chain partners.

The Company generally recognizes royalty revenue from licenses based on units shipped or manufactured. Revenue is recognized in the period in which the customer's sales or production are estimated to have occurred. This may result in an adjustment to revenue when actual sales or production are subsequently reported by the customer, generally in the month or quarter following sales or production. Estimating customers' quarterly royalties prior to receiving the royalty reports requires the Company to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate quantities shipped or manufactured by customers, which could have a material impact on the amount of revenue it reports on a quarterly basis.

Certain customers enter into fixed fee or minimum guarantee agreements, whereby customers pay a fixed fee for the right to incorporate the Company's technology in the customer's products over the license term. In arrangements with a minimum guarantee, the fixed fee component corresponds to a minimum number of units or dollars that the customer must produce or pay, with additional per-unit fees for any units or dollars exceeding the minimum. The Company generally recognizes the full fixed fee as revenue at the beginning of the license term when the customer has the right to use the technology and begins to benefit from the license. If applicable, revenue is recognized net of the effect of any significant financing components calculated using customer-specific, risk-adjusted lending rates, with the related interest income being recognized over time on an effective rate basis. For minimum guarantee agreements where the customer exceeds the minimum, the Company recognizes revenue relating to any additional per-unit fees in the periods it estimates the customer will exceed the minimum and adjusts the revenue based on actual usage once that is reported by the customer.

Connected Car

The Company licenses its digital radio solutions, automotive infotainment and related offerings to automotive manufacturers or their supply chain partners.

The Company generally recognizes royalty revenue from these licenses based on units shipped or manufactured, similar to the revenue recognition described above in "Consumer Electronics". Certain customers may enter into fixed fee or minimum guarantee agreements, also similar to the revenue recognition described above in "Consumer Electronics". Automotive infotainment and related revenue is generally recognized over time as the customer obtains access to the solutions and underlying data.

Media Platform

The Company generates revenue from advertising, TV viewership data, and licensing of the core middleware solutions.

Advertising revenue is generally recognized when the related advertisement is provided. TV viewership data revenue is generally recognized over time as the customer obtains the underlying data. License revenue for the Vewd solutions is generally recognized either on a per-unit royalty or a minimum guarantee or fixed fee basis, similar to as described in the "Consumer Electronics" section above.

Hardware Products, Services and Settlements/Recoveries

The Company sells hardware products, primarily to end consumers, within the Pay-TV, Media Platform and Consumer Electronics product categories. Hardware product revenue is generally recognized when the promised product is delivered.

The Company also generates non-recurring engineering ("NRE") revenue within all of its product categories. The Company recognizes NRE revenue as progress is made toward completion, generally using an input method based on the ratio of costs incurred to date to total estimated costs of the project.

Revenue from each of advertising, NRE services, and hardware products was less than 10% of total revenue for all periods presented.

The Company actively monitors and enforces its technology licenses, including seeking appropriate compensation from customers that have under-reported royalties owed under a license agreement and from third parties that utilize the Company's technologies without a license. As a result of these activities, the Company may, from time to time, recognize revenue from periodic compliance audits of licensees for underreporting royalties incurred in prior periods, or from license disputes. These settlements and recoveries may cause revenue to be higher than expected during a particular reporting period and such settlements and recoveries may not occur in subsequent periods. The Company recognizes revenue from settlements and recoveries when a binding agreement has been executed or a revised royalty report has been received and the Company concludes collection is probable.

Disaggregation of Revenue

The Company's revenue that is recognized over time consists primarily of per unit royalties, per-subscriber per-month or monthly license fees, single performance obligations satisfied over time, and NRE services. Revenue that is recognized at a point in time consists primarily of fixed fee or minimum guarantee licensing contracts, hardware products, advertising and settlements/recoveries.

The following table summarizes revenue by timing of recognition (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Recognized over time	$ 362,713	$ 410,865	$ 401,668
Recognized at a point in time	130,975	110,469	100,592
Total revenue	$ 493,688	$ 521,334	$ 502,260

The following table summarizes revenue by product category (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Pay-TV	$ 259,712	$ 244,708	$ 249,457
Consumer Electronics	81,993	132,355	128,395
Connected Car	111,144	94,864	84,201
Media Platform	40,839	49,407	40,207
Total revenue	$ 493,688	$ 521,334	$ 502,260

The following table summarizes revenue by geographic location (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
U.S.	$ 237,829	48%	$ 267,998	51%	$ 278,920	56%
Japan	80,773	16	83,138	16	65,551	13
Europe and Middle East	46,442	9	41,113	8	42,846	9
Latin America	38,772	8	31,863	6	27,212	5
South Korea	36,926	8	27,099	5	27,870	5
China	24,824	5	35,809	7	30,932	6
Other	28,122	6	34,314	7	28,929	6
Total revenue	$ 493,688	100%	$ 521,334	100%	$ 502,260	100%

A significant portion of the Company's revenue is derived from licensees headquartered outside of the U.S., principally in Asia, Europe, the Middle East, and Latin America, and it is expected that this revenue will continue to account for a significant portion of total revenue in future periods.

Contract Balances

Contract Assets

A contract asset represents a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily consist of unbilled contracts receivable that are expected to be received from customers in future periods, where revenue is recognized upon the completion of performance obligations, but in advance of billings. The amount of unbilled contracts receivable may not exceed their net realizable value and is classified as noncurrent if the amounts are expected to be invoiced more than one year from the reporting date.

Contract Liabilities

Contract liabilities are mainly comprised of deferred revenue, which arises when cash payments are received in advance of performance obligations being satisfied. Deferred revenue generally consists of prepaid licenses or other fees for which the Company is paid in advance while the promised good or service is transferred to the customer at a future date or over time.

The following table presents additional revenue disclosures (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue recognized in the period from:			
Amounts included in deferred revenue at the beginning of the period	$ 25,202	$ 20,620	$ 24,307
Performance obligations satisfied in previous periods (true ups, recoveries, and settlements) [1][2]	$ 9,999	$ 11,863	$ 30,561

[1] True ups represent the differences between the Company's quarterly estimates of per-unit royalty revenue and actual production/sales-based royalties reported by licensees that are generally received in the following period, and may include other changes in estimates. Recoveries represent corrections or revisions to previously reported per-unit royalties by licensees, generally resulting from the Company's inquiries or compliance audits. Settlements represent resolutions of disputes or litigation during the period for past royalties owed.

[2] For the year ended December 31, 2022, the Company recorded revenue from both the settlement of a contract dispute with a large mobile imaging customer, and the execution of a long-term license agreement with the same large mobile imaging customer. The long-term license agreement was effective as of the expiration of the prior agreement, and the Company expected to record revenue from the license agreement in future periods.

Remaining Performance Obligations

Remaining performance obligations represent contracted revenue that has not yet been recognized. As of December 31, 2024, the Company's remaining performance obligations and the period over which they are expected to be recognized were as follows (in thousands):

Year Ending December 31:		Amounts
2025	$	57,544
2026		30,564
2027		16,308
2028		7,139
2029		2,077
Thereafter		144
Total	$	113,776

Allowance for Credit Losses

The following table presents the activity in the allowance for credit losses for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
	Accounts Receivable	Unbilled Contracts Receivable	Accounts Receivable	Unbilled Contracts Receivable	Accounts Receivable	Unbilled Contracts Receivable
Beginning balance	$ 1,906	$ 190	$ 1,950	$ 369	$ 2,255	$ 468
Provision for credit losses	(172)	308	497	52	799	(99)
Recoveries/charge-off	(788)	1	(541)	(231)	(1,104)	—
Balance at end of period	$ 946	$ 499	$ 1,906	$ 190	$ 1,950	$ 369

NOTE 4 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Other current assets consisted of the following (in thousands):

		December 31,		
		2024		2023
Prepaid expenses	$	21,027	$	19,913
Prepaid income taxes		8,295		4,813
Finished goods inventory		1,061		7,279
Other		2,105		6,869
Total	$	32,488	$	38,874

Property and equipment, net consisted of the following (in thousands):

		December 31,		
		2024		2023
Computer equipment and software	$	54,737	$	52,740
Capitalized internal-use software		23,384		11,224
Office equipment and furniture		10,773		11,074
Building		17,876		17,876
Land		5,300		5,300
Leasehold improvements		10,778		11,758
Construction in progress		1,979		3,319
Total property and equipment		124,827		113,291
Less: accumulated depreciation and amortization[1]		(80,354)		(71,722)
Property and equipment, net	$	44,473	$	41,569

(1) Includes $4.1 million and $1.6 million as of December 31, 2024 and 2023, respectively, of accumulated amortization associated with capitalized internal-use software.

Due to the global downsizing of its real estate footprint, the Company vacated a number of its leased office facilities, resulting in the impairment of the leasehold improvements completed at those facilities. For the years ended December 31, 2024, 2023, and 2022, the Company recorded impairment charges of $0.6 million, $0.4 million, and $2.9 million on leasehold improvements, respectively. See Note 10—*Leases* for more detail.

The following table summarizes the capitalization and amortization of internal-use software for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Costs capitalized associated with internal-use software	$ 12,160	$ 5,933	$ 1,104
Amortization of capitalized internal-use software	2,547	1,503	61

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2024	2023
Employee compensation and benefits	$ 33,360	$ 44,095
Accrued expenses	16,108	24,307
Current portion of operating lease liabilities	15,353	14,760
Accrued other taxes	8,370	6,464
Accrued income taxes	6,259	1,991
Third-party royalties	5,171	8,478
Other	9,799	9,866
Total	$ 94,420	$ 109,961

NOTE 5 – FINANCIAL INSTRUMENTS

Non-marketable Equity Securities

As of December 31, 2024 and 2023, other noncurrent assets included equity securities accounted for under the equity method with a carrying amount of $4.7 million and $4.9 million, respectively. No impairments to the carrying amount of the Company's non-marketable equity securities were recognized in the years ended December 31, 2024, 2023, and 2022.

Derivatives Instruments

The Company uses a foreign exchange hedging strategy to hedge local currency expenses and reduce variability associated with anticipated cash flows. The Company's derivative financial instruments consist of foreign currency forward contracts. The maturities of these instruments are generally less than twelve months. Fair values for derivative financial instruments are based on prices computed using third-party valuation models. All the significant inputs to the third-party valuation models are observable in active markets. Inputs include current market-based parameters such as forward rates, yield curves, and credit default swap pricing.

Cash Flow Hedges

The Company designates certain foreign currency forward contracts as hedging instruments pursuant to ASC 815, *Derivatives and Hedging*. The effective portion of the gain or loss on the derivatives are reported as a component of accumulated other comprehensive loss ("AOCL") in stockholders' equity and reclassified into earnings in the consolidated statements of operations in the period upon which the hedged transactions are settled.

The notional and fair values of all derivative instruments were as follows (in thousands):

	Location in Balance Sheet	December 31, 2024	December 31, 2023
Derivative instruments designated as cash flow hedges:			
Fair value—foreign exchange contract assets, net amount	Prepaid expenses and other current assets	$ —	$ 1,184
Fair value—foreign exchange contract liabilities, net amount	Accrued liabilities	$ 1,858	$ —
Notional value held to buy U.S. dollars in exchange for other currencies		$ 5,074	$ 738
Notional value held to sell U.S. dollars in exchange for other currencies		$ 57,329	$ 45,468

All of the Company's derivative financial instruments are eligible for netting arrangements that allow the Company and its counterparty to net settle amounts owed to each other. Derivative assets and liabilities that can be net settled under these arrangements have been presented in the Company's consolidated balance sheets on a net basis.

The gross amounts of the Company's foreign currency forward contracts and the net amounts recorded in the Company's consolidated balance sheets were as follows (in thousands):

	December 31, 2024	December 31, 2023
Gross amount of recognized assets	$ 173	$ 1,300
Gross amount of recognized liabilities	(2,031)	(116)
Net (liabilities) assets	$ (1,858)	$ 1,184

The changes in AOCL related to the cash flow hedges consisted of the following (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Beginning balance	$ 1,034	$ (94)	$ —
Other comprehensive (loss) gain before reclassification	(2,107)	1,190	(94)
Amounts reclassified from accumulated other comprehensive loss into net loss	(785)	(62)	—
Net current period other comprehensive (loss) gain	(2,892)	1,128	(94)
Ending balance	$ (1,858)	$ 1,034	$ (94)

The following table summarizes the gains recognized upon settlement of the hedged transactions in the consolidated statement of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Research and development	$ 690	$ 841
Selling, general and administrative	74	192
Total	$ 764	$ 1,033

There were no gains or losses recognized in the year ended December 31, 2022 as there was no settlement of any hedged transactions.

Undesignated Derivatives

For derivatives that were not designated as hedge instruments, they were measured and reported at fair value as a derivative asset or liability in the consolidated balance sheets with their corresponding changes in the fair value recognized as gains or losses in interest and other income, net in the consolidated statements of operations. These instruments were all re-designated as foreign currency cash flow hedges in July 2023.

NOTE 6 – FAIR VALUE

The Company follows the authoritative guidance for fair value measurement and the fair value option for financial assets and financial liabilities. The Company carries its financial instruments at fair value with the exception of its long-term debt. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets.

Level 2 Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

When applying fair value principles in the valuation of assets, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company calculates the fair value of its Level 1 and Level 2 instruments based on the exchange traded price of similar or identical instruments, where available, or based on other observable inputs.

The Company's derivative financial instruments (as described in Note 5—*Financial Instruments*), consisting of foreign currency forward contracts, are reported at fair value on a recurring basis and classified as Level 2.

Financial Instruments Not Recorded at Fair Value

The following table presents the fair value hierarchy for the Company's assets and liabilities recorded at their carrying amount, bur for which the fair value is disclosed (in thousands):

	December 31,						
	2024				2023		
	Carrying Amount		Estimated Fair Value		Carrying Amount		Estimated Fair Value
Assets:							
Note receivable, noncurrent	$	29,702	$	28,223	$	—	$	—
Deferred consideration from divestiture		18,217		18,342		—		—
Total assets	$	47,919	$	46,565	$	—	$	—
Liabilities:							
Senior Unsecured Promissory Note	$	50,000	$	50,000	$	50,000	$	49,659

The fair value of the note receivable, including accrued interest, and the deferred consideration resulting from the AutoSense Divestiture and the Perceive Transaction (as described in Note 7—*Acquisitions and Divestitures*) were estimated based on an income and market approach with valuation inputs such as the U.S. Treasury constant maturity yields, comparable bond yields, and credit spreads over the term of the same or similarly issued instruments. They are classified within Level 2 of the fair value hierarchy.

The senior unsecured promissory note (as described in Note 9—*Debt)* was classified as current in the Company's consolidated balance sheets as of December 31, 2024, at a fair value approximating its carrying amount. The Company classifies the senior unsecured promissory note within Level 2 of the fair value hierarchy.

NOTE 7 – ACQUISITIONS AND DIVESTITURES

Vewd Software Holdings Limited

On July 1, 2022, the Company acquired all common stock of Vewd Software Holdings Limited ("Vewd," and the "Vewd Acquisition"). Vewd is a leading global provider of streaming and hybrid TV solutions. The Vewd Acquisition establishes the Company as a leading independent streaming media platform through its TiVo brand and one of the largest independent providers of Smart TV middleware globally. The total consideration was approximately $102.9 million, consisting of approximately $52.9 million of cash and $50.0 million of debt. See Note 9—*Debt* for additional information on this debt.

Purchase Price Allocation

The Vewd Acquisition was accounted for as a business combination, using the acquisition method. The following table presents the allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on the fair values at the acquisition date (fair value amounts in thousands):

	Estimated Useful Life (years)		Estimated Fair Value
Cash and cash equivalents			$ 2,684
Accounts receivable			3,341
Unbilled contracts receivable			2,335
Other current assets			1,208
Property and equipment			443
Operating lease right-of-use assets			2,020
Identifiable intangible assets:			
Technology	7	28,050	
Customer relationships - large	7	4,900	
Customer relationships - small	4	3,500	
Non-compete agreements	2	870	
Trade name	5	830	
Total identifiable intangible assets			38,150
Goodwill			68,115
Other long-term assets			977
Accounts payable			(869)
Accrued liabilities			(4,777)
Deferred revenue			(920)
Long-term deferred tax liabilities			(8,393)
Noncurrent operating lease liabilities			(1,094)
Other long-term liabilities			(307)
Total purchase price			$ 102,913

Identifiable Intangible Assets

Identifiable intangible assets primarily consist of technology, customer relationships, non-compete agreements and trade name. In determining the fair value, the Company utilized various forms of the income and cost approaches depending on the asset being valued. The estimation of fair value required significant judgment related to cash flow forecasts, discount rates reflecting the risk inherent in each cash flow stream, competitive trends, market comparables and other factors. Inputs were generally determined using historical data supplemented by current and anticipated market conditions, and growth rates. The technology was valued using the excess earnings method. Significant assumptions used under this method include forecasted revenue and growth, estimated technology obsolescence, contributory asset charges, and the discount rate. The customer relationships were valued using the cost approach, based on estimated customer acquisition costs.

Goodwill

The excess of the consideration transferred over the fair value of assets acquired and liabilities assumed was recognized as goodwill. The goodwill is generated from operational synergies and cost savings the Company expects to achieve from the consolidated operations, as well as the expected benefits from future technologies that do not meet the definition of an identifiable intangible asset and Vewd's knowledgeable and experienced workforce.

Transaction and Other Costs

In connection with the Vewd Acquisition, the Company incurred significant one-time expenses such as transaction-related costs, including transaction bonuses, legal expenses and consultant fees, and severance and retention costs. For the year ended December 31, 2022, transaction-related costs and severance and retention costs were $7.4 million and $4.0 million, respectively.

Supplemental Pro Forma Information

The following unaudited pro forma financial information assumes the Vewd Acquisition was completed as of January 1, 2021. The unaudited pro forma financial information as presented below is for informational purposes only and is based on estimates and assumptions that have been made solely for purposes of developing such pro forma information. This is not necessarily indicative of the results of operations that would have been achieved if the Vewd Acquisition had taken place on January 1, 2021, nor is it necessarily indicative of future results. Consequently, actual results could differ materially from the unaudited pro forma financial information presented below. The following table presents the pro forma operating results as if the acquired operations of Vewd had been included in the Company's consolidated statements of operations as of January 1, 2021 (unaudited, in thousands):

	Year Ended December 31,
	2022
Revenue	$ 508,636
Net loss attributable to the Company	$ (769,483)

The unaudited supplemental pro forma information above includes the following pro forma adjustments: adjustments for transaction-related costs and severance and retention costs, adjustments for amortization of intangible assets, adjustments for interest and related expenses associated with Vewd's historical debt, elimination of inter-company transactions between Vewd and the Company, and adjustments for the related income tax impact. The unaudited supplemental pro forma information above does not include any cost saving synergies from operating efficiencies.

AutoSense In-cabin Safety Business and Related Imaging Solutions

In December 2023, the Company entered into a definitive agreement with Tobii in connection with the AutoSense Divestiture. The AutoSense Divestiture represented a 100% equity sale transaction of two of the Company's wholly-owned subsidiaries and was expected to streamline the Company's business to further focus its business on entertainment-related products and services. All of the assets and liabilities associated with the AutoSense Divestiture were classified as held for sale as of December 31, 2023.

The following table summarizes the carrying amounts of assets and liabilities classified as held for sale in connection with the AutoSense Divestiture on the Company's consolidated balance sheets as of December 31, 2023 (in thousands):

	December 31, 2023		
	Current	Noncurrent	Total
Assets:			
Cash and cash equivalents	$ 12,349	$ —	$ 12,349
Accounts receivable, net	1,323	—	1,323
Unbilled contracts receivable, net	1,209	5,320	6,529
Prepaid expenses and other current assets	979	—	979
Property and equipment, net	—	2,391	2,391
Operating lease right-of-use assets	—	3,346	3,346
Other noncurrent assets	—	1,192	1,192
Total assets held for sale (1)	$ 15,860	$ 12,249	$ 28,109
Liabilities:			
Accounts payable	$ 244	$ —	$ 244
Accrued liabilities	4,821	—	4,821
Deferred revenue	1,126	—	1,126
Operating lease liabilities, noncurrent	—	2,741	2,741
Other noncurrent liabilities	—	7,064	7,064
Total liabilities held for sale	$ 6,191	$ 9,805	$ 15,996
Net assets held for sale	$ 9,669	$ 2,444	$ 12,113

(1) Total assets held for sale also included certain fully amortized finite-lived intangible assets with an original cost of $35.2 million.

Due to the estimated fair value less cost to sell exceeding the carrying amount of the assets and liabilities presented above, the Company did not recognize an impairment loss related to the assets held for sale in the year ended December 31, 2023.

On January 31, 2024, the AutoSense Divestiture was completed for total consideration of $44.3 million, comprised of $10.8 million of cash, a note receivable from Tobii (the "Tobii Note") of $27.7 million, and deferred consideration (as described under Deferred Consideration below) totaling $15.0 million, which was estimated to have a fair value of $5.8 million based on a present value factor as of January 31, 2024. The $10.8 million of cash included in the total consideration represents the cash balance that was transferred to Tobii upon completion of the AutoSense Divestiture to support operations during the transition and was subsequently returned to the Company, and as such, this amount is included in the assets sold as of January 31, 2024 and in the total consideration received. In addition, there may be potential earnout payments (as described under Contingent Consideration below) payable in 2031, contingent upon the future success of the divested AutoSense in-cabin safety business.

In connection with the AutoSense Divestiture, the Company also recorded a liability of $7.1 million for potential indemnification of certain pre-closing date matters.

As of January 31, 2024, the Company derecognized the carrying amounts of the following assets and liabilities (in thousands):

| | January 31, 2024 | | |
	Current	Noncurrent	Total
Assets:			
Cash and cash equivalents	$ 11,025	$ —	$ 11,025
Accounts receivable, net	3,392	—	3,392
Unbilled contracts receivable, net	1,398	5,320	6,718
Prepaid expenses and other current assets	812	—	812
Property and equipment, net	—	2,291	2,291
Operating lease right-of-use assets	—	3,272	3,272
Other noncurrent assets	—	2,887	2,887
Total assets held for sale [(1)]	$ 16,627	$ 13,770	$ 30,397
Liabilities:			
Accounts payable	$ 248	$ —	$ 248
Accrued liabilities	4,933	—	4,933
Deferred revenue	1,114	—	1,114
Operating lease liabilities, noncurrent	—	2,708	2,708
Other noncurrent liabilities	—	7,064	7,064
Total liabilities held for sale	$ 6,295	$ 9,772	$ 16,067
Net assets held for sale	$ 10,332	$ 3,998	$ 14,330

[(1)] Total assets held for sale also included certain fully amortized finite-lived intangible assets with an original cost of $35.2 million.

Upon the completion of the AutoSense Divestiture, the Company recognized a pre-tax gain of $22.9 million.

The AutoSense Divestiture did not represent a strategic shift that would have a major effect on the Company's consolidated results of operations, and therefore, its results of operations were not reported as discontinued operations.

Note Receivable from Tobii AB

The Tobii Note, with a fixed interest rate of 8% per annum, matures on April 1, 2029 and is payable in three annual installments. Tobii may, at any time and on any one or more occasions, prepay all or any portion of the outstanding principal amount, along with accrued interest, without any penalty. In the event of default, an additional interest of 2% per annum may be applied to the outstanding balance of the Tobii Note, and the Company has the right to demand full or partial payment on the outstanding balance with unpaid interest.

The Tobii Note is secured by a floating lien and security interest in certain of Tobii's assets, rights, and properties, and contains customary affirmative and negative covenants including the restrictions on incurring certain indebtedness, and certain change of control and asset sale events, but does not include any financial covenants.

The Tobii Note has the following scheduled principal repayments (in thousands):

Date of Principal Payment:	Amount
April 1, 2027	$ 10,000
April 1, 2028	10,000
April 1, 2029	7,676
Total principal payments	$ 27,676

The Company elected to present accrued interest within the carrying amount of note receivable, noncurrent, in the consolidated balance sheets. As of December 31, 2024, the carrying amount of the Tobii Note is as follows (in thousands):

	December 31, 2024
Outstanding principal amount	$ 27,676
Add: interest accrued to date	2,026
Carrying amount—note receivable, noncurrent	$ 29,702

For the year ended December 31, 2024, the Company recognized interest income of $2.0 million.

Deferred Consideration

The deferred consideration consists of guaranteed future cash payments, which are scheduled to be made by Tobii in four annual payments as follows (in thousands):

Date of Payment:	Amount
February 15, 2028	$ 3,000
February 15, 2029	2,250
February 15, 2030	4,500
February 15, 2031	5,250
Total future payments	$ 15,000

At the closing date of the Tobii Note, there was $9.2 million of discount on the deferred consideration to be accreted as interest income up to the date of the final payment. For the year ended December 31, 2024, the Company accreted $1.0 million of the discount as interest income.

As of December 31, 2024, the net carrying amount of the deferred consideration is as follows (in thousands):

	December 31, 2024
Total deferred consideration	$ 15,000
Less: unamortized discount on deferred consideration	(8,197)
Net carrying amount	$ 6,803

Contingent Consideration

The earnout represents potential incremental cash consideration, and the payment is contingent upon the achievement of certain targeted shipments, between January 1, 2024 and December 31, 2030, of qualified automotive products featuring the AutoSense in-cabin safety technology and the related imaging solutions.

At the closing date of the AutoSense Divestiture, the Company elected to apply the gain contingency guidance under ASC 450—*Contingencies*, as it could not reasonably estimate shipment amounts. As a result, the Company deferred the recognition of the contingent consideration until it becomes realized or realizable.

Perceive Corporation

On August 14, 2024, the Company and its subsidiary, Perceive (now known as Xperi Pylon Corporation) ("Seller"), of which the Company owned approximately 76.4% of the equity interests, entered into an Asset Purchase Agreement (the "Agreement") with Amazon.com Services LLC ("Buyer") pursuant to which Buyer has agreed to purchase and assume from Seller substantially all the assets and certain liabilities of Seller for $80.0 million in cash, including a holdback of $12.0 million to be held for 18 months after the closing of the transaction to secure the Company's and Seller's indemnification obligations (the "Perceive Transaction"). The Perceive Transaction was subsequently completed on October 2, 2024 (the "Closing Date").

The Perceive Transaction did not represent a strategic shift that would have a major effect on the Company's consolidated results of operations, and therefore, its results of operations were not reported as discontinued operations.

As of October 2, 2024, the Company derecognized the carrying amounts of the following assets and liabilities (in thousands):

| | October 2, 2024 | | |
	Current	Noncurrent	Total
Assets:			
Prepaid expenses and other current assets	$ 1,306	$ —	$ 1,306
Property and equipment, net	—	95	95
Operating lease right-of-use assets	—	72	72
Other noncurrent assets	—	4	4
Total assets held for sale	$ 1,306	$ 171	$ 1,477
Liabilities:			
Accrued liabilities	67	—	67
Operating lease liabilities, noncurrent	—	6	6
Total liabilities held for sale	$ 67	$ 6	$ 73
Net assets held for sale	$ 1,239	$ 165	$ 1,404

Upon the completion of the Perceive Transaction in 2024, the Company recognized a pre-tax gain of $77.9 million, of which $59.5 million was attributable to the Company.

Holdback Consideration

The holdback consideration of $12.0 million was estimated to have a fair value of $11.3 million based on a present value factor as of the Closing Date, resulting in a discount of $0.7 million. For the year ended December 31, 2024, the amount of discount accreted as interest income was insignificant.

As of December 31, 2024, the net carrying amount of the holdback consideration is as follows (in thousands):

	December 31, 2024
Holdback consideration	$ 12,000
Less: unamortized discount on holdback consideration	(586)
Net carrying amount	$ 11,414

NOTE 8 – GOODWILL IMPAIRMENT AND INTANGIBLE ASSETS, NET

Goodwill Impairment

Goodwill was evaluated for potential impairment annually, as of the beginning of the fourth quarter, and whenever events or changes in circumstances indicated the carrying amount of goodwill may not be recoverable. The process of evaluating goodwill for potential impairment is subjective and requires significant estimates, assumptions and judgments particularly related to the identification of reporting units, the assignment of assets and liabilities to reporting units and estimating the fair value of each reporting unit. The Company concluded it operated in one reporting unit for all periods presented.

During the third and fourth quarters of 2022, sufficient impairment indicators were identified by the Company that it was more-likely-than-not that goodwill was impaired, and a quantitative interim goodwill impairment test was performed in each of the reporting periods. These impairment indicators included a sustained decline in the Former Parent's stock price during the third quarter of 2022 and a further significant decline in the trading price of Xperi's common stock during the fourth quarter of 2022, along with continued decline in macroeconomic conditions. A fair value assessment was completed for the reporting unit using the market approach capitalization, and when compared to the carrying value of this reporting unit, goodwill was considered impaired. As a result, a goodwill impairment charge of $604.6 million was recognized for the year ended December 31, 2022. As a result of this impairment charge, the Company's goodwill balance was completely written off as of December 31, 2022.

Identified Intangible Assets

Identified intangible assets consisted of the following (in thousands):

	Useful Life (Years)	December 31, 2024		
		Gross Amount	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets				
Acquired patents	3-10	$ 17,281	$ (5,687)	$ 11,594
Existing technology / content database	5-10	219,912	(194,041)	25,871
Customer contracts and related relationships	3-9	493,685	(389,251)	104,434
Trademarks/trade name	4-10	39,313	(38,898)	415
Non-compete agreements	1-2	3,101	(3,101)	—
Total finite-lived intangible assets		773,292	(630,978)	142,314
Indefinite-lived intangible assets:				
TiVo tradename/trademarks	N/A	21,400	—	21,400
Total intangible assets		$ 794,692	$ (630,978)	$ 163,714

	Useful Life (Years)	December 31, 2023		
		Gross Amount	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets				
Acquired patents	3-10	$ 17,281	$ (3,478)	$ 13,803
Existing technology / content database	5-10	219,717	(181,713)	38,004
Customer contracts and related relationships	3-9	493,685	(365,074)	128,611
Trademarks/trade name	4-10	39,313	(34,453)	4,860
Non-compete agreements	1-2	3,101	(2,884)	217
Total finite-lived intangible assets		773,097	(587,602)	185,495
Indefinite-lived intangible assets:				
TiVo tradename/trademarks	N/A	21,400	—	21,400
Total intangible assets		$ 794,497	$ (587,602)	$ 206,895

Total intangible assets excluded certain finite-lived intangible assets with a gross amount of $35.2 million, which were fully amortized and classified as held for sale as of December 31, 2023 in connection with the Divestiture (as described in Note 7).

As of December 31, 2024, the estimated future amortization expense of finite-lived intangible assets was as follows (in thousands):

Year Ending December 31:	Amounts
2025	$ 34,838
2026	31,508
2027	30,665
2028	30,327
2029	14,341
Thereafter	635
Total amortization	$ 142,314

NOTE 9 – DEBT

In connection with the Vewd Acquisition as disclosed in Note 7, on July 1, 2022, TiVo Product Holdco LLC, which was subsequently renamed Xperi Inc., issued a senior unsecured promissory note (the "Promissory Note") to the sellers of Vewd in a principal amount of $50.0 million. Indebtedness outstanding under the Promissory Note bears an interest rate of 6.00% per annum, payable in cash on a quarterly basis. If a certain qualified spin-off transaction occurs, the interest rate will be increased to the greater of (a) 6.00% and (b) the sum of (i) the highest interest rate payable under any credit facility or bonds, debentures, notes or similar instruments where the Company or any guarantor borrows money or guarantees obligations on a secured basis on or after the date of such spin-off transaction, plus (ii) 2.00%. It was determined that the Spin-Off completed on October 1, 2022 did not trigger any change in the interest rate of the debt. The Promissory Note matures on July 1, 2025. The Company may, at any time and on any one or more occasions, prepay all or any portion of the outstanding principal amount, plus accrued and unpaid interest, if any, under the Promissory Note without premium or penalty. In addition, the Promissory Note has mandatory prepayment provisions upon certain change of control or asset sale events.

The Promissory Note includes certain covenants that restrict the Company and each guarantor's ability to, among other things, incur certain indebtedness or engage in any material line of business substantially different from those lines of business conducted by the Company on the closing date of the acquisition. The Promissory Note does not contain any financial covenants.

The principal amount of $50.0 million on the Promissory Note was classified as current in the consolidated balance sheets as of December 31, 2024. Interest expense on the Promissory Note was $3.0 million for the years ended December 31, 2024 and 2023, and $1.5 million for the year ended December 31, 2022.

NOTE 10 – LEASES

The Company leases office and research facilities, data centers and office equipment under operating leases with various expiration dates through 2030. Certain leases offer the option to renew for up to ten years and to terminate before the expiration date.

The Company subleases certain real estate to third parties. The sublease portfolio consists of operating leases for previously exited office space. Certain subleases include variable payments for operating costs. The subleases are generally co-terminus with the head lease, or shorter. Subleases do not include any residual value guarantees or restrictions or covenants imposed by the leases. Income from subleases is recognized as a reduction to selling, general and administrative expenses.

The Company began the effort of optimizing its global real estate footprint and decided to vacate and sublease certain offices following the Spin-Off in October 2022. Due to the change in how the office facilities were being used, a significant decrease in the expected market price of the operating lease ROU assets, and expected delays in subleasing the space based on the condition of the commercial real estate market, the Company recorded impairment charges of $1.5 million, $1.7 million and $7.7 million in the years ended December 31, 2024, 2023 and 2022, respectively, to reduce the carrying amount of certain operating lease ROU assets, including the related leasehold improvements.

The components of operating lease costs were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Fixed lease cost [1]	$ 16,966	$ 20,306	$ 20,581
Variable lease cost	4,164	5,130	5,365
Less: sublease income	(8,192)	(9,896)	(9,498)
Total operating lease cost	$ 12,938	$ 15,540	$ 16,448

[1] Includes short-term leases expensed on a straight-line basis.

The following table presents supplemental cash flow information arising from lease transactions (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cash payments included in the measurement of operating lease liabilities	$ 17,669	$ 19,968	$ 20,307
Operating ROU assets obtained in exchange for lease obligations	$ 5,975	$ 11,563	$ 14,360

The weighted-average remaining term of the Company's operating leases and the weighted-average discount rate used to measure the present value of the operating lease liabilities are as follows:

	December 31,	
	2024	**2023**
Weighted-average remaining lease term (in years)	2.9	3.4
Weighted-average discount rate	5.5%	5.3%

Future minimum lease payments and related lease liabilities as of December 31, 2024 were as follows (in thousands):

	Operating Lease Payments (1)		Sublease Income		Net Operating Lease Payments	
2025	$	16,941	$	(6,333)	$	10,608
2026		11,184		(1,563)		9,621
2027		5,249		(368)		4,881
2028		3,019		(379)		2,640
2029		1,841		(291)		1,550
Thereafter		277		—		277
Total lease payments		38,511	$	(8,934)	$	29,577
Less: imputed interest		(3,226)				
Present value of operating lease liabilities:	$	35,285				
Less: operating lease liabilities, current portion		(15,353)				
Noncurrent operating lease liabilities	$	19,932				

(1) Future minimum lease payments exclude short-term leases as well as payments to landlords for variable common area maintenance, insurance and real estate taxes.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Unconditional Purchase Obligations

In the ordinary course of business, the Company enters into contractual agreements with third parties that include non-cancelable payment obligations, for which it is liable in future periods. These arrangements primarily include unconditional purchase obligations to service providers. Total future unconditional purchase obligations as of December 31, 2024 were as follows (in thousands):

Year Ending December 31:		**Amounts**
2025	$	47,867
2026		37,497
2027		16,210
2028		10,150
2029		10,066
Thereafter		16,104
Total	$	137,894

Indemnifications

In the normal course of business, the Company provides indemnifications of varying scopes and amounts to certain of its licensees, customers, and business partners against claims made by third parties arising from the use of the Company's products, intellectual property, services, or technologies. The Company cannot reasonably estimate the possible range of losses that may be incurred pursuant to its indemnification obligations, if any. Variables affecting any such assessment include, but are not limited to: the scope of the contractual indemnification obligation; the nature of the third party claim asserted; the relative merits of the third party claim; the financial ability of the third party claimant to engage in protracted litigation; the number of parties seeking indemnification; the nature and amount of damages claimed by the party suing the indemnified party;

and the willingness of such party to engage in settlement negotiations. The Company has received requests for indemnification, but to date none has been material, and no liability has been recorded in the Company's financial statements.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company believes, given the absence of any such payments in the Company's history, and the estimated low probability of such payments in the future, that the estimated fair value of these indemnification agreements is not material. In addition, the Company has directors' and officers' liability insurance coverage that is intended to reduce its financial exposure and may enable the Company to recover any payments under the indemnification agreements, should they occur.

Contingencies

The Company and its subsidiaries have been involved in litigation matters and claims in the normal course of business. In the past, the Company or its subsidiaries have litigated to enforce their respective patents and other intellectual property rights, to enforce the terms of license agreements, to determine infringement or validity of intellectual property rights, and to defend themselves or their customers against claims of infringement or breach of contract. The Company expects it or its subsidiaries will be involved in similar legal proceedings in the future, including proceedings to ensure proper and full payment of royalties by licensees under the terms of their license agreements. Accruals for loss contingencies are recognized when a loss is probable, and the amount of such loss can be reasonably estimated.

An adverse decision in any legal actions could result in a loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from others, limit the value of the Company's licensed technology or otherwise negatively impact the Company's stock price or its business and consolidated financial results. Although considerable uncertainty exists, the Company does not anticipate that the disposition of any of these matters will have a material effect on its business or consolidated financial statements.

NOTE 12 – NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY

On October 1, 2022, 42,023,632 shares of the Company's common stock, par value $0.001 per share, were distributed to the Former Parent's stockholders of record as of September 21, 2022. This share amount is utilized for the calculation of basic and diluted earnings per share for all periods presented prior to the Separation and such shares are treated as issued and outstanding for purposes of calculating historical net loss per share. For periods prior to the Separation, it is assumed that there are no dilutive equity instruments as there were no Xperi stock-based awards outstanding prior to the Separation.

For periods subsequent to the Separation, actual outstanding shares are used to calculate both basic and diluted weighted-average number of common shares outstanding. Potentially dilutive common shares, such as common shares issuable upon exercise of stock options and vesting of restricted stock awards and units are typically reflected in the computation of diluted net income per share by application of the treasury stock method. Due to the net losses reported, these potentially dilutive securities were excluded from the computation of diluted net loss per share, since their effect would be anti-dilutive.

The following table sets forth the computation of basic and diluted shares (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2024	2023	2022
Numerator:			
Net loss attributable to the Company - basic and diluted	$ (14,008)	$ (136,613)	$ (757,484)
Denominator:			
Weighted-average number of shares used in computing net loss per share attributable to the Company - basic and diluted	45,057	43,012	42,029
Net loss per share attributable to the Company - basic and diluted	$ (0.31)	$ (3.18)	$ (18.02)

The following potentially dilutive shares were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Stock options	52	106	146
Restricted stock units	7,405	7,067	4,604
ESPP	60	81	—
Total	7,517	7,254	4,750

NOTE 13 – STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

Prior to the Separation, certain of the Company's employees participated in equity-based compensation plans sponsored by the Former Parent. The Former Parent's equity-based compensation plans included incentive compensation plans and an ESPP. All grants made through September 30, 2022 were issued under those plans which are described fully in the Form 10 filed with the SEC on September 14, 2022.

On October 1, 2022, in connection with the Separation, all outstanding Former Parent equity awards were equitably adjusted to reflect the impact of the Separation. The adjustments to each type of award outstanding pursuant to the Former Parent equity incentive plans as of immediately prior to the Separation was determined in accordance with the terms of the Employee Matters Agreement by and between Adeia Inc. and Xperi Inc., dated as of October 1, 2022 (the "EMA"). In connection with this adjustment, each outstanding Former Parent equity award as of the Separation Date was converted into either (a) both Adeia and Xperi equity awards, with certain adjustments to the underlying shares and terms of outstanding awards to preserve the aggregate intrinsic value of each award immediately after the Separation when compared to the aggregate intrinsic value immediately prior to the Separation, or (b) an equity award of only Adeia common stock or only Xperi common stock, with an adjustment to the number of shares to preserve the value of the award. Following the Separation, the Adeia awards and Xperi awards related to prior grants made by the Former Parent are subject to substantially the same terms and vesting conditions that applied to the original Former Parent awards immediately prior to the Separation.

The conversion of the Former Parent equity awards was accounted for as a modification, resulting in $8.4 million of incremental stock-based compensation expense to be recognized over the remaining vesting term of the modified awards.

Equity Incentive Plan

In connection with the Separation and on October 1, 2022, the Company adopted the Xperi Inc. 2022 Equity Incentive Plan (the "2022 EIP").

Under the 2022 EIP, the Company may grant equity-based awards to employees, non-employee directors, and consultants for services rendered to the Company (or any parent or subsidiary) in the form of stock options, stock awards, restricted stock awards, RSUs, stock appreciation rights, dividend equivalents and performance awards, or any combination thereof. The 2022 EIP includes an automatic annual increase to its shares reserve on January 1 of each year as set forth in the plan document.

The 2022 EIP provides for option grants designated as either incentive stock options or non-statutory options. Stock options have been granted with an exercise price not less than the value of the Company's common stock on the grant date and have 10-year contractual terms from the date of grant and vest over a four-year period. The vesting criteria for restricted stock units has historically been the passage of time or meeting certain performance-based objectives, and continued employment through the vesting period over three or four years for time-based awards or three years for performance-based awards.

As of December 31, 2024, there were approximately 4.9 million shares reserved for future grant under the 2022 EIP.

Employee Stock Purchase Plan

In connection with the Separation and on October 1, 2022, the Company adopted the Xperi Inc. 2022 Employee Stock Purchase Plan (as amended, the "2022 ESPP"). The 2022 ESPP originally provided consecutive overlapping 24-month offering periods, with four purchase periods that were generally six months in length, commencing on each December 1 and June 1 during the term of the 2022 ESPP. The 2022 ESPP was subsequently amended, and commencing December 1, 2023, the length of the offering periods was reduced from 24 months to 12 months and the employee's maximum participant contribution was reduced from 100% to 15% of the employee's after-tax base earnings and commissions up to the limit imposed by the Internal Revenue Service. The accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will equal 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

The change in the term of the offering period (as described above) was accounted for as a modification, where the original options to purchase shares were cancelled and concurrently replaced with new options from the 12-month offering period. There was no incremental compensation expense resulting from the modification. As of December 1, 2023, total compensation expense of $5.9 million was expected to be recognized by the Company, on a straight-line basis, over an accelerated term of 12 months.

The 2022 ESPP also includes a reset provision if the fair market value per share of the Company's common stock on any purchase date during an offering period is less than the fair market value per share on the start date of the 12-month offering period. Upon occurrence of the reset, the existing offering period will automatically terminate and a new 12-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

The reset provision under the 2022 ESPP was triggered on May 31, 2024, and it was considered a modification in accordance with ASC 718—*Stock Based Compensation*, with the incremental fair value of $2.0 million to be recognized on a straight-line basis over the new 12-month offering period.

For the years ended December 31, 2024 and 2023, the Company issued 1.1 million shares and 1.3 million shares under the 2022 ESPP, respectively, at a weighted-average purchase price of $7.30 and $8.92, respectively, net of shares withheld to satisfy withholding tax requirements for certain employees, for an aggregate net proceeds of $7.9 million and $11.9 million, respectively.

As of December 31, 2024, there were approximately 2.6 million shares reserved for future grant under the 2022 ESPP.

The following table summarizes the valuation assumptions used in estimating the fair value of the 2022 ESPP for the offering periods in effect using the Black-Scholes option pricing model:

	Year Ended December 31,	
	2024	2023
Expected life (years)	0.5 — 1.0	0.5 — 2.0
Risk-free interest rate	4.3% — 5.4%	4.3% — 5.4%
Dividend yield	0.0%	0.0%
Expected volatility	44.4% — 45.6%	44.1% — 51.2%

Prior to the Separation, the valuation assumptions were determined by the Former Parent. The following assumptions were used to value the Former Parent's ESPP shares granted to employees specifically identifiable to Xperi in the year ended December 31, 2022:

	Year Ended December 31,
	2022
Expected life (years)	2.0
Risk-free interest rate	1.3%
Dividend yield	1.1%
Expected volatility	48.5%

The Company uses the Black-Scholes option pricing model to determine the estimated fair value of ESPP shares. The determinations of these assumptions are outlined below:

Expected life—The expected life assumption is based on analysis of the Company's historical employee exercise patterns. The expected life of options granted under the ESPP represents the offering period of two years. Effective December 1, 2023, the expected life of options granted under the ESPP was changed to one year.

Volatility—Due to limited historical trading data, volatility is calculated based on a peer group over the most recent period that represents the remaining term of the vesting period as of the valuation date. For ESPP with the expected life of one year, volatility is calculated based on the Company's stock price.

Risk-free interest rate—The risk-free interest rate assumption is based on the U.S. Treasury rate for issues, commensurate with the expected life of the options granted.

Dividend yield—Following the Separation in October 2022, the Company does not expect to pay dividends in the foreseeable future. Prior to the Separation, the Former Parent determined the expected dividend yield based on cash dividends declared by the board of directors for the previous four quarters and dividing that result by the average closing price of the Former Parent's common stock for the quarter. Cash dividends were not paid on stock options, restricted stock units, or unvested restricted stock awards.

Stock Options

Stock option activity for the year ended December 31, 2024 is as follows (in thousands, except per share amounts):

	Number of Shares Subject to Stock Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at December 31, 2023	106	$ 26.87	1.69	$ —
Options canceled / forfeited / expired	(54)	$ 22.47		
Balance at December 31, 2024 [(1)]	52	$ 31.48	0.09	$ —

[(1)] The ending balance at December 31, 2024 represents stock options that were fully vested and exercisable.

Restricted Stock Units

Information with respect to outstanding RSUs (including both time-based vesting and performance-based vesting) for the year ended December 31, 2024 is as follows (in thousands, except per share amounts):

	Number of Shares Subject to Time-based Vesting	Number of Shares Subject to Performance-based Vesting	Total Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at December 31, 2023	5,396	1,671	7,067	$ 15.51
Granted	2,602	682	3,284	$ 11.15
Vested / released	(1,864)	(14)	(1,878)	$ 14.57
Canceled / forfeited	(876)	(192)	(1,068)	$ 16.57
Balance at December 31, 2024	5,258	2,147	7,405	$ 13.66

Performance-Based Awards

From time to time, the Company may grant PSUs to senior executives, certain employees, and consultants. The value and the vesting of such PSUs are generally linked to one or more performance goals or certain market conditions determined by the Company, in each case on a specified date or dates or over any period or periods determined by the Company and may range from zero to 200% of the grant. For PSUs subject to market conditions, the fair value per award is fixed at the grant date and the amount of compensation expense is not adjusted during the performance period regardless of changes in the level of achievement of the market condition.

In April 2023, in accordance with the EMA executed by the Company and the Former Parent in connection with the Separation, the Company modified certain vesting conditions related to market-based PSUs granted in 2022, resulting in a total incremental compensation expense of $2.9 million, which is expected to be recognized over the remaining requisite service period through April 2025.

The Company uses the closing trading price of its common stock on the date of grant as the fair value of awards of RSUs and PSUs that are based on Company-designated performance targets. For PSUs that are based on market conditions, or market-based PSUs, fair value is estimated by using a Monte Carlo simulation on the date of grant.

The following assumptions were used to value the market-based PSUs granted during the period:

	Year Ended December 31,		
	2024	2023	2022
Expected life (years)	3.0	1.5 — 2.8	3.0
Risk-free interest rate	4.2%	4.5% — 5.0%	2.8%
Dividend yield	0.0%	0.0%	1.2%
Expected volatility	43.9%	44.1% — 51.2%	40.9%

Assumptions used in the year ended December 31, 2022 were for market-based PSUs granted by the Former Parent.

Stock Repurchase Programs

In April 2024, the Company's Board of Directors (the "Board") authorized the repurchase of up to $100.0 million of its common stock (the "Program"). Under the Program, the Company may make repurchases, from time to time, through open market purchases, block trades, privately negotiated transactions, accelerated share repurchase transactions, or other means. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases under the Program. During the year ended December 31, 2024, the Company repurchased a total of approximately 2.2 million shares of common stock, at an average price of $9.23 per share for a total cost of $20.0 million. The shares repurchased were permanently retired. No expiration date has been specified for this Program. As of December 31, 2024, the total remaining amount available for repurchase was $80.0 million.

Stock-Based Compensation

Prior to the Separation, the stock-based compensation expense was based on the expense for employees specifically identifiable to Xperi. Consequently, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the costs that the Company would have incurred as an independent company.

Total stock-based compensation expense for the years ended December 31, 2024, 2023 and 2022 is as follows (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Cost of revenue, excluding depreciation and amortization of intangible assets	$	3,216	$	3,466	$	2,906
Research and development		20,634		25,276		21,561
Selling, general and administrative		36,691		40,789		20,836
Total stock-based compensation expense	$	60,541	$	69,531	$	45,303

Stock-based compensation expense categorized by award type for the years ended December 31, 2024, 2023 and 2022 is summarized in the table below (in thousands):

	Year Ended December 31,					
		2024		2023		2022
RSUs	$	41,516	$	45,660	$	38,233
PSUs		14,283		18,519		3,975
ESPP		4,742		5,352		2,727
Stock options		—		—		368
Total stock-based compensation expense	$	60,541	$	69,531	$	45,303

In addition, for the year ended December 31, 2022, $6.9 million of stock-based compensation expense was recognized in operating results as part of the corporate and shared functional employees' expenses allocation.

As of December 31, 2024, unrecognized stock-based compensation expense related to unvested equity-based awards is as follows (amounts in thousands):

	December 31, 2024	
	Unrecognized Stock-Based Compensation	Weighted-Average Period to Recognize Expense (in years)
RSUs	$ 44,183	1.7
PSUs	11,232	1.6
ESPP	1,277	0.4
Total unrecognized stock-based compensation expense	$ 56,692	

NOTE 14 – INCOME TAXES

The components of income (loss) before taxes are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
U.S.	$ (31,758)	$ (142,447)	$ (667,612)
Foreign	43,337	12,801	(80,005)
Income (loss) before taxes	$ 11,579	$ (129,646)	$ (747,617)

The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Current:			
U.S. federal	$ 3,696	$ 1,398	$ —
Foreign	12,161	16,546	21,252
State and local	(476)	694	1,723
Total current	15,381	18,638	22,975
Deferred:			
U.S. federal	(10)	19	(5,431)
Foreign	(2,748)	(8,113)	(3,871)
State and local	(175)	(502)	(84)
Total deferred	(2,933)	(8,596)	(9,386)
Provision for income taxes	$ 12,448	$ 10,042	$ 13,589

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

As of December 31, 2024, the Company released $1.3 million of valuation allowance associated with certain foreign deferred tax assets due to the change in circumstances that affect the realizability of those deferred tax assets.

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

		December 31,		
		2024		**2023**
Deferred tax assets:				
Loss carryforward	$	33,497	$	22,442
Research credits		14,998		10,513
Foreign tax credits		10,026		5,796
Accrued expenses		16,377		25,729
Fixed and intangible assets		6,216		38,899
Deferred revenue		9,768		10,652
Capitalized R&D		95,281		87,465
Lease liability		8,981		11,075
Other tax credits		2,378		2,318
Other		1,668		—
Gross deferred tax assets		199,190		214,889
Valuation allowance		(152,235)		(157,595)
Net deferred tax assets		46,955		57,294
Deferred tax liabilities:				
Acquired intangible assets		(27,391)		(36,416)
Revenue recognition		—		(4,574)
Operating ROU assets		(7,603)		(9,758)
Other		(6,224)		(8,436)
Gross deferred tax liabilities		(41,218)		(59,184)
Net deferred tax assets (liabilities)	$	5,737	$	(1,890)

The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such assessment, significant weight is given to evidence that can be objectively verified. After considering both positive and negative evidence to assess the recoverability of the Company's net deferred tax assets, the Company determined that it was not more-likely-than-not that it would realize its federal, certain state and certain foreign deferred tax assets. The Company intends to continue maintaining a valuation allowance on its federal deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain federal deferred tax assets and a decrease to income tax expense for the period the release is recorded. The exact timing and amount of the valuation allowance release depends on the level of profitability that the Company is able to achieve.

As of December 31, 2024, the Company had recorded deferred tax assets for the tax effects of the following gross tax loss carryforwards (in thousands):

		Carry forward Amount	Years of Expiration
Federal	$	22,075	2027—2030
State (post-apportionment)	$	93,782	2025—Indefinite

As of December 31, 2024, the Company had recorded deferred tax assets for the tax effects of the following gross capital loss carryforwards (in thousands):

		Carry forward Amount	Years of Expiration
Federal	$	78,975	2029
State (post-apportionment)	$	14,563	2029—2039

As of December 31, 2024, the Company had the following credits available to reduce future income tax expense (in thousands):

	Carry forward Amount	Years of Expiration
Federal research and development credits	$ 12,671	2031—2044
State research and development credits	$ 20,326	Indefinite
Foreign tax credits	$ 12,404	2033—2034

The deferred tax asset valuation allowance and changes in the deferred tax asset valuation allowance consisted of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Balance at beginning of period	$ 157,595	$ 111,779	$ 101,529
Charged (credited) to expenses	(5,051)	46,397	19,321
Charged (credited) to other accounts	(309)	(581)	(9,071)
Balance at end of period	$ 152,235	$ 157,595	$ 111,779

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate to income (loss) before income taxes as a result of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
U.S. federal statutory rate	$ 2,432	$ (27,226)	$ (157,032)
State, net of federal benefit	501	532	1,974
Stock-based compensation	5,390	6,758	2,036
Executive compensation limitation	560	1,911	2,286
Research tax credit	(3,998)	(6,983)	(5,225)
Foreign withholding tax	11,051	12,811	8,079
Goodwill impairment	—	—	107,831
Restructuring and transaction costs	1,394	649	293
Divestiture-related activity	5,339	(26,915)	—
Foreign rate differential	(10,651)	(7,354)	19,337
Foreign tax credit	(10,338)	(10,124)	(977)
Change in valuation allowance	5,412	50,314	20,491
Effect of cross-border tax laws	2,580	10,151	7,656
Unrecognized tax benefits	(238)	746	6,798
Change in estimates	3,387	3,844	(1,802)
Change in other comprehensive income	(826)	—	—
Non-deductible expense	184	—	—
Others	269	928	1,844
Total	$ 12,448	$ 10,042	$ 13,589

At December 31, 2024, the Company asserts that it will not permanently reinvest its foreign earnings outside the United States. The Company anticipates that the cash from its foreign earnings may be used domestically to fund operations or used for other business needs. The accumulated undistributed earnings generated by its foreign subsidiaries was approximately $33.1 million. Substantially all of these earnings will not be taxable upon repatriation to the United States since they will be treated as previously taxed earnings and profits. The U.S. state income taxes and foreign withholding taxes related to the distributable cash of the Company's foreign subsidiaries are not expected to be material.

The following table summarizes the total unrecognized tax benefits and the amounts of which that would affect the effective tax rate upon recognition of such as of December 31, 2024, 2023, and 2022 (in thousands):

	December 31,					
		2024		2023		2022
Total unrecognized tax benefits	$	15,376	$	23,587	$	19,354
Amount affecting the effective tax rate upon recognition of unrecognized tax benefits	$	1,198	$	9,592	$	8,791

The Company is unable to make a reasonable estimate of the timing of the long-term payments or the amount by which the unrecognized tax benefits will increase or decrease over the next 12 months.

The reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2024, 2023 and 2022 is as follows (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Total unrecognized tax benefits at January 1	$	23,587	$	19,354	$	8,438
Changes due to Separation, mergers, and dispositions		(6,858)		—		1,682
Increases for tax positions related to the current year		2,009		4,070		8,793
Increases for tax positions related to prior years		33		961		444
Decreases for tax positions related to prior years		(3,395)		(798)		(3)
Total unrecognized tax benefits at December 31	$	15,376	$	23,587	$	19,354

It is the Company's policy to classify accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. For the years ended December 31, 2024, 2023, and 2022, we recognized interest and penalties related to unrecognized tax benefits of an immaterial amount, $0.3 million, and an immaterial amount, respectively. As of December 31, 2024 and 2023, accrued interest and penalties were $0.1 million and $0.4 million, respectively.

With few exceptions, the Company's 2020 through 2024 tax years are open to examination in the United States, any net operating losses or credits that were generated in prior years, but not yet fully utilized in a year that is closed under the statute of limitations, may also be subject to examination.

NOTE 15 - GEOGRAPHIC AND SEGMENT RELATED INFORMATION

Geographic Information

Long-lived assets consist primarily of property and equipment and operating lease ROU assets. The following table summarizes long-lived assets by geographic region (in thousands):

	December 31,			
		2024		2023
U.S.	$	60,847	$	69,725
Europe		7,656		3,416
Asia and other		6,052		8,328
Total	$	74,555	$	81,469

See Note 3—*Revenue* for information on revenue by geographic region.

Segment Reporting

The Company has one operating and reportable segment. The Company's technologies are integrated into consumer devices and media platforms worldwide, powering smart devices, connected cars and entertainment experiences. The Company's Chief Executive Officer has been determined to be the chief operating decision maker ("CODM") in accordance with the authoritative guidance on segment reporting. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance and decides how to allocate resources based on net income (loss) that also is reported on the statements of operations as consolidated net income (loss). The measure of segment assets is reported on the balance sheet as total consolidated assets.

The following table presents information about reported segment revenue, significant segment expenses, and segment net loss for the years ended December 31, 2024, 2023, and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Revenue	$ 493,688	$ 521,334	$ 502,260
Less:			
Cost of revenue, excluding depreciation and amortization of intangible assets [1]	113,756	118,628	122,946
Research and development [1]	191,352	222,833	216,355
Selling, general and administrative [1]	218,106	233,403	217,402
Depreciation expense	12,638	16,645	20,501
Amortization expense	43,376	57,752	62,209
Goodwill impairment	—	—	604,555
Impairment of long-lived assets	1,535	1,710	7,724
Interest and other income, net	(829)	(2,991)	(3,327)
Interest expense - debt	3,008	3,000	1,512
Gain on divestitures	(100,833)	—	—
Provision for income taxes	12,448	10,042	13,589
Consolidated net loss	$ (869)	$ (139,688)	$ (761,206)

[1] Includes total salaries, bonuses, and employee benefits of $278.0 million, $323.4 million, and $318.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 16 - RELATED PARTY TRANSACTIONS AND NET INVESTMENT BY FORMER PARENT

For periods prior to the Separation, the consolidated financial statements have been prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of the Former Parent. The following disclosure summarizes activity prior to the Separation between the Company and the Former Parent, including affiliates of the Former Parent that were not part of the Separation.

Allocation of Corporate Expenses

Prior to Separation, the consolidated financial statements included expenses for certain management and support functions which were provided on a centralized basis within the Former Parent, as described in Note 2—*Summary of Significant Accounting Policies*. These management and support functions include, but are not limited to, executive management, sales and marketing, finance, legal, information technology, employee benefits administration, stock-based compensation, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on a pro rata basis of billing, revenue, headcount or other measures of the Company and the Former Parent.

The amount of these allocations from the Former Parent was $47.6 million, which included $3.0 million for depreciation expenses and $44.6 million for selling, general and administrative for the year ended December 31, 2022.

Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone public company. Actual costs that may have been incurred if the Company had been a standalone public company would depend on a number of factors, such as the chosen organizational structure, whether functions were outsourced or performed by the Company's employees, and strategic decisions made in areas such as selling, information technology and infrastructure.

Net Transfers from Former Parent

A reconciliation of net transfers from the Former Parent on the consolidated statements of equity to the corresponding amount on the consolidated statements of cash flows was as follows (in thousands):

	Year Ended December 31, 2022
Total net transfers from Former Parent per consolidated statements of equity	$ 100,915
Stock-based compensation	(45,303)
Net proceeds from capital contributions by Former Parent	83,235
Issuance of equity to noncontrolling interest	(1,423)
Other	(1,387)
Total net transfers from Former Parent per consolidated statements of cash flows	$ 136,037

NOTE 17 – BENEFIT PLAN

The Company maintains a 401(k) retirement savings plan that allows voluntary contributions by all eligible U.S. employees upon their hire date. Eligible employees may elect to contribute up to the maximum amount allowed under Internal Revenue Service regulations. The Company can make discretionary contributions under the 401(k) plan. During the years ended December 31, 2024, 2023 and 2022, the Company's employer 401(k) match expense was approximately $3.9 million, $4.3 million, and $5.4 million, respectively.

NOTE 18 - SUBSEQUENT EVENT

Receivables Financing Agreement

On February 21, 2025, the Company and Xperi SPV LLC ("Xperi SPV"), a wholly-owned special purpose subsidiary, entered into a Receivables Financing Agreement (the "RFA") with PNC Bank, National Association ("PNC"), and PNC Capital Markets LLC, and a Sale and Contribution Agreement (the "SCA," and, together with the RFA, the "RF Agreements") among the Company, Xperi SPV and certain other wholly-owned subsidiaries of the Company (collectively, the "Originators") to establish an accounts receivable securitization program (the "AR Facility"). The Company controls Xperi SPV and will consolidate it in its consolidated financial statements. Under the AR Facility, the Originators have agreed to periodically transfer and sell current and future accounts receivable and all related rights to Xperi SPV through the SCA. In turn, Xperi SPV may borrow funds from PNC from time to time, secured by liens on the receivables and other assets of Xperi SPV. The maximum amount potentially available to borrow, based on the eligibility of the receivables, is $55.0 million. Interest on the outstanding balance is accrued at the sum of (i) either a monthly term secured overnight financing rate ("SOFR") or, for any day, the SOFR rate for a one-month period, as published by PNC, at the election of the Company, and (ii) 1.90%. Additional interest of 0.50% is accrued on the unused borrowing limit. Interest is payable on a monthly basis. The AR Facility matures on February 21, 2028, unless terminated earlier pursuant to its terms. Repayment of the outstanding principal is due at maturity; however, the Company may prepay all of the outstanding principal at any time, plus accrued and unpaid interest, without any premium or penalty. If, at any time, the aggregate outstanding principal exceeds the eligibility limit of the receivables, the Company is required to repay the excess amount borrowed immediately. Subject in some cases to cure periods, amounts outstanding under the RFA may be accelerated for customary events of default including, but not limited to, the failure to make payments or deposits when due, borrowing base deficiencies, and the failure to observe or comply with any covenant.

Upon entering into the RFA on February 21, 2025, the Company borrowed $40.0 million under the AR Facility.

Repayment on Senior Unsecured Promissory Note

On February 21, 2025, the Company voluntarily repaid the full $50.0 million outstanding balance of its Promissory Note (as described in Note 9—*Debt*) along with accrued interest, with $40.0 million borrowed from the AR Facility with PNC (as described above) and the remainder with cash on hand.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1*	Separation and Distribution Agreement by and between Adeia Inc. and Xperi Inc., dated October 1, 2022 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
2.2	Amendment One to Separation and Distribution Agreement by and between Adeia Inc. and Xperi Inc. (filed as Exhibit 2.2 of the Company's Annual Report on Form 10-K on March 6, 2023, and incorporated herein by reference).
2.3*	Asset Purchase Agreement by and among Xperi Inc., Perceive Corporation and Amazon.com Services LLC, dated August 14, 2024 (filed as Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q on November 7, 2024, and incorporated herein by reference).
3.1	Amended and Restated Certificate of Incorporation of Xperi Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Xperi Inc., dated May 29, 2024 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2024).
3.3	Amended and Restated Bylaws of Xperi Inc. (filed as Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, and incorporated herein by reference).
4.1	Description of the Company's capital stock registered under section 12 of the Securities Exchange Act of 1934.
10.1+	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company's Registration Statement on Form 10 on August 26, 2022, and incorporated herein by reference)
10.2	Form of Senior Unsecured Promissory Note (filed as Exhibit 10.7 to the Company's Registration Statement on Form 10 on August 26, 2022, and incorporated herein by reference)
10.3+	Form of Severance Agreement of Xperi Inc. (filed as Exhibit 10.8 to the Company's Registration Statement on Form 10 on August 26, 2022, and incorporated herein by reference)
10.4+	Form of Change in Control Severance Agreement of Xperi Inc. (filed as Exhibit 10.9 to the Company's Registration Statement on Form 10 on August 26, 2022, and incorporated herein by reference).
10.5+	Employment and Severance Agreement, dated April 28, 2017, by and between the Registrant and Jon Kirchner (filed as Exhibit 10.10 to the Company's Registration Statement on Form 10 on August 26, 2022, and incorporated herein by reference)
10.6+	Amendment to Employment and Severance Agreement between Xperi Corporation and Jon Kirchner dated April 28, 2017, effective as of September 29, 2020 (filed as Exhibit 10.11 to the Company's Registration Statement on Form 10 on August 26, 2022, and incorporated herein by reference)
10.7+	Amended and Restated Employment and Severance Agreement between Xperi Corporation and Jon Kirchner (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q on November 7, 2024, and incorporated herein by reference).
10.8+	Form of 2022 Restricted Stock Unit Award Agreement of Xperi Inc (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K on March 6, 2023, and incorporated herein by reference).
10.9+	Form of Stock Option Award Agreement of Xperi Inc. (filed as Exhibit 10.13 to the Company's Registration Statement on Form 10 on August 26, 2022, and incorporated herein by reference).
10.10+	Form of 2022 Performance-Based Restricted Stock Unit Award Agreement of Xperi Inc (filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K on March 6, 2023, and incorporated herein by reference).
10.11+	Xperi Inc. 2022 Equity Incentive Plan (filed as Exhibit 10.15 to the Company's Registration Statement on Form 10 on August 26, 2022, and incorporated herein by reference).
10.12+	Xperi Inc. Amended and Restated 2022 Employee Stock Purchase Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q on November 13, 2023, and incorporated herein by reference).
19.1	Trades in Securities by Directors, Officers, and Company Personnel and Treatment of Confidential Information (Insider Trading Policy).
21.1	List of subsidiaries

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97.1	Policy for Recovery of Erroneously Awarded Incentive Compensation (filed as Exhibit 97.1 to the Company's Annual Report on Form 10-K on March 1, 2024, and incorporated herein by reference).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbases Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

| + | Indicates a management contract or compensatory plan or arrangement. |
| * | The exhibits and schedules to this agreement have been omitted in reliance on Item 601(b)(2) of Regulation S-K promulgated by the SEC, and a copy thereof will be furnished supplementally to the SEC upon its request. Readers are cautioned that the representations and warranties set forth in this agreement are qualified by those schedules, and should not be relied upon as accurate or complete without reference to those schedules. |

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2025


Xperi Inc.


By: /s/   Jon E. Kirchner
      Jon E. Kirchner
      Chief Executive Officer and President

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jon E. Kirchner **Jon E. Kirchner**	Chief Executive Officer, President and Director (Principal Executive Officer)	February 27, 2025
/s/ Robert Andersen **Robert Andersen**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2025
/s/ David C. Habiger **David C. Habiger**	Chairman of the Board of Directors	February 27, 2025
/s/ Darcy Antonellis **Darcy Antonellis**	Director	February 27, 2025
/s/ Laura J. Durr **Laura J. Durr**	Director	February 27, 2025
/s/ Jeremi T. Gorman **Jeremi T. Gorman**	Director	February 27, 2025
/s/ Roderick K. Randall **Roderick K. Randall**	Director	February 27, 2025
/s/ Christopher Seams **Christopher Seams**	Director	February 27, 2025

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